RAMTRON INTERNATIONAL CORPORATION




# RAMTRON

**Mixed-signal system solutions enhanced by FRAM memory**


RECD S.E.C.
NOV 1 2005
1086
P.E. 12-31-04
RAMTRON
RAMTRON



**2004 Summary Annual Report**

Notice of 2005 Annual Meeting and Proxy Statement

# Table of Contents



WASH., D.C.
RECEIVED
NOV 01 2005
185
SECTION


## CHAIRMAN'S LETTER


To Our Stockholders .... 2


## PROXY STATEMENT


Notice of the 2005 Annual Meeting of Stockholders .... 4

Information Concerning Solicitation and Voting .... 5

Voting and Proxies .... 5

Proposal to be Voted On:

- Item 1 - Election of Directors .... 9

Board of Directors and Its Committees .... 11

- Meeting Attendance .... 11
- Board Committees .... 12
- Compensation of Directors .... 13

Executive Officers .... 14

Security Ownership of Principal Stockholders and Management .... 15

Code of Conduct .... 16

Section 16(a) Beneficial Ownership Reporting Compliance .... 16

Executive Compensation and Other Information

- Summary Compensation .... 17
- Option Grants in 2004 .... 17
- Aggregated Options Exercised in 2004 and Option Values at 12-31-2004 .... 18
- Employment Contracts and Termination of Employment and Change-of-Control Arrangements .... 18
- Compensation Committee Interlocks and Insider Participation .... 19

Audit Committee Report .... 19

Compensation Committee Report .... 20

Performance Graph .... 21

Certain Relationships and Related Transactions .... 22

Proposal to be Voted On:

- Item 2 - Approval of 2005 Incentive Award Plan .... 22

Proposal to be Voted On:

- Item 3 - Ratification of Election of Independent Auditors .... 28

Other Matters .... 28

Form 10-K .... 29

Appendix A - 2005 Incentive Award Plan .... 29


## FINANCIALS


Financial Highlights .... 49

Management's Discussion and Analysis .... 50

Results of Operations .... 51

Consolidated Balance Sheets .... 63

Consolidated Statements of Operations .... 64

Consolidated Statements of Stockholders' Equity .... 65

Consolidated Statements of Cash Flows .... 66

Notes to Financial Statements .... 67

Report of Independent Auditors .... 82


## CORPORATE INFORMATION


Stockholder and General Information .... 85

RAMTRON

## 2004 Letter to Stockholders

To our Stockholders:

In 2004, we achieved the company's first profitable fiscal year since its inception. A combination of operating expense management, new product introductions and outstanding performances by our employees and independent sales teams contributed to our success. For the full year ended December 31, 2004, Ramtron's revenue increased 44% to $57.8 million from $40.2 million for 2003. Full-year income from continuing operations was $3.9 million, or $0.17 per diluted share, compared with a loss from continuing operations of $4.2 million, or a loss of $0.19 per diluted share, for the prior year.

Full-Year 2004 Highlights:

- Total FRAM product sales grew 40% over 2003
- We introduced six new FRAM products
- FRAM average gross margin increased three percentage points over 2003 to 54%
- Seven percent of FRAM revenue in 2004 was generated by new products announced in 2003 or later
- Four percent of FRAM revenue in 2004 was generated by new Processor Companion products
- We introduced a 1-megabit high-density FRAM product
- We began qualifying FRAM products to meet automotive industry AECQ100 standards
- We settled the National Semiconductor patent dispute

With the ENEL metering program coming to an end in 2006, we focused on expanding our non-ENEL, or core FRAM, customer base in order to replace ENEL revenue and continue growing our business. As a result of these efforts, our core FRAM sales grew nearly 87% in 2004, which contributed to a compound annual growth rate of approximately 100% for core FRAM sales since 2001. It will take a few quarters to completely replace the ENEL revenue, but since our core FRAM business has grown significantly over the past few years, we are confident that we are in a strong position to make the transition.

Despite challenging conditions in the overall semiconductor market, our results show that there is a growing need for innovative, memory-based, semiconductor solutions featuring FRAM memory. Consumption drivers within our target market segments include the proliferation of electronic content in automobiles, the need for more efficient power distribution, and the trend toward low-power components and environmentally friendly system designs.

Data generated by sensors in today's sophisticated automobiles needs to be stored reliably in nonvolatile memory. No other true nonvolatile memory is able to store sensor data faster, at a higher frequency, or as power-efficiently as our FRAM memory. In the utility industry, our success with ENEL has put the spotlight on FRAM devices as the ideal memory for advanced utility metering products. Our metering business worldwide continues to gain traction as more time-of-use and multi-tariff meters are adopted by the utility industry. FRAM products are also at the forefront of the trend toward environmentally friendly semiconductor components. Many of our FRAM products are now available in "green" lead-free packaging, and our FRAM products' ability to inherently store data without power eliminates the need to use an extra battery for data storage in high-performance nonvolatile memory applications.

In computing and information systems, several areas beyond our current business in printers, copiers and RAID controllers look promising. An emerging area that we believe could drive future volume is electronic shelf-labeling. Since electronic labels require battery power to operate, the fast, low-power write features of FRAM products can help extend battery life.

In addition, there are a number of consumer applications that can leverage FRAM benefits. High-end TVs are using FRAM products today. Also in the consumer market, we are pursuing FRAM product use in video games. Imagine being able to flip off the power switch on your portable game player and store your game play location instantly.

I hope that this gives you a sense of the diversity of FRAM applications and the momentum that is building for FRAM products in the marketplace. I am continually encouraged by the reception that our products are drawing from our existing and new customers. Our conversations with customers are deepening, which fuels our understanding of their plans and resulting opportunities for us. With this interaction, I believe that we can continue to expand our FRAM-based semiconductor solutions to meet the ever-increasing demands of our customers.

To feed this growing market interest in FRAM, we expanded our product line in 2004 and have more new products planned. In 2004, we added a new line of Processor Companion products to our groundbreaking 31X Processor Companion family. We also announced our first 1-megabit FRAM device, which is the highest-density FRAM product we have ever introduced. New products in development include more Processor Companions, a new application-specific standard product, and a 4-megabit FRAM memory product, which is being co-developed with Texas Instruments.

Recently, we completed initiatives to facilitate the execution of our business strategy and accelerate the growth of our semiconductor product business. In July 2005, we divested our Mushkin subsidiary so we can better focus on the growth of our FRAM and integrated semiconductor product lines. In August 2005, we acquired Montreal, Canada-based Goal Semiconductor Inc. for approximately $2.3 million in cash and 1.95 million shares of Ramtron stock. Goal is a fabless semiconductor company that designs and develops mixed-signal integrated circuits for the embedded data acquisition market. We believe this acquisition will enable us to accelerate our product development strategy and provide our customers with an expanded portfolio of FRAM-enabled integrated semiconductor products.

In closing, we view 2005 as a year of transition and growing opportunity. With the completion of the ENEL metering program approaching, our goal is to emerge as a stronger company with more products and customers, which we believe will lead to higher-quality and more diversified revenue streams. Based on our recent performance, we appear to be well on our way.

Sincerely,



William W. Staunton III
Chief Executive Officer
October 25, 2005

RAMTRON



# RAMTRON INTERNATIONAL CORPORATION
# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
# December 2, 2005

**NOTICE IS HEREBY GIVEN** that the Annual Meeting of the Stockholders (the "Annual Meeting") of Ramtron International Corporation, a Delaware corporation (the "Company"), will be held on December 2, 2005, at 10:30 a.m., Mountain Time, at the Hilton Garden Inn, 1810 Briargate Parkway, Colorado Springs, Colorado 80920, for the following purposes, each as more fully described in the attached Proxy Statement:

1. To elect nine directors. The names of the nominees to be presented for election are: William G. Howard, William W. Staunton, III, Greg B. Jones, Eric A. Balzer, Klaus Fleischmann, Doris Keitel-Schulz, William George, Jack L. Saltich and Theodore J. Coburn.

2. To approve the Company's 2005 Incentive Award Plan.

3. To ratify the appointment of KPMG LLP as independent auditors of the Company for the fiscal year ending December 31, 2005.

4. To transact other business as may properly come before the Annual Meeting or any adjournment(s) thereof.

Only record holders of the Company's Common Stock at the close of business on October 6, 2005, are entitled to notice of, and to vote at, the Annual Meeting and at any adjournment(s) thereof.

All stockholders are cordially invited to attend the Annual Meeting in person. Whether you own a few or many shares of stock and whether or not you expect to attend the Annual Meeting in person, it is important that your shares be voted to ensure your representation and the presence of a quorum at the annual meeting. Most beneficial stockholders who own shares through a bank or broker may vote by telephone or the Internet as well as by mail. Registered stockholders who own their shares in their own name must vote by mail. If you vote by mail, please complete, sign, date and return the accompanying proxy card in the enclosed envelope. If you decide to attend the annual meeting and wish to change your proxy vote, you may do so by voting in person at the annual meeting. Your proxy may be revoked at any time prior to the annual meeting in accordance with the procedures set forth in the Proxy Statement.

By Order of the Board of Directors



Eric A. Balzer
Secretary

Colorado Springs, Colorado
October 26, 2005

## RAMTRON INTERNATIONAL CORPORATION
## PROXY STATEMENT
## INFORMATION CONCERNING SOLICITATION AND VOTING

The enclosed proxy is solicited by and on behalf of the Board of Directors of Ramtron International Corporation, a Delaware corporation ("Ramtron" or the "Company"), for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on December 2, 2005, at 10:30 a.m., Mountain Time, or at any adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Hilton Garden Inn, 1810 Briargate Parkway, Colorado Springs, Colorado 80920.

The Company's principal place of business is 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

The proxy statement and accompanying proxy are first being mailed to the Company's shareholders on or about October 31, 2005.



### VOTING AND PROXIES

***What is the purpose of the Annual Meeting?***

At the Annual Meeting, shareholders will be asked to act upon the matters outlined in the notice of meeting on the cover page and described in this proxy statement, including the election of directors, approval of the Company's 2005 Incentive Award Plan, and ratification of the appointment of our independent auditors for the fiscal year ending December 31, 2005. In addition, management will respond to questions from shareholders.

***Who is entitled to vote?***

Only holders of record of shares of the Company's Common Stock at the close of business on October 6, 2005 (the "Record Date") are entitled to vote at the Annual Meeting. If you were a shareholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. 24,387,830 shares of Common Stock were issued and outstanding as of the close of business on the Record Date.

***What are the voting rights of the holders of the Company's Common Stock?***

Each outstanding share of the Company's Common Stock will be entitled to one vote on each matter.

***How can I vote my shares without attending the Annual Meeting?***

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those included on your proxy card or, for shares held beneficially in street name, the voting instruction card provided by your broker, trustee or nominee.

Shareholders of record of Common Stock may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelope. Shareholders who hold shares beneficially in street name may vote by mail by completing, signing, and dating the voting instruction cards provided and mailing them in the accompanying pre-addressed envelopes.

***Can I change my vote after I return my proxy card?***

Yes. Even after you have submitted your proxy, you may revoke or change your vote at any time before the proxy is exercised by filing with the Corporate Secretary of the Company either a notice of revocation or a duly executed proxy bearing a later date. The powers of the proxy holders will be suspended if you attend the meeting in person and so request, although attendance at the meeting will not by itself revoke a previously granted proxy.

***Is my vote confidential?***

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to management of the Company.



**How are votes counted?**

In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees.

For the other items of business, you may vote "FOR," "AGAINST" or "ABSTAIN." If you "ABSTAIN," the abstention has the same effect as a vote "AGAINST." If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board ("FOR" all of the nominees to the Board, "FOR" the approval of the Company's 2005 Incentive Award Plan, and "FOR" ratification of the independent auditors).

***What is the voting requirement to approve each of the proposals?***

In the election of directors, the nine persons receiving the highest number of "FOR" votes cast in their favor at the Annual Meeting will be elected. All other proposals require the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy and entitled to vote on those proposals at the Annual Meeting. If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the Annual Meeting, assuming that a quorum is obtained. Abstentions have the same effect as votes against the matter.

**What constitutes a quorum?**

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority in the aggregate voting power of the outstanding shares of Common Stock entitled to vote will constitute a quorum, permitting the meeting to conduct its business. As of the Record Date, 24,387,830 shares of Common Stock, representing the same number of votes, were outstanding. Thus, the presence of the holders of Common Stock representing at least 12,193,916 votes will be required to establish a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting.

***What happens if additional matters are presented at the Annual Meeting?***

Other than the three items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy-holders, Greg B. Jones and William W. Staunton, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

***What should I do if I receive more than one set of voting materials?***

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.



***Do the shareholders have any appraisal rights with regard to any of the proposals?***

No. Under Delaware law, shareholders are not entitled to appraisal rights with respect to these proposals.

***Who will bear the cost of soliciting votes for the Annual Meeting?***

The Company is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. Provided, however, that in the event the Company determines it is necessary to engage a proxy soliciting firm for the purpose of soliciting proxies for items to be voted upon, the Company may do so prior to the meeting. Any such firm engaged would be paid customary fees for their services. If you choose to access the proxy materials over the Internet, you are responsible for Internet access charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

***Where can I find the voting results of the Annual Meeting?***

We intend to announce preliminary voting results at the Annual Meeting and publish final results in our annual report on Form 10-K for the year ending December 31, 2005.

***What is the difference between holding my shares as a shareholder of record and as a beneficial owner?***

Most shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

- Shareholder of Record - If your shares are registered directly in your name with the Company's transfer agent, Citibank, N.A., you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by the Company. As the shareholder of record, you have the right to grant your voting proxy directly to the Company's designated proxyholders or to vote in person at the meeting. The Company has enclosed or sent a proxy card for you to use together with the notice of meeting and this proxy statement.

- Beneficial Owner - If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee, or nominee how to vote and are also invited to attend the annual meeting. Since a beneficial owner is not the shareholder of record, you may not vote these in person at the meeting unless you obtain a "legal proxy" from the broker, trustee, or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee, or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee, or nominee how to vote your shares.

***How will my proxy be voted?***

Your proxy, when properly signed and returned to us, and not revoked, will be voted in accordance with your instructions relating to the election of directors and on Proposals 2 and 3. We are not aware of any other matter that may be properly presented other than the election of directors and Proposals 2 and 3. If any other matter is properly presented, the persons named in the enclosed form of proxy will have discretion to vote in their best judgment. If your shares are held in the name of a bank, broker or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at the Annual Meeting.

***What if I don't mark the boxes on my proxy?***

Unless you give other instructions on your form of proxy, the persons named as proxies will vote in accordance with the recommendations of the Board of Directors. The Board's recommendation is set forth together with the description of each Proposal in this Proxy Statement. In summary, the Board recommends a vote FOR:

- The election of William G. Howard, William W. Staunton, III, Greg B. Jones, Eric A. Balzer, Klaus Fleischmann, Doris Keitel-Schulz, William George, Jack L. Saltich and Theodore J. Coburn as directors.

- The approval of the Company's 2005 Incentive Award Plan.

- The ratification of the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2005.

***Can I go to the Annual Meeting if I vote by proxy?***

Yes. Attending the Annual Meeting does not revoke the proxy. However, you may revoke your proxy at any time before it is actually voted by giving written notice to the secretary of the Annual Meeting or by delivering a later dated proxy.

***Will my vote be public?***

No. As a matter of policy, shareholder proxies, ballots and tabulations that identify individual shareholders are kept confidential and are only available as actually necessary to meet legal requirements.

SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO COMPLETE, SIGN, DATE, AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. SHARES OF COMMON STOCK REPRESENTED BY A PROPERLY EXECUTED PROXY RECEIVED PRIOR TO THE VOTE AT THE ANNUAL MEETING AND NOT REVOKED WILL BE VOTED AT THE ANNUAL MEETING AS DIRECTED BY THE PROXY. IT IS NOT ANTICIPATED THAT ANY MATTERS OTHER THAN THOSE SET FORTH IN THE PROXY STATEMENT WILL BE PRESENTED AT THE ANNUAL MEETING. IF OTHER MATTERS ARE PRESENTED, PROXIES WILL BE VOTED IN ACCORDANCE WITH THE DISCRETION OF THE PROXY HOLDERS.

## Deadline for Receipt of Stockholder Proposals

The Company expects to hold its 2006 Annual Meeting during the first half of June 2006. Proposals of stockholders of the Company, which are intended to be presented by such stockholders at the next annual meeting of stockholders of the Company to be held after the 2005 Annual Meeting should be received by the Company no later than January 31, 2006 or within a reasonable time prior to the Company's filing of its proxy materials, in order that they may be included in the proxy statement and form of proxy relating to the 2006 Annual Meeting. It is recommended that stockholders submitting proposals direct them to the Secretary of the Company by certified mail, return receipt requested, in order to ensure timely delivery. No such proposals were received with respect to the Annual Meeting scheduled for December 2, 2005.

# PROPOSAL 1 - ELECTION OF DIRECTORS

## Nominees



A board of nine directors will be elected at the Annual Meeting. Unless otherwise instructed, proxy holders will vote the proxies received by them for the nine nominees named below, all of whom are currently directors of the Company. It is not expected that any nominee will be unable or will decline to serve as a director. If, however, any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. In the event additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them for the nominees listed below and not for a greater number of persons than the number of nominees listed below. The term of office of each person elected as a director at the Annual Meeting will continue until the next annual meeting of stockholders and such time as his/her successor is duly elected and qualified or until his/her earlier resignation, removal or death.

The names of the nominees, who constitute all of the current directors, and certain information about them, are set forth below:

| Name | Age | Position(s) with the Company |
|---|---|---|
| William G. Howard(1) | 63 | Chairman of the Board, Chairman of the Audit Committee, and Chairman of the Compensation Committee |
| Klaus Fleischmann(1) | 42 | Director |
| Doris Keitel-Schulz(1) | 46 | Director |
| William W. Staunton | 57 | Director, Chief Executive Officer |
| Greg B. Jones | 57 | Director, President-Technology Group |
| Eric A. Balzer | 57 | Director, Chief Financial Officer and Corporate Secretary |
| William George | 62 | Director |
| Jack L. Saltich | 62 | Director |
| Theodore J. Coburn | 52 | Director |

(1) Member of the Audit, Compensation and Nominating Committees.

All directors and Executive Officers are elected by the Board of Directors for an initial term which continues until the Board meeting immediately preceding the next annual statutory meeting of the stockholders, and thereafter are elected for one-year terms or until their successors have been elected.

Dr. Howard has served as a Director since July 1994. Since September 1990, Dr. Howard has been an independent engineering consultant to various entities, including SEMATECH, the Semiconductor Industry Association and Dow Corning. From October 1987 until December 1990, he served as a Senior Fellow at the National Academy of Engineering while on leave from Motorola. From 1969 to 1990, Dr. Howard was employed by Motorola where he most recently served as

Corporate Senior Vice President and Director of Research and Development. Dr. Howard is a member of the National Academy of Engineering and a fellow of the Institute of Electrical Engineers and of the American Association for the Advancement of Science. Dr. Howard is Chairman of Thunderbird Technologies, a private company developing new transistor technologies and is a Director of Credence Systems, Inc., a public company that manufactures electronic test equipment; and Xilinx, Inc., a public company that manufactures integrated circuits.

Mr. Fleischmann has served as a Director since May 2001. Mr. Fleischmann currently serves as the Vice President of Business Development for Infineon Technology AG since November 2003. From July 2000 to October 2003, he served as Senior Director of Business Development and Relations for Infineon Technologies' Memory Products Division. Holding various positions with Siemens AG, the parent company of Infineon, Mr. Fleischmann has over 20 years of business and financial management experience including positions as financial controller for wafer fabrication and semiconductor assembly and testing facilities. From 1999 to 2000, Mr. Fleischmann held the position of Director of Business Administration Products, Projects and Research and Development for Infineon's Memory Products Division. In 1997, Mr. Fleischmann was named Director of Business Administration Products, Projects and Research and Development for Siemens' Memory Products Division.

Ms. Doris Keitel-Schulz has served as a Director since October 2003. In 1999, Ms. Keitel-Schulz was named Director of Special Projects within the Memory Products Group of Infineon Technologies AG (formerly Siemens Semiconductor), which position she continues to hold. Ms. Doris Keitel-Schulz is a 20-year veteran in the development, manufacture and application of semiconductor components. Ms. Keitel-Schulz holds a Masters degree in Material Science and Electronics from the University of Erlangen-Nueremberg.

Mr. Staunton joined us as a Director and our Chief Executive Officer in December 2000. Prior to joining us, Mr. Staunton served as Chief Operating Officer of Maxwell Technologies, a company which designs and manufactures multi-chip modules and board products for commercial satellite applications, from March 1999 until December 2000. Mr. Staunton was Executive Vice President of Valor Electronics Inc. from April 1996 until February 1999. Valor Electronics designs and manufactures magnetic filter products for use in local area networks and communications products. Mr. Staunton holds a Bachelors of Science degree in Electrical Engineering from Utah State University.

Mr. Jones has been a Director since February 1995 and has served as our President - Technology Group since July 2001. In February 1995, Mr. Jones was named President and Chief Operating Officer and served in that capacity until July 2001 when he was named President - Technology Group. He holds a Bachelor of Science degree in Engineering from the U.S. Naval Academy, Annapolis and a Master of Science degree in Management Sciences from Stanford University.

Mr. Balzer was named our Chief Financial Officer in October 2004. Mr. Balzer has served as one of our Directors since September 1998. From November 1999 until October 2004, Mr. Balzer was retired. From January 1990 until his retirement in November 1999, Mr. Balzer served as Senior Vice President of Operations for Advanced Energy Industries, Inc. a company that develops, manufactures and markets power conversion devices for the semiconductor equipment industry. Mr. Balzer is also a director of All America Real Estate Development, a public company, involved in real estate development. Mr. Balzer holds a Bachelor of Science degree in Finance from the University of Colorado.

Dr. William George became a director of the Company in August 2005. Since August 1999, Dr. George has served as Senior Vice President of Operation for ON Semiconductor, a supplier of performance power solutions that spun off from Motorola, Inc. in 1999. From June 1997 until July 1999, Dr. George served as corporate vice president and director of Manufacturing for Motorola's Semiconductor Components Group. Dr. George served as a Supervisory Director of Metron Technology, a global supplier of semiconductor equipment and materials, from October 2003 until it was acquired by Applied Materials, Inc. in October 2004. Dr. George received a B.S. degree in Metallurgical Engineering from the University of Oklahoma and a Ph.D. in Materials Science from Purdue University.

Mr. Jack Saltich became a director of the Company in August 2005. From July 1999 until his retirement in August 2005, Mr. Saltich has served as president and chief executive officer of Three-Five Systems, Inc., a global provider of electronics manufacturing services. From September 1996 to July 1999, Mr. Saltich was vice president and general manager of the European Electronics Center of Advanced Micro Devices, Inc. ("AMD") and served in various positions with AMD commencing in May 1993. He is also chairman of Brillian Corporation, a public company that specializes in liquid crystal on silicon displays for the HDTV market, a director of Immersion Corporation, a public company that specializes in the deployment of haptics technology, and chairman of privately held Vitex Systems, Inc., which targets the organic light-emitting diode and flexible display markets. Mr. Saltich received both B.S. and M.S. degrees in Electrical Engineering from the University of Illinois.

In September 2005, Three-Five Systems, Inc. filed voluntary Chapter 11 bankruptcy petition with the federal bankruptcy court in Arizona. The bankruptcy petition is part of ongoing actions taken by Three-Five Systems, Inc. to sell off its assets and subsidiaries, wind up its business, and attempt to preserve the value of the Company for its shareholders.



Mr. Theodore J. Coburn joined the Company as a director in September 2005. Since August 1991, Mr. Coburn has served as president of the Coburn Capital Group, a boutique investment bank based in New York City. Since April 2005, Mr. Coburn has also been a partner of Triton Real Estate Partners, a real estate development company. He serves as chairman of the Allianz Global Investors Mutual Fund Complex. From March 2002 to August 2003, Mr. Coburn was senior vice president and head of the Domestic Corporate Client Group at the Nasdaq Stock Market, Inc. Mr. Coburn received a B.S. degree in Economics and Finance from the University of Virginia; an M.B.A. degree from Columbia Graduate School of Business; and a Master of Divinity degree, a Masters degree in Education, and a Certificate of Advanced Studies in Cognitive Development from Harvard University.

Mr. Coburn, in his role as trustee for mutual funds within the Allianz Dresdner fund and asset management family has been named in certain pending class action lawsuits, including In re Allianz Dresdner Mutual Funds Fee Litigation, Civil Action No.3:04CV280 (CFD) (in the Federal District Court of CT), involving allegations of improper revenue sharing arrangements among the Allianz funds; and Pingitore v. Allianz Dresdner Asset Management of America L.P., et al. Civil Action No. 04-1933 (Hon. J. Frederick Motz) and McBride v. Allianz Dresdner Asset Management of America L.P., et al. Civil Action No. 04-1924, consolidated in In re Mutual Funds Investment Litigation, MDL Docket 1586 (in the Federal District Court of MD), alleging violations of the federal securities laws and state common law for alleged market timing in the Allianz funds. A motion to dismiss each of the complaints is pending before the court awaiting decision.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

## INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors currently consists of nine directors. The Board of Directors held a total of eight meetings during 2004. Each Director attended at least 75% of the aggregate of (a) the total number of meetings of the Board of Directors held during the period for which he/she has been a director and (b) the total number of meetings held by all committees of the Board of Directors on which he/she served during the period. While the Company does not have a formal policy regarding the attendance of directors at the Annual Meeting of Stockholders, all directors are encouraged to attend. All but one Director of the Board of Directors attended last year's Annual Meeting of Stockholders.

The Board of Directors consists of a majority of "independent directors" as such term is defined in The Nasdaq Stock Market Marketplace Rules. The Board of Directors has determined that Dr. William G. Howard, Mr. Klaus Fleischmann, Ms. Doris Keitel-Schulz, Dr. William George, Mr. Jack L. Saltich, and Mr. Theodore J. Coburn are independent directors in accordance with the published listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company within a certain time period. In addition, as further required by the NASDAQ rules, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to Ramtron.

Any shareholder may communicate with members of the Board of Directors by mail addressed to an individual member of the Board, to the full Board, or to a particular committee of the Board, at the following address: c/o Ramtron International Corporation, Attn: Chairman of the Board, 1850 Ramtron Drive, Colorado Springs, Colorado 80921. This information is also available on the Company's website at www.ramtron.com.

Infineon Technologies, A.G. is entitled to designate two members of the Company's board of directors as long as Infineon beneficially owns shares of the Company's common stock equal to or greater than ten percent (10%) of the outstanding shares of the Company. When Infineon's beneficial ownership is equal to or greater than five percent (5%) but less than ten percent (10%) of the Company's outstanding shares, Infineon is entitled to designate one individual to be a member of the Company's board of directors. At the time Infineon's beneficial ownership is less than five percent (5%), any designated member of the board of directors shall immediately tender resignation.

The three standing committees of the Board are the Audit Committee, Compensation Committee and the Nominating Committee. The Board has appointed only independent directors to the Audit, Compensation and Nominating Committees.

Audit Committee. The members of the Audit Committee are Dr. Howard, Mr. Fleischmann, and Ms. Keitel-Schulz during 2004. There were six meetings of the Audit Committee times during 2004. The Audit Committee is responsible for policies, procedures and other matters relating to accounting, internal financial controls and financial reporting, including the engagement of independent auditors and the planning, scope, timing and cost of any audit and any other services that the auditors may be asked to perform, and review with the auditors their report on the Company's financial statements following the completion of each audit. Each Audit Committee member is considered "independent" as such term is defined in The Nasdaq Stock Market Marketplace Rules and Securities and Exchange Commission ("SEC") regulations. The Board of Directors has determined that based on the credentials of Dr. William Howard, the Chairman of the Audit Committee, Dr. Howard qualifies as an "audit committee financial expert" within the meaning of SEC regulations. The Audit Committee Charter is available on the Company's website, www.ramtron.com. This material is available in print to any stockholder who requests it in writing by contacting the Secretary of the Company at 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

Compensation Committee. The members of the Compensation Committee are Dr. Howard, Mr. Fleischmann, and Ms. Keitel-Schulz. There were four meetings of the Compensation Committee during 2004. This committee makes recommendations to the Board of Directors regarding salaries, bonuses, stock option grants and other compensation and benefits for directors, officers and employees.

Nominating Committee. The members of the Nominating Committee are Dr. Howard, Mr. Fleischmann, and Ms. Keitel-Schulz. The Nominating Committee was constituted in October 2004, consistent with requirements of The Nasdaq Stock Market, and held no meetings through 2004 year end. This committee identifies individuals qualified to become Board members and to recommend director nominees to the Board for election at the annual meeting of stockholders, or upon the occurrence of a vacancy on the Board. The Nominating Committee Charter is available on the Company's website at www.ramtron.com. This material is available in print to any stockholder who requests it in writing by contacting the Secretary of the Company at 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

The Nominating Committee's responsibilities include:

establishing criteria for prospective members of the Company's Board of Directors, including assessing standards for independence in accordance with applicable rules and regulations including the listing standards of The Nasdaq Stock Market, ethical standards and integrity, prior professional achievements, willingness and commitment to serving, and expertise and knowledge to bring to bear regarding the Company's business; conducting candidate searches and interviews and identifying appropriate candidates for recommendation to fill positions on the Board;

- overseeing continuing education of the Company's Board members, orientation of new Board members and engaging in annual self-assessment;
- reviewing and assessing the nominating committee's charter at least annually; and
- proposing the slate of directors to be elected at each annual meeting of the Company's shareholders.

The nominating committee will also considers suggestions regarding candidates for election to the Board submitted by shareholders in writing to the Company's secretary. Shareholders' recommendations for nominees to the Board of Directors will be considered by the Nominating Committee provided such nominations meet certain requirements, including the following:

- the notice by a shareholder will be timely if it is received by the nominating committee not later than 120 calendar days before the anniversary of the date on which the Company first mailed its proxy materials for the prior year's annual meeting of shareholders;
- the name of the shareholder recommending the director candidate for consideration, the name of the director candidate, and the written consent of the shareholder and the director candidate to be publicly identified;
- a written statement by the director candidate agreeing to be named in the Company's proxy materials and serve as a member of the Company's Board of Directors if nominated and elected;
- a written statement by the shareholder and the director candidate agreeing to make available to the committee all information reasonably requested in connection with the nominating committee's consideration of the director candidate and that would be required to be disclosed in a proxy statement; and
- the shareholder's notice must be signed by the shareholder recommending the director candidate for consideration, include a statement regarding the form of ownership of the Company's stock by the shareholder, and, if the shareholder is not the registered owner, proof sufficient that the shareholder has held stock in the Company for at least one year. The notice must be sent to the following address: c/o Ramtron International Corporation, Attn: Secretary, 1850 Ramtron Drive, Colorado Springs, Colorado 80921 (Nominating Committee Communication/Director Candidate Recommendation).

With regard to the 2006 annual meeting of shareholders, any such suggestion must be received by the secretary no later than the date by which shareholder proposals for such annual meeting must be received as described below under the heading DEADLINE FOR RECEIPT OF SHAREHOLDER PROPOSALS.

<u>Compensation of Directors</u>. Directors, other than the Chairman of the Board of Directors, who are not officers of the Company, are paid an annual fee of $12,000, plus $1,500 for each Board of Directors meeting attended in person by those directors who reside in the United States. Directors who reside outside of the United States receive $2,500 for each Board of Directors meeting attended in person. The Chairman of the Board of Directors is paid an annual fee of $50,000. The Chairman of the Audit Committee is paid $9,000 annually and Audit Committee members are paid $6,000 annually.

The Chairman of the Compensation Committee is paid $3,000 annually and Compensation Committee members are paid $2,000 annually. The Chairman of the Nominating Committee is paid $3,000 annually and Nominating Committee members are paid $2,000 annually. Directors are also reimbursed for reasonable expenses for attending Board of Directors' meetings. Non-employee directors of the Company are eligible to be granted non-statutory stock options under the Company's 1995 Stock Option Plan.

The following table sets forth Common Stock options granted to current non-employee directors of the Company from January 2004 through September 30, 2005. Such options were granted at the fair market value of the Company's Common Stock of the date of such grants. These options were granted in recognition of the services the named individuals performed as directors of the Company.

| Name | Option Grant Date | Number of Securities Underlying Options Granted |
|---|---|---|
| William G. Howard | December 2004 | 70,000 |
| Klaus Fleischmann | December 2004 | 35,000 |
| Doris Keitel-Schulz | December 2004 | 35,000 |

## EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company, and certain information about them, are as follows:

| Name | Age | Position(s) |
|---|---|---|
| William W. Staunton | 57 | Director, Chief Executive Officer |
| Greg B. Jones | 57 | Director, President-Technology Group |
| Eric A. Balzer | 57 | Director, Chief Financial Officer and Corporate Secretary |

Officers are appointed by and serve at the discretion of the Board of Directors. For information concerning Mr. Staunton, Mr. Jones and Mr. Balzer, see "Nominees" above.

## SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of September 30, 2005 by: (i) each person who is known by us to own beneficially more than 5% of the outstanding shares of our Common Stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all directors and executive officers of the Company as a group.

| Name of Beneficial Owner(1) | Shares of Common Stock Beneficially Owned | Percent of Class(2) |
|---|---|---|
| Infineon Technologies, AG<br>St. Martin Strasse 53<br>Munich, D-81541, Germany | 4,692,668(3) | 19.0% |
| National Electrical Benefit Fund<br>1125 15th Street, N.W., Room 912<br>Washington, D.C. 20005 | 2,555,377(4) | 10.1 |
| Greg B. Jones | 452,600(5) | 1.8 |
| William W. Staunton | 375,000(6) | 1.5 |
| William G. Howard | 184,000(7) | * |
| Eric A. Balzer | 174,000(8) | * |
| Klaus Fleischmann | 114,500(9) | * |
| Doris Keitel-Schulz | 80,000(10) | * |
| William George | -- | |
| Jack L. Saltich | -- | |
| Theodore J. Coburn | -- | |
| All directors and executive officers as a group (9 persons) | 1,380,100(11) | 5.4 |

* Less than one percent

(1) Such persons have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them, subject to community property laws where applicable, except as otherwise indicated in the information contained in these footnotes.

(2) Pursuant to Rule 13d-3(d)(1)(B) of the Securities Exchange Act of 1934, as amended (the Exchange Act), shares of Common Stock issuable upon the exercise of warrants or stock options held by each person set forth in the table which are currently or become exercisable within 60 days are included in the number of shares of Common Stock outstanding for purposes of determining the percentage ownership of such person.

(3) Includes: (i) 4,430,005 shares of Common Stock issued to Infineon Technologies, AG, pursuant to a Stock Purchase Agreement between the Company and Infineon Technologies, AG; and (ii) 262,663 shares of Common Stock issuable upon exercise of warrants held by Infineon.

(4) Includes: (i) 1,638,680 shares of Common Stock owned by the National Electrical Benefit Fund (the Fund); (ii) 905,697 shares of Common Stock issuable upon exercise of warrants held by the Fund; and (iii) 11,000 shares of Common Stock issuable upon exercise of options held by the Fund. The trustees of the Fund share voting and dispositive powers as to such shares.

(5) Includes: (i) 2,600 shares of Common Stock owned directly; and (ii) 450,000 shares issuable to Mr. Jones upon exercise of options.

(6) Includes 375,000 shares issuable to Mr. Staunton upon exercise of options.

(7) Includes 184,000 shares issuable to Dr. Howard upon exercise of options.

(8) Includes: (i) 50,000 shares of Common Stock owned directly; and 124,000 shares of Common Stock issuable to Mr. Balzer upon exercise of options.

(9) Includes: (i) 500 shares of Common Stock owned directly; and (ii) 114,000 shares of Common Stock issuable to Mr. Fleischmann upon exercise of options.

(10) Includes 80,000 shares of Common Stock issuable to Ms. Keitel-Schulz upon exercise of options.

(11) Includes 1,327,000 shares of Common Stock issuable to current officers and directors upon exercise of options.

## CODE OF CONDUCT

Our Code of Conduct, which applies to all employees, including all executive officers and senior officers, and directors is posted to our web site www.ramtron.com. The Code of Conduct is compliant with Item 406 of SEC Regulation S-K and The Nasdaq Stock Market corporate governance listing standards. Any changes to the Code of Conduct that affects the provisions required by Item 406 of Regulation S-K will also be disclosed on our web site. Any waivers of the Code of Conduct for our executive officers, directors or senior financial officers must be approved by our Audit Committee and those waivers, if any are ever granted, would be disclosed on our web site under the caption, "Exemptions to the Code of Conduct." There have been no waivers to the Code of Conduct. This material is available in print to any stockholder who requests it in writing by contacting the Secretary of the Company at 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Officers and Directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and The Nasdaq Stock Market. Officers, Directors, Chief Accounting Officer, and greater than ten percent stockholders are required by SEC regulations to furnish to the Company with copies of all Section 16(a) forms filed.

To our knowledge and based solely on our review of the copies of such forms received by the Company, and written representations from certain reporting persons that no other forms were required during the fiscal year ended December 31, 2004, the Company's required Section 16 filers complied with all applicable Section 16(a) filing requirements.

## EXECUTIVE COMPENSATION AND OTHER INFORMATION

### Summary Compensation Table

The following table sets forth certain information for the three years ended December 31, 2004 concerning compensation paid or accrued by the Company to or on behalf of our Chief Executive Officer during 2004 and each of the two other executive officers of the Company whose compensation during 2004 exceeded $100,000.

| | | Annual Compensation | | | Long-Term Compensation Awards | | |
|---|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary($) | Bonus($) | Other | Securities Underlying Options(#) | Restricted Stock Awards($) | All Other Compensation |
| William W. Staunton | 2004 | $288,750 | $209,632 | $51,065[1] | 150,000 | $ -- | $3,075[2] |
| Chief Executive | 2003 | 264,687 | -- | 52,991[1] | 100,000 | -- | -- |
| Officer | 2002 | 250,000 | -- | 48,924[1] | 100,000 | -- | -- |
| Greg B. Jones | 2004 | $238,219 | $172,089 | $ -- | 60,000 | $ -- | $3,075[2] |
| President, | 2003 | 222,338 | -- | -- | 75,000 | -- | -- |
| Technology Group | 2002 | 210,000 | -- | -- | 50,000 | -- | -- |
| LuAnn D. Hanson[3] | 2004 | $142,896 | $ -- | $62,322[4] | -- | $ -- | $2,022[2] |
| Chief Financial | 2003 | 174,694 | -- | -- | 75,000 | -- | -- |
| Officer and Vice | 2002 | 165,000 | -- | -- | 50,000 | -- | -- |
| President of Finance | | | | | | | |

(1) Includes amounts paid for housing and auto allowances and amounts paid for personal travel ($18,902) and spouse travel ($2,163) in 2004; personal travel ($22,021) and spouse travel ($970) in 2003; and personal travel ($17,772) and spouse travel ($1,152) in 2002.

(2) Includes amount paid for our matching contribution to the Company's 401(k) Retirement Plan.

(3) Ms. Hanson resigned her positions with the Company in October 2004.

(4) Includes cash amount paid for accrued vacation.

### Option Grants in 2004

The following table sets forth certain information concerning stock option grants in 2004 to each of the executive officers named in the Summary Compensation Table who received stock option grants in 2004. The exercise price of all options granted below was equal to the reported closing price of our Common Stock on The Nasdaq Stock Market (Nasdaq) on the date of grant.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[2] | |
|---|---|---|---|---|---|---|
| Name | No. of Securities Underlying Options Granted (#) | % of Total Options Granted to Employees in 2004[1] | Exercise Price ($/Share) | Expiration Date | 5%($) | 10%($) |
| William W. Staunton | 150,000[3] | 19.0% | $3.71 | 12/02/14 | $349,980 | $886,918 |
| Greg B. Jones | 60,000[3] | 7.6 | 3.71 | 12/02/14 | 139,992 | 354,767 |

(1) The Company granted options to purchase an aggregate of 787,700 shares to employees in 2004.

(2) Potential values are net of exercise price and before taxes payable in connection with the exercise of such options or the subsequent sale of shares acquired upon the exercise of such options. These values represent certain assumed rates of appreciation (i.e., 5% and 10% compounded annually over the term of such options) based on the SEC's rules. The actual values, if any, will depend upon, among other factors, the future performance of our Common Stock, overall market conditions and the named officer's continued employment with the Company. Therefore, the potential values reflected in this table may not necessarily be achieved.

(3) Such options were granted under the 1995 Plan, as amended, and vest and become exercisable in four equal annual installments beginning December 2, 2005.

### Aggregated Options Exercised in 2004 and Option Values at December 31, 2004

The following table sets forth the aggregate number and the value of options held as of the end of 2004 by the executive officers named in the Summary Compensation Table.

| Name | Shares Acquired Upon Exercise | Number of Securities Underlying Unexercised Options at December 31, 2004 (#) | | Value of Unexercised In-the-Money Options at December 31, 2004 ($)* | |
|---|---|---|---|---|---|
| | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| William W. Staunton | -- | 331,250 | 293,750 | $171,250 | $219,250 |
| Greg B. Jones | -- | 427,250 | 153,750 | 291,000 | 143,400 |
| LuAnn D. Hanson(1) | -- | 229,898 | 93,750 | 139,917 | 126,000 |

* Represents the difference between the closing price of the Company's Common Stock on December 31, 2004 as reported on Nasdaq (i.e., $4.00 per share) and the exercise price of such options.

(1) Ms. Hanson resigned her positions with the Company in October 2004.

### Employment Contracts and Termination of Employment and Change-of-Control Agreements

To induce and help assure continuity of management and operations, the Company has entered into Change-of-Control Agreements (the "Agreements") with Mr. Staunton, Mr. Jones and Mr. Balzer, which provide for certain severance benefits if the executive's employment is terminated within twelve months following a "Change-of-Control." The Agreements are effective until March 29, 2006.

Under the Agreements with Mr. Staunton, Mr. Jones and Balzer, in the event of termination of the executive's employment by the Company, other than for "Cause," or by the executive for "Good Reason," the executive will receive: (i) a severance payment equal to 24 months of base salary including targeted bonuses at 100% attainment; (ii) up to 24 months of continued eligibility to participate in medical and health benefit plans on the same use, terms and conditions in effect for the executive prior to his termination; and (iii) immediate vesting and ability to exercise all stock options granted to the executive.

A "Change-of-Control" generally includes the occurrence of any of the following: (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of the voting power of the outstanding securities of the Company; (ii) the approval by our shareholders of a merger of the Company with or into any other corporation of which the Company is not the surviving corporation or in which the Company survives as a subsidiary of another corporation; (iii) a consolidation of the Company with any other corporation; (iv) sale or disposition of all or substantially all of the Company's assets or the adoption of a plan of complete liquidation; or (iv) the current members of the Board of Directors or those Board members nominated by the Company for election to the Board cease for any reason to constitute a majority of the Board.

### Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee during 2004 were William G. Howard, Klaus Fleischmann and Doris Keitel-Schulz. Mr. Eric Balzer served on the Compensation Committee until his resignation in October 2004 when he became Chief Financial Officer. There were no executive officers or employees of the Company that were members of the Company's Compensation Committee during 2004.

The following Board of Directors Audit Committee Report, Board of Directors Report on Executive Compensation and the Performance Graph on page 21 shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such Acts.



## BOARD OF DIRECTORS AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors (the "Audit Committee") is composed of three directors and operates under a written charter adopted by the Board of Directors. The charter is annually reassessed and updated, as needed, in accordance with applicable rules of the Securities and Exchange Commission and The Nasdaq Stock Market. Each of the members of the Audit Committee is a non-employee director of the corporation and is independent, as defined in the Nasdaq and Securities and Exchange Commission rules and regulations.

Management is responsible for the Company's internal controls and financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Audit Committee's primary responsibility is to monitor and oversee these processes and recommend to the Board of Directors the selection of the Company's independent registered public accounting firm.

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2004 with both the independent registered public accounting firm and management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant estimates and judgments, critical accounting policies and the clarity of disclosures in the financial statements. The Audit Committee also discussed with the independent registered public accounting firm matters required of auditors to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Company's independent registered public accounting firm also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent registered public accounting firm their independence.

Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 for filing with the Securities and Exchange Commission.

William G. Howard
Klaus Fleischmann
Doris Keitel-Schulz

## BOARD OF DIRECTORS
## COMPENSATION COMMITTEE
## REPORT ON EXECUTIVE COMPENSATION

In 2004, the Compensation Committee of the Board of Directors was responsible for determining and approving the annual compensation to be paid and the benefits to be provided to the Company's executive officers and for administering the Company's Amended and Restated 1986 Stock Option Plan, the 1989 Non-statutory Stock Option Plan, the 1995 Stock Option Plan, as amended, the 1999 Stock Option Plan and the 401(k) Retirement Plan. The Company's compensation program is designed to attract, retain and motivate qualified executive officers that the Company believes will contribute to its long-term success. The Company's compensation program is comprised primarily of annual base salaries, stock option grants and matching of 401(k) Retirement Plan contributions. In addition, executive officers participate in the Company's group life insurance and health benefit plans that are offered to all full-time employees. The Board considers each component of compensation within the context of the entire executive officer compensation program in making its determination.

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors regarding salaries, bonuses, stock option grants and other compensation and benefits for eligible individuals.

Annual Base Salaries. The Compensation Committee of Board of Directors reviews and approves the annual base salaries of all executive officers, including the Chief Executive Officer. In determining annual base salaries, the Compensation Committee collects and analyzes base salary information from competitors in its industry and uses that information as the basis for comparing the base salaries of the Company's executive officers to the amounts paid to executive officers with comparable qualifications, experience and responsibilities in businesses similar to the Company's business. The Compensation Committee also considers both subjective and objective factors, including, among others, an officer's responsibilities, experience and qualifications, job performance, contributions and length of service to the Company, and the Company's financial results and condition.

Stock Options. Options to purchase the Company's Common Stock have historically been and continue to be a key component of the Company's compensation program. The Compensation Committee of Board of Directors views the grant of stock options as a valuable incentive that serves to attract, retain and motivate executive officers and other key employees, as well as to align their interest more closely with the Company's goal of enhancing stockholder value. The Compensation Committee reviews and considers recommendations by the Company's Chief Executive Officer (other than for himself) with regard to the grant of stock options to executive officers and other key employees, and then makes recommendations to the Board of Directors. In determining the size, frequency and other terms of an option grant to an executive officer, the Compensation Committee and the Board consider a number of factors, including, among others, such officer's position, responsibilities, job performance, prior option grants, contributions and length of service to the Company and the value of his or her vested and unvested previously granted stock options, if any.

Options generally vest in annual installments over four years as long as the optionee remains an employee of the Company and, therefore, encourages an optionee to remain in the employ of the Company. In 2004, options to purchase an aggregate of 345,000 shares of Common Stock were granted to all executive officers as a group and represented approximately 80% of all options granted to the Company's employees in 2004. Information concerning options granted during 2004 to executive officers is provided in the table entitled "Option Grants in 2004" above.

Compensation of Chief Executive Officer. The Compensation Committee of Board of Directors generally considers the same factors in determining the Chief Executive Officer's compensation as it considers with respect to the Company's other executive officers, including both subjective and objective factors. Mr. Staunton is the Company's Chief Executive Officer. His compensation in 2004 consisted of an annual salary of $288,750, housing, auto and travel allowances of $51,065, a bonus of $209,632, $3,075 of matching contribution to his 401(k) retirement fund, and the grant of options to purchase 150,000 shares of the Company's Common Stock. Such stock options vest and become exercisable in four equal annual installments beginning December 2, 2005.

Deductibility of Executive Compensation. Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the Code), a publicly held corporation such as the Company will not be allowed a federal income tax deduction for compensation paid to the executive officers named in the Summary Compensation Table to the extent that compensation (including stock-based compensation) paid to a particular officer exceeds $1 million in any fiscal year unless such compensation was based on performance goals and certain other conditions are satisfied. The Compensation Committee takes the limitations of Section 162(m) into account in making its compensation decisions, but such limitations are not necessarily a determining factor. Based upon the Company's current compensation plans and policies and the regulation under Section 162(m) of the Code, the compensation to be paid to the Company's executive officers for 2004 will not exceed the $1 million limitation per executive officer.

William G. Howard
Klaus Fleischmann
Doris Keitel-Schulz



## PERFORMANCE GRAPH

The following graph compares the cumulative total return on the Company's Common Stock with the cumulative total return of the S&P Electronics (Semiconductors) Industry Index and the S&P Composite Index for the period commencing December 31, 1999 and ending December 31, 2004.

In preparing the following graph, it was assumed that $100 was invested on December 31, 1999 in each of the Company's Common Stock, the S&P Electronics (Semiconductors) Index and the S&P 500 Composite Index with all dividends, if any, reinvested.

The historic stock price performance presented in the following chart is not necessarily indicative of future stock performance.

### RAMTRON INTERNATIONAL CORP., S&P COMPOSITE INDEX AND S&P ELECTRONICS (SEMICONDUCTORS) INDUSTRY INDEX


DOLLARS
125
100
75
50
25
0
1999
2000
2001
2002
2003
2004
RAMTRON INTERNATIONAL CORP.
S&P ELECTRONICS (SEMICONDUCTORS) INDUSTRY GROUP
S&P COMPOSITE INDEX

ASSUMES $100 INVESTED ON JAN. 1, 2000
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2004

| | Dec 31, 1999 | Dec 29, 2000 | Dec 31, 2001 | Dec 31, 2002 | Dec 31, 2003 | Dec 31, 2004 |
|---|---|---|---|---|---|---|
| Ramtron | $100 | $65.42 | $67.14 | $41.87 | $39.18 | $59.81 |
| S&P Electronics (Semiconductors) Industry Index | 100 | 78.44 | 66.02 | 32.20 | 63.60 | 50.31 |
| S&P Composite Index | 100 | 90.89 | 80.09 | 62.39 | 80.29 | 89.02 |

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are certain transactions entered into between the Company and its officers, directors and principal stockholders or their affiliates since January 1, 2004.



### Transactions Involving the National Electrical Benefit Fund

The National Electrical Benefit Fund (the "Fund") is a principal stockholder of the Company.

Pursuant to a Stock and Warrant Purchase Agreement dated March 13, 1989 between the Company and the Fund, as amended by Amendment No. 1 thereto dated June 29, 1989, the Company agreed to pay to the Fund, for as long as the Fund owns at least 5% of the outstanding shares of the Company's common stock, a reasonable monthly consulting fee of not more than $5,000 and to reimburse the Fund for all out-of-pocket expenses incurred in monitoring the Fund's investment in the Company. During 2004, 2003 and 2002, the Company was obligated to pay to the Fund approximately $60,000 per year in payment of such fees and expenses. Payments made for these obligations were $65,000, $142,000 and $0 during 2004, 2003 and 2002, respectively. $15,000, $20,000 and $100,000 related to this obligation are included in accrued liabilities as of December 31, 2004, 2003 and 2002, respectively.

### Executive Officers and Change-of-Control Agreements

Our executive officers, William W. Staunton, III, Greg B. Jones, and Eric A. Balzer are entitled to certain benefits upon a change-of-control. See Employment Contracts and Termination of Employment and Change-of-Control Agreements.

## PROPOSAL 2 - TO APPROVE THE COMPANY'S 2005 INCENTIVE AWARD PLAN

The Company's Board is asking the shareholders to approve the Ramtron International Corporation 2005 Incentive Award Plan ("2005 Plan"). The 2005 Plan was adopted by the Board in July 20, 2005. The 2005 Plan will take effect upon the approval of the Company's shareholders. Set forth below is a summary of some of the terms of the 2005 Plan. The following summary is qualified in its entirety by reference to the terms of the 2005 Plan, a complete copy of which is attached to this proxy statement as Appendix A.

### Summary of the 2005 Plan

Administration of the 2005 Plan. The 2005 plan will be administered by a committee ("Committee") designated by the Board. Members of the Committee will serve for a period of time as determined by the Board. Subject to the terms of the 2005 Plan, the Committee has sole and complete discretionary authority to (i) make all determinations with respect to awards to be granted under the 2005 Plan, including the form of award and the recipient of the award, (ii) prescribe, amend and rescind rules and regulations relating to the 2005 Plan, (iii) determine the terms and provisions of any agreements concerning the terms of an award, and (iv) make all other determinations necessary or advisable for the administration of the 2005 Plan. All decisions, interpretations and other actions of the Committee are final and binding on participants and other holders of any awards granted under the 2005 Plan.

Shares Reserved for Awards. The number of shares of common stock reserved and available for awards under the 2005 Plan will be 5,000,000 shares, plus the number of shares that remain available for issuance under the Ramtron International Corporation 1995 Stock Option Plan on or after the termination of such plan or which thereafter become available for issuance under such plan. The maximum number of shares that may be issued upon the exercise of incentive stock options ("ISOs") granted under the 2005 Plan will be 5,000,000 shares, and the maximum number of shares that may be issued as restricted stock will be 5,000,000 shares. To the extent any award under the 2005 Plan is exercised or cashed out or terminates or expires or is forfeited without payment being made in the form of common stock, the shares subject to such award that were not so paid will again be available for distribution under the 2005 Plan, as will shares that are used by an individual to pay withholding taxes, as payment for the exercise price of an award, or that are surrendered pursuant to an award exchange program.

Subject to any required approval of our shareholders, the Committee may adjust the number of shares reserved under the 2005 Plan to reflect any increase or decrease in the number of issued shares resulting from stock splits, stock dividends, recapitalizations and other similar events.



Eligibility and Awards. If the 2005 Plan is approved by our shareholders, awards may be granted to the following categories of individuals: (i) employees of the Company or any of its subsidiaries or affiliates, (ii) consultants engaged by the Company or any of its subsidiaries or affiliates, and (iii) non-employee directors of the Company. Only employees of the Company or any of its subsidiaries may receive a grant of ISOs under the 2005 Plan. No determination has been made as to which eligible individuals will receive grants under the 2005 Plan and, therefore, the benefits to be allocated to any individual or to any group of employees are not presently determinable.

Under the 2005 Plan, the maximum number of shares that may be granted to any individual during any calendar year will be 5,000,000 shares, provided that the maximum number of shares that may be awarded to any individual during any calendar year as restricted stock will be 500,000 shares.

Types of Awards. Subject to the terms of the 2005 Plan, the Committee, in its discretion, may grant the following awards under the plan: Stock options, performance units, performance shares, restricted stock, restricted stock units, phantom stock, stock appreciation rights ("SARs"), and other incentives and awards that the Committee may, in its discretion, grant alone or in tandem with any of the foregoing awards.

Stock Options. Under the 2005 Plan, the Committee may grant both ISOs, as defined under Section 422 of the Internal Revenue Code (the "Code"), and non-statutory stock options ("NSOs"). The 2005 Plan provides that options must have an exercise price per share that is at least equal to 100% of the fair market value per share of common stock on the date of grant. For ISOs granted to an employee who, at the time of the ISO grant, holds shares possessing at least 10% of the combined voting power of all classes of stock of the Company or any subsidiary, the ISOs must have an exercise price per share that is at least 110% of the fair market value of per share of common stock on the date of grant. The term of options generally may be no more than 10 years from the date of grant, although the term of ISOs granted to an employee who, at the time of the ISO grant, holds shares possessing at least 10% of the combined voting power of all classes of stock of the Company or any subsidiary, may be no more than 5 years from the date of grant.

The consideration to be paid for shares issued upon the exercise of a stock option, including the method of payment, will be determined by the Committee on the date of grant and may consist of (i) cash, check or full recourse promissory note, (ii) delivery to the Company of shares of common stock having a fair market value on the date of surrender that is equal to the aggregate exercise price of the shares to which the option will be exercised, (iii) any combination of the foregoing, or (iv) any other legal consideration the Committee may deem appropriate. Options continue to be exercisable for up to 12 months after an optionee's association with the Company terminates due to death or disability. If an optionee's association with the Company ends for other reasons (other than termination for cause), options continue to be exercisable during such period of time as determined by the Committee on the date of grant, provided that with respect to an award of ISOs such period will not exceed 90 days after the date that such optionee's association with the Company ends. If an optionee's association with the Company ends due to termination for cause, options continue to be exercisable for up to 30 days following the date of such termination for cause.

Stock Appreciation Rights. SARs may be granted either on a stand alone basis ("Free Standing SAR") or in tandem with a grant of stock options ("Tandem SAR"). The consideration to be received upon the exercise of a SAR will be paid in cash, shares to which the applicable SAR relates (valued at the fair market value per share on the date of exercise), or a combination of cash and shares.

A Free Standing SAR will be exercisable at any time, to the extent and upon the terms and conditions set forth in the award agreement. The base price of a Free Standing SAR will not be less than 100% of the fair market value of the shares on the date of grant. Subject to the limitations within the 2005 Plan, upon exercise of a Free Standing SAR, the participant will be entitled to receive, for each share with respect to which the Free Standing SAR is being exercised, consideration equal in value to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of the award.



A Tandem SAR will be exercisable only at the time and to the extent that the related option is exercisable. Subject to the limitations set forth in the 2005 Plan, upon exercise of a Tandem SAR, the participant will be entitled to receive, for each share with respect to which the Tandem SAR is being exercised, consideration equal to the fair market value of a share on the date of exercise over the related option exercise price per share, provided that the Committee may provide that the appreciation realizable upon the exercise of such Tandem SAR will be measured from a base higher than the related option exercise price.

Restricted Stock. Shares of restricted common stock may be granted under the 2005 Plan either at the beginning or the end of the applicable restriction period. Restricted stock will vest and become transferable upon the satisfaction of conditions set forth in the award agreement. The Committee will determine the price, if any, to be paid by a participant for restricted stock, provided that the issuance of restricted stock will be made for at least the minimum consideration necessary to permit such restricted stock to be deemed fully paid and assessable. In connection with any award of restricted stock, the award agreement may provide for the payment of a cash amount to the participant holding such restricted stock at any time after such restricted stock becomes vested. Any such cash awards will be payable in accordance with any additional restrictions, terms and conditions as prescribed by the Committee in the award agreement.

Restricted stock issued at the beginning of the applicable restriction period shall constitute outstanding shares for all corporate purposes and the holder of such restricted stock generally will have the rights of a shareholder with respect to such restricted stock, including the right to vote such restricted stock and to receive and retain such dividends and distributions as the Committee, in its sole discretion, may designate. Restricted stock issued at the end of the applicable restriction period will not constitute issued and outstanding shares for corporate purposes and the holder of such restricted stock will not have any of the rights of a shareholder with respect to such restricted stock, provided that the holder of such restricted stock will be entitled to receive dividend equivalents during the restriction period in accordance with the rules the Committee may specify in the award agreement.

Performance Units and Performance Shares. Performance units granted under the 2005 Plan will have an initial value that is established by the Committee on or before the date of grant, which value need not relate to the fair market value of a share of common stock. Performance shares granted under the 2005 Plan will have an initial value equal to 100% of the fair market value of a share of common stock on the date of grant. Performance units and performance shares will be earned only if corporate, business division or individual performance objectives over performance cycles, established by or under the direction of the Committee, are met. The performance objectives may vary from participant to participant, division to division and period to period, and the Committee may modify any established performance objectives if the Committee determines that such objectives are no longer suitable due to a material change in the Company's business, operations, corporate structure or capital structure or other conditions the Committee deems to be material. Awards may be paid in the form of cash, shares of common stock or any combination thereof, as determined by the Committee.

Phantom Stock. The value of phantom stock granted under the 2005 Plan will be determined by reference to a share of common stock. Any grant of phantom stock will be subject to the terms and conditions set forth in the 2005 Plan and subject to such other terms and conditions as are not inconsistent with the purposes and provisions of the 2005 Plan as the Committee, in its sole discretion, may from time to time determine, including the satisfaction of any performance goal requirements that may be established by the Committee. The holder of phantom stock may be entitled to dividend equivalents and distributions, as determined by the Committee in its sole discretion.

Restricted Stock Units. Restricted stock units granted under the 2005 Plan will consist of an award of restricted stock, performance shares or performance units that the Committee, in its sole discretion, permits to be paid out in installments, in accordance with rules and procedures established by the Committee. Awards of restricted stock units may relate in whole or in part to performance or other criteria established by the Committee at the time of grant. Restricted stock units may provide for the payment of cash consideration by the participant to whom such award is granted or such restricted stock units may be delivered without the payment of cash consideration, provided that the issuance of any shares in connection with an award of restricted stock will be for at least the minimum consideration necessary to permit the shares to be deemed fully paid and nonassessable.

Other Incentive Awards. The Committee may, in its discretion, grant other incentive awards, which may be granted either alone, in addition to, or in tandem with, either or both of other awards granted under the 2005 Plan or other cash awards made under or outside of the 2005 Plan, and which may, but are not required to, relate to the current fair market value per share of common stock.

Code Section 162(m) Exemption. Special rules limit the deductibility of compensation paid to our chief executive officer and certain other senior executives. Under Code section 162(m), the annual compensation paid to any of these executives will be deductible only to the extent that it does not exceed $1,000,000. However, the Company may preserve the deductibility of certain compensation in excess of $1,000,000 if the compensation qualifies as "performance-based compensation" under Code section 162(m). Awards granted under pre-established objective performance goals may qualify as performance-based compensation if certain requirements are met, including shareholder approval of the material terms of such performance goals. The 2005 Plan has been designed to permit the Company to grant awards that qualify as performance-based compensation for purposes of satisfying the conditions of Code section 162(m), thereby permitting the Company to receive a federal income tax deduction in connection with such awards if the Company should make them.

Performance Objectives Under the 2005 Plan. Performance objectives applicable to awards that are intended to be exempt from the limitations of Code section 162(m) include the achievement of one or more objective performance goals established by the Committee, which will be based on the attainment of one or any combination of the following: return on invested capital, customer service levels, EBIT (or EBITDA or other forms of earnings on basic or diluted basis), free cash flow (or other cash flow measures), growth in the foregoing or other measures, economic profit, net income (before or after tax), specified levels of earnings per share from continuing operations, operating income, revenues, gross margin, return on operating assets, return on equity, economic value added, stock price appreciation, total shareholder return (measured in terms of stock price appreciation and dividend growth) or cost control, of the Company or any subsidiary or affiliate (or any division thereof) for or within which the participant is primarily employed, or such other goals as the Committee will determine. Such performance goals also may be based upon the attaining of specified levels of Company performance under one or more of the measures described above relative to the performance of other corporations.

Change in Corporate Structure. In the event of the proposed dissolution or liquidation of the Company, or in the event of a proposed sale of all or substantially all of the assets or stock of the Company (other than in the ordinary course of business), or the merger or consolidation of the Company with or into another Company, as a result of which the Company is not the surviving and controlling Company or as a result of which the outstanding shares of common stock are exchanged or converted into cash or property or securities not of the Company, the Committee will (i) make provision for the assumption or substitution of all outstanding awards by the successor Company, or (ii) if an award is not assumed or substituted by the successor company, the Committee will notify the participant in writing or electronically that all awards will be exercisable, whether or not then exercisable, and any restrictions on such awards will lapse, for a period of up to 30 days from the date of such notice (but in no event later than the expiration of the term of such award as set forth in the award agreement), and the award will terminate upon the expiration of such period.

Transferability of Awards. Generally, no award granted under the 2005 Plan may be transferred by a participant other than by will or the laws of descent and distribution. Notwithstanding the foregoing, unless provided otherwise in an award agreement, an award may be transferred (i) between spouses incident to a divorce, (ii) in the case of an award other than an ISO or related Tandem SAR, to a trust established for the exclusive benefit of one or more members of the participant's immediate family, or to a partnership in which members of participant's immediate family are the only partners, or (iii) in the event of the death of the participant, by the estate of the participant or by a person who acquires the rights to exercise the award by bequest or inheritance.



Amendment of the 2005 Plan. The Committee may amend the 2005 Plan from time to time in such respects as the Committee may deem advisable, provided that without further approval of the shareholders, the Committee may not amend the 2005 Plan to (i) increase the number of shares that may be issued under the 2005 Plan, other than to prevent dilution or in connection with a change in corporate structure, (ii) materially change the designation of the class of individuals eligible to receive awards under the 2005 Plan, (iii) remove administration of the Plan from the Board or the Committee, (iv) extend the term of the 2005 Plan, or (v) violate the rules for shareholder approval under the rules of any exchange on which the company's shares are traded or any other applicable laws, rules or regulations.

Effective Date and Termination. The 2005 Plan will become effective upon shareholder approval as provided in the 2005 Plan. The 2005 Plan will continue in effect for a term of 10 years unless sooner terminated under the terms 2005 the Plan. All awards granted prior to shareholder approval of the 2005 Plan are subject to such approval, and, if such approval is not obtained within 12 months after the 2005 Plan is adopted by the Board, all such awards will expire and will be of no further force and effect.

Certain Tax Consequences:

The following discussion summarizes certain United States federal income tax consequences that generally will arise with respect to the awards granted under the 2005 Plan. This discussion is based on U.S. tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the U.S. income tax aspects of the 2005 Plan. A participant may also be subject to state and local taxes in connection with the grant of awards under the 2005 Plan. We suggest that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

Non-Statutory Stock Options. A participant will not recognize any taxable income at the time an NSO is granted. Upon exercise of an NSO, the participant must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price. At the time a participant sells shares acquired pursuant to the exercise of an NSO, any appreciation (or depreciation) in the value of the shares after the date of exercise generally will be treated as capital gain (or loss).

Incentive Stock Options. A participant generally will recognize no income upon the grant of an ISO and incur no tax on its exercise. If the participant holds shares acquired upon exercise of an ISO (the "ISO Shares") for more than one year after the date the option was exercised and for more than 2 years after the date the option was granted, the participant generally will realize capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares. This gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO Shares.

If the participant disposes of ISO Shares prior to the expiration of either required holding period as described above (a "disqualifying disposition"), then the participant will recognize ordinary income upon the disposition of the ISO Shares in an amount generally equal to the excess of the fair market value of the ISO Shares at the time of exercise (or, if less, the amount realized upon the disposition of such shares) over the option exercise price. Any further gain (or loss) realized by the optionee will be taxed as capital gain (or loss).

Subject to certain exceptions for death or disability, if an optionee exercises an ISO more than three months after termination of employment, the exercise of the option will be taxed as the exercise of an NSO. In addition, if an optionee is subject to the federal alternative minimum tax, the exercise of an ISO will be treated essentially the same as the exercise of an NSO for purposes of the alternative minimum tax.

Stock Appreciation Rights. Generally, a participant will not recognize any taxable income at the time a SAR is granted. Upon exercise of a SAR, the participant must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price.

Restricted Stock. A participant who receives an award of restricted stock that is issued at the beginning of the restriction period generally will recognize income on the fair market value of the restricted stock reduced by any amount paid by the participant at such time as the shares are no longer subject to a substantial risk of forfeiture. However, if a participant makes a timely election under Code section 83(b), the participant will recognize income on the date of transfer of such shares in an amount equal to the fair market value of the shares (determined without regard to the risk of forfeiture or restrictions on transfer) less the purchase price paid for the shares. If a Code section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject at that time to a substantial risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the participant.

A participant who receives an award of restricted stock that is issued at the end of the restriction period generally will recognize income on the fair market value of the restricted stock reduced by any amount paid by the participant at such time as the shares are transferred to the participant at the end of the applicable restriction period.

Performance Shares, Performance Units and Phantom Stock. Generally, no income will be recognized upon the grant of performance shares, performance units or phantom stock. Upon payment in respect of the earn-out of performance shares, performance units or phantom stock, the participant will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any non-restricted shares received. If the Company pays dividend equivalents to the holder of phantom stock, the participant's receipt of such dividend equivalents will be treated as compensation that is taxable as ordinary income to the participant.

Tax Treatment for the Company. The Company generally will be entitled to a tax deduction in connection with an option or award under the 2005 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income, provided that, among other things, the income is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Code section 280G, and is not disallowed by the $1,000,000 limitation on certain executive compensation under Code section 162(m).

Deferred Compensation. Any awards granted under the 2005 Plan that are considered to be deferred compensation must satisfy the requirements of Code section 409A to avoid adverse tax consequences to participating employees. These requirements include limitations on election timing, acceleration of payments, and distributions. To the extent that deferrals of awards granted under the 2005 Plan fail to meet these requirements, such awards will be subject to immediate taxation and tax penalties in the year they vest. It is the intent of the Company that awards granted under the 2005 Plan will be structured and administered in a manner that complies with Code section 409A.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS
VOTE FOR THE APPROVAL OF THE COMPANY'S 2005 INCENTIVE AWARD PLAN.

## PROPOSAL 3 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

### INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has appointed KPMG LLP (KPMG), independent auditors, to audit the Company's consolidated financial statements for the year ending December 31, 2005. A representative of KPMG is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

The aggregate fees billed for professional services by our auditors in 2004 and 2003 for these various services were:

| Type of Fee | 2004 | 2003 |
|---|---|---|
| Audit fees | $231,500 | $117,500 |
| Audit related fees | $ 9,500 | $ 8,500 |
| Tax fees | $ 16,000 | $ 16,000 |
| All other fees | -- | -- |

Audit Fees. KPMG's fees billed to the Company during 2004 and 2003 for annual audit services and the review of interim financial statements.

Audit-Related Fees. KPMG's fees billed to the Company during 2004 and 2003 for audit-related services including fees for our employee benefit plan audit that were not included under the heading "Audit Fees."

Tax Fees. KPMG's fees billed to the Company during 2004 and 2003 are for tax consultation and tax return preparation services

All Other Fees. KPMG's did not render services to the Company that were not included in the other three categories.

Financial Information Systems Design and Implementation Fees. KPMG did not render any professional services to the Company in 2004 or 2003 with respect to financial information systems design and implementation.

The Audit Committee has established a policy whereby the Audit Committee must pre-approve all audit and permitted non-audit services performed by the Company's independent auditor in accordance with a prior description of the services to be performed and specific estimates for each such services. The Audit Committee pre-approved all of the services performed by KPMG during fiscal 2004.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE RATIFICATION OF APPOINTMENT OF THE INDEPENDENT AUDITORS NAMED ABOVE.

### OTHER MATTERS

The Company currently knows of no matters to be submitted at the Annual Meeting other than those described herein. If any other matters properly come before the Annual Meeting, it is the intention of the persons named on the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend.

**FORM 10-K**

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE PROVIDED TO STOCKHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO THE CORPORATE SECRETARY, RAMTRON INTERNATIONAL CORPORATION, 1850 RAMTRON DRIVE, COLORADO SPRINGS, COLORADO 80921.

By Order of the Board of Directors



Eric A. Balzer
Secretary

Colorado Springs, Colorado
October 26, 2005



## APPENDIX A

## RAMTRON INTERNATIONAL CORPORATION

## 2005 INCENTIVE AWARD PLAN

### 1. Establishment and Purpose of the Plan.

Ramtron International Corporation hereby establishes this 2005 Incentive Award Plan to promote the interests of the Company and its stockholders by (i) helping to attract and retain the services of selected service providers of the Company who are in a position to make a material contribution to the successful operation of the Company's business, (ii) motivating such persons, by means of performance-related incentives, to achieve the Company's business goals, and (iii) enabling such persons to participate in the long-term growth and financial success of the Company by providing them with an opportunity to purchase, or benefit from the appreciation of, stock of the Company or other awards under this Plan.

### 2. Definitions.

The following definitions shall apply throughout the Plan:

a. "Affiliate" shall mean any entity that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company.

b. "Award" shall mean, individually or collectively, a grant under the Plan of Options, SARs, Restricted Stock, Performance Units, Performance Shares, Phantom Stock, Restricted Stock Units, and Other Incentive Awards.

c. "Award Agreement" shall mean the written agreement entered into between the Company and the Participant evidencing and reflecting the terms of an Award granted under the Plan. An Award Agreement shall be subject to the terms and conditions of the Plan.

d. "Board of Directors" shall mean the Board of Directors of Ramtron International Corporation as in office from time to time.

e. "Code" shall mean the Internal Revenue Code of 1986, as amended. References in the Plan to any section of the

Code shall be deemed to include any amendment or successor provisions to such section and any rules and regulations issued under such section.

f. "Committee" shall mean the committee of the Board of Directors appointed in accordance with Section 4(a) of the Plan, and if no such committee shall be appointed or in office, the Board of Directors.

g. "Company" shall mean Ramtron International Corporation, a Delaware corporation (or any successor corporation).

h. "Consultant" shall mean any person, including an advisor, engaged by the Company or a Subsidiary or Affiliate to render services to such entity in a non-employee capacity.

i. "Continuous Employment" shall mean the absence of any interruption or termination of service as a Service Provider of the Company, or a Subsidiary or Affiliate, in any capacity; provided, however, that for purposes of an Incentive Stock Option, "Continuous Employment" means the absence of any interruption or termination of service as an Employee of the Company or a Subsidiary pursuant to applicable tax regulations. Continuous Employment shall not be considered interrupted in the case of any leave of absence authorized in writing by the Company or a Subsidiary or Affiliate prior to its commencement; provided, however, that for purposes of Incentive Stock Options, no such leave may exceed 90 days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or a Subsidiary is not so guaranteed, on the 91st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Non-Statutory Stock Option. For avoidance of doubt, a Participant shall be deemed to incur a termination of Continuous Employment if, as a result of a sale of shares or assets, the entity that employs such Participant shall cease to qualify as a Subsidiary or Affiliate and the Participant does not immediately become a Service Provider of the Company or an entity that continues to be a Subsidiary or Affiliate. In the event that the status of a Participant changes from Employee to Consultant, the Committee, in its sole discretion, may determine that, notwithstanding such change in status, the Participant shall not be deemed to incur a termination of Continuous Employment for purposes of the Plan until such time that the Participant's service as a Consultant to the Company or a Subsidiary or Affiliate terminates.



j. "Director" shall mean a duly elected and qualified member of the Board of Directors.

k. "Disability" shall mean, in accordance with Section 22(e)(3) of the Code, the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. In determining the Disability of the Participant, the Committee may require the Participant to furnish proof of the existence of the Disability and may select a physician to examine the Participant. The final determination as to the Disability of the Participant shall be made by the Committee.

l. "Dividend Equivalents" shall mean, to the extent specified by the Committee, an amount equal to all dividends and other distributions (or the economic equivalent thereof) paid on one Share for each Share represented by an Award held by such Participant.

m. "Employee" shall mean any individual, including officers and Directors, employed by the Company or a Subsidiary or Affiliate.

n. "Fair Market Value" shall mean, with respect to Shares, the value per Share, as of any date, determined as follows: (i) if the Shares are then listed or admitted to trading on a NASDAQ market system or a stock exchange which reports closing sale prices, the Fair Market Value shall be the closing sale price on the date of valuation on such NASDAQ market system or principal stock exchange on which the Shares are then listed or admitted to trading, or, if no closing sale price is quoted on such day, then the Fair Market Value shall be the closing sale price of the

Shares on such NASDAQ market system or such exchange on the next preceding day for which a closing sale price is reported, (ii) if the Shares are not then listed or admitted to trading on a NASDAQ market system or a stock exchange which reports closing sale prices, the Fair Market Value shall be the average of the closing bid and asked prices of the Shares in the over the counter market on the date of valuation, and (iii) if neither (i) nor (ii) is applicable as of the date of valuation, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate and applied in accordance with uniform and nondiscriminatory standards adopted by the Committee from time to time, which determination shall be conclusive and binding on all interested parties.

o. "Free Standing SAR" shall mean an SAR granted pursuant to the provisions of Section 8(d) of the Plan.

p. "Incentive Stock Option" shall mean an Option intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

q. "Non-Employee Director" shall mean a member of the Board of Directors who is not also an Employee of the Company or a Subsidiary or Affiliate.

r. "Non-Statutory Stock Option" shall mean an Option which is not an Incentive Stock Option.

s. "Option" shall mean the grant of the right to a Service Provider pursuant to the Plan to purchase a specified number of Shares at a specified exercise price.

t. "Optioned Stock" shall mean the Shares subject to an Option or SAR granted pursuant to the Plan.

u. "Optionee" shall mean a Service Provider who is granted an Option under the Plan.

v. "Other Incentive Awards" shall mean any other awards not specifically described in the Plan that may in whole or in part be valued by reference to, or otherwise based on, Shares, and are created by the Committee pursuant to Section 13 of the Plan.

w. "Participant" shall mean a Service Provider who is granted an Award under the Plan.

x. "Performance Cycle" shall have the meaning set forth in Section 10(b) of the Plan.

y. "Performance Share" shall mean an Award granted pursuant to Section 10 of the Plan.

z. "Performance Unit" shall mean an Award granted pursuant to Section 10 of the Plan.

aa. "Phantom Stock" shall mean an Award consisting of a contractual right to receive a hypothetical Share granted pursuant to Section 11 of the Plan.

bb. "Plan" shall mean this Ramtron International Corporation 2005 Incentive Award Plan as the same may be amended from time to time.

cc. "Restricted Period" shall mean the period during which the transfer of Restricted Stock is subject to restrictions, and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of performance goals, or the occurrence of other events as determined by the Committee in its discretion.

dd. "Restricted Stock" shall mean Shares issued pursuant to Section 9 of the Plan.

ee. "Restricted Stock Unit" shall mean an Award granted pursuant to Section 12 of the Plan.

ff. "Retained Distributions" shall have the meaning set forth in Section 9(c) of the Plan.

gg. "Service Provider" shall mean an Employee, Non-Employee Director or Consultant.

hh. "Shares" shall mean shares of the common stock of the Company, par value per share of $0.01, or any shares into which such Shares may be converted in accordance with Section 16 of the Plan.

ii. "Stock Appreciation Right" or "SAR" shall mean an Award, granted alone or in connection with an Option, that pursuant to Section 8 of the Plan is designated as a SAR.

jj. "Subsidiary" shall mean any "subsidiary" corporation, whether now or hereafter existing as defined in Section 424(f) of the Code.

kk. "Tandem SAR" shall mean an SAR granted pursuant to the provisions of Section 8(c) of the Plan.

ll. "Termination for Cause" shall mean termination of employment as a result of (i) any act or acts by the Participant constituting a felony under any federal, state or local law; (ii) the Participant's willful and continued failure to perform the duties assigned to him or her as a Service Provider; (iii) any material breach by the Participant of any agreement with the Company or a Subsidiary or Affiliate concerning his or her employment or other understanding concerning the terms and conditions of employment by the Company or a Subsidiary or Affiliate; (iv) dishonesty, gross negligence or malfeasance by the Participant in the performance of his or her duties as a Service Provider or any conduct by the Participant which involves a material conflict of interest with any business of the Company or a Subsidiary or Affiliate; or (v) the Participant's taking or knowingly omitting to take any other action or actions in the performance of Participant's duties as a Service Provider without informing appropriate members of management to whom such Participant reports, which action or actions, in the determination of the Board of Directors, have caused or substantially contributed to the material deterioration in the business of the Company or a Subsidiary or Affiliate.

## 3. Shares Reserved.

a. Number of Shares. Subject to adjustment as provided in Section 16 of the Plan, the maximum aggregate number of Shares reserved for issuance pursuant to the Plan shall be equal to five million 5,000,000 Shares plus the number of Shares which shall remain available for issuance under the Ramtron International Corporation 1995 Stock Option Plan on and after the termination of the term of such plan or which thereafter become available for issuance under such plan. The maximum number of Shares that may be issued upon exercise of Incentive Stock Options granted under the Plan shall be five million 5,000,000 Shares, and the maximum number of Shares that may be issued as Restricted Stock shall be 5,000,000 Shares, subject to adjustment as provided in Section 16. Such number of Shares reserved for issuance under the Plan may be set aside out of authorized but unissued Shares not reserved for any other purpose, or out of issued Shares acquired for and held in the treasury of the Company from time to time.

b. Share Counting. Any Shares (i) subject to, but not sold or issued under, an Award granted under the Plan or an option granted under any prior stock option plan of the Company, terminating, expiring or canceled for any reason prior to its exercise in full, (ii) which is tendered, actually or by attestation, by a Participant as full or partial payment in connection with the exercise of any Award under the Plan or any prior stock option plan of the Company, (iii) retained by or surrendered to the Company in order to satisfy a Participant's withholding tax obligations in accordance with Section 22(d) of the Plan, (iv) settled in cash, and (v) surrendered pursuant to an award exchange program established by the Committee pursuant to Section 4(b)(xi) of the Plan, shall again be available for Awards thereafter granted during the remainder of the Plan, and the same shall not be deemed an increase in the number of Shares reserved for issuance under the Plan.

c. Individual Limits. Subject to adjustment as provided in Section 16 of the Plan, the maximum number of Shares which may be subject to Awards granted under the Plan during any calendar year to any Participant shall be 5,000,000 Shares; provided, however, that the maximum number of Shares which may be awarded as Restricted Stock under the Plan during any calendar year to any Participant shall be 500,000 Shares. If an Award held by a Participant is canceled, if and to the extent required by Section 162(m) of the Code, the canceled Award shall continue to be counted against the maximum number of Shares for which Awards may be granted to such Participant, and any replacement Award granted to such Participant shall also count against such limit.

## 4. Administration of the Plan.

a. The Plan shall be administered by the Board of Directors or, if appointed pursuant to a resolution of the Board of Directors, by a Committee designated by the Board of Directors to administer the Plan. If so appointed, the Committee shall be comprised of not less than two persons. Members of the Committee shall serve for such period of time as the Board of Directors may determine. From time to time the Board of Directors may increase the size of the Committee and appoint additional members thereto, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the event the Company has a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and unless the Board of Directors determines otherwise, from the effective date of such registration until six months after the termination of such registration, all grants of Awards to persons subject to the provisions of Section 16(b) of the Exchange Act shall be made by a Committee of two or more Non-Employee Directors having full authority to act in the matter and all of whom are "non-employee directors" under Rule 16b-3 of the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

b. Subject to the provisions of the Plan, the Committee shall have the sole and complete discretionary authority: (i) to grant Incentive Stock Options in accordance with Section 422 of the Code, and Non-Statutory Stock Options, SARs, Restricted Stock, Performance Units, Performance Shares, Phantom Stock, Restricted Stock Units and Other Incentive Awards; (ii) to determine, upon review of relevant information, the Fair Market Value per Share; (iii) to determine the exercise price of the Awards to be granted to Service Providers in accordance with the Plan; (iv) to determine the Service Providers to whom, and the time or times at which, Awards shall be granted and the number of Shares subject to each Award; (v) to prescribe, amend and rescind rules and regulations relating to the Plan, and to interpret and the same, subject to the limitations set forth in Section 16 of the Plan; (vi) to determine the terms and provisions of each Award under the Plan and each Award Agreement (which need not be identical with the terms of other Awards or Award Agreements) and to modify or amend an outstanding Award or Award Agreement; (vii) to accelerate the exercise or vesting date of any Award; (viii) to determine whether any Participant will be required to execute a stock purchase agreement or other agreement as a condition to the exercise, issue or payment of an Award, and to determine the terms and provisions of any such agreement (which need not be identical with the terms of any other such agreement) and to amend any such agreement; (ix) to interpret the Plan, any Award Agreement, or any other agreement entered into with respect to the grant, issue, payment or exercise of Awards, and to determine the eligibility of a Service Provider for benefits under the Plan and the amount thereof; (x) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Award previously granted or to take such other actions as may be necessary or appropriate with respect to the Company's rights pursuant to Awards or agreements relating to the grant, issue, payment or exercise thereof; (xi) to cancel any outstanding Awards and grant to a Participant in replacement thereof such number of other Awards on such terms and conditions as the Committee shall determine; and (xii) to make such other determinations and establish such other procedures as it deems necessary or advisable for the administration of the Plan, including determining the amounts of benefits payable to a Participant.

c. All decisions, determinations and interpretations of the Committee shall be final and binding on all Participants and any other holders of any Awards granted under the Plan.

d. The Committee shall keep minutes of its meetings and of the actions taken by it without a meeting. A majority of the Committee shall constitute a quorum, and the actions of a majority at a meeting, including a telephone meeting, at which a quorum is present, or acts approved in writing by a majority of the members of the Committee without a meeting, shall constitute acts of the Committee.

e. The Company shall pay all original issue and transfer taxes with respect to the grant of Awards and/or the issue and transfer of Shares pursuant to the exercise thereof, and all other fees and expenses necessarily incurred by the Company in connection therewith; provided, however, that the person exercising an Award shall be responsible for all payroll, withholding, income and other taxes incurred by such person on the date of exercise of an Award or transfer of Shares.

**5. Eligibility.**



Awards may be granted under the Plan only to Service Providers, provided, however, that Incentive Stock Options may be granted only to Employees of the Company or a Subsidiary. A Service Provider who has been granted an Award may be granted, if he or she is otherwise eligible, additional Awards; however, eligibility pursuant to this Section 5 of the Plan shall not entitle a Service Provider to be granted an Award, or a Participant to be granted additional Awards.

**6. Stock Options.**

Options granted pursuant to the Plan by the Committee shall be either Incentive Stock Options or Non-Statutory Stock Options and shall be evidenced by an Award Agreement providing, in addition to such other terms as the Committee may deem advisable, the following terms and conditions:

a. Time of Granting Options. The date of grant of an Option shall be, for all purposes, the date on which the Committee makes the determination granting such Option; provided, however, that if the Committee determines that such grant shall be effective as of some future date, the date of grant shall be as of such future date. Notice of the determination shall be given to each Optionee within a reasonable time after the date of such grant.

b. Number of Shares and Designation. Each Award Agreement shall state the number of Shares to which it pertains and whether such Option is intended to constitute an Incentive Stock Option or a Non-Statutory Stock Option.

c. Vesting. Options granted under the Plan shall vest as determined by the Committee, in its sole and absolute discretion, from time to time, which may include installment or performance vesting or other contingent vesting provisions.

d. Exercise Price. The exercise price per Share for the Shares to be issued pursuant to exercise of an Option, whether an Incentive Stock Option or Non-Statutory Stock Option, shall be such price as is determined by the Committee as of the date of grant; provided, however, that such price shall in no event be less than 100% of the Fair Market Value per Share on the date of grant.

Notwithstanding anything to the contrary herein, in the case of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Subsidiary, the exercise price per Share shall be no less than 110% of the Fair Market Value per Share on the date of grant.

Notwithstanding the foregoing, the Committee may designate a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Corporation or any Subsidiary or

Affiliate or pursuant to any other corporate transaction, as provided by Section 424 of the Code and the regulations thereunder.

e. Medium and Time of Payment. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Committee on the date of grant and may consist entirely of (i) cash, check or full recourse promissory note or (ii) delivery (actually or by attestation) of Shares having a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares to which said Option shall be exercised, or any combination of such methods of payment, or such other consideration and method of payment for the issuance of Shares permitted under any laws to which the Company is subject which is approved by the Committee in its discretion; provided, however that the Optionee shall be required to pay an amount necessary to satisfy the Company's tax withholding obligations in accordance with Section 22(d) of the Plan. Unless otherwise specifically provided, the exercise price of an Option that is paid by surrender to the Company of other Shares shall be paid only by Shares of the Company that have been held by the Optionee for at least six (6) months on the date of surrender (or such other period of time as is required for the Company to avoid an accounting charge).

If approved by the Committee and permitted by applicable law, payment in full or of any part of the exercise price also may be made by delivering a properly executed exercise notice to an approved broker-dealer, together with instructions to the broker-dealer to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the exercise price and taxes required to be withheld (a "cashless exercise").

If the consideration for the exercise of an Option is a promissory note, it shall be a full recourse promissory note executed by the Optionee, bearing interest at a rate which shall be sufficient to preclude the imputation of interest under the applicable provisions of the Code. Until such time as the promissory note has been paid in full, the Company may retain the Shares purchased upon exercise of the Option in escrow as security as security for payment of the promissory note. An Optionee may not deliver a promissory note in payment of the exercise price (i) unless approved in advance by the Committee and (ii) to the extent such note would violate any applicable laws.

If the consideration for the exercise of an Option is the actual surrender of previously acquired and owned Shares, the Optionee will be required to make representations and warranties satisfactory to the Company regarding his or her title to the Shares used to effect the purchase, including without limitation representations and warranties that the Optionee has good and marketable title to such Shares free and clear of any and all liens, encumbrances, charges, equities, claims, security interests, options or restrictions, and has full power to deliver such Shares without obtaining the consent or approval of any person or government authority other than those which have already given consent or approval in a manner satisfactory to the Company. The value of the Shares used to effect the purchase shall be the Fair Market Value of such Shares on the date of exercise as determined by Committee in its sole discretion exercised in good faith.

f. Term of Options. The term of an Option may be no more than ten years from the date of grant thereof; provided, however, that the term of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Subsidiary, shall be no more than five years from the date of grant thereof or such shorter term as may be approved by the Committee.

The term of any Option may be less than the maximum term provided for herein as specified by the Committee upon grant of the Option and as set forth herein.

g. Annual Limit on Incentive Stock Options. Notwithstanding any designation under Section 5(b), to the extent that the aggregate Fair Market Value (determined at the time an Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by an Optionee during any calendar year under all incentive stock option plans of the Company exceeds $100,000, the Options in excess of such limit shall be treated as Non-Statutory Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.

7. **Exercise of Stock Options.**

a. In General. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Committee and as shall be permissible under the Plan, including any performance or other criteria with respect to the Company and/or the Optionee as may be determined by the Committee in its sole discretion.

An Option may be exercised in accordance with the provisions of the Plan as to all or any portion of the Shares then exercisable under an Option from time to time during the term of the Option. However, an Option may not be exercised for a fraction of a Share.



b. Procedure. An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company at its principal business office in accordance with the terms of the Award Agreement by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company, accompanied by any other agreements required by the terms of the Plan and/or Award Agreement or as required by the Committee and payment by the Optionee of all payroll, withholding or income taxes incurred in connection with such Option exercise (or evidence that arrangements for the collection or payment of such tax satisfactory to the Committee have been made). Full payment may consist of such consideration and method of payment allowable under Section 6(e) of the Plan.

c. Decrease in Available Shares. Except as provided in Section 3 of the Plan, exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

d. Exercise of Stockholder Rights. Until the Option is properly exercised in accordance with the terms of this Section 7, and the Company has issued Shares in the name of the Optionee, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Option is exercised and the Shares issued, except as provided in Section 16 of the Plan.

e. Termination of Continuous Employment. Except as otherwise provided herein, in the event of termination of an Optionee's Continuous Employment, such Optionee may, but only within such period of time as is determined by the Committee at the time of grant, with such determination in the case of an Incentive Stock Option not exceeding ninety (90) days after the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement), exercise his or her Option to the extent that the Optionee was entitled to exercise it at the date of such termination. To the extent that the Optionee was not entitled to exercise the Option at the date of such termination, or if the Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

The Committee may, at any time and at its sole discretion, extend beyond 90 days the period of time during which an Optionee may exercise his or her Option following the date on which his or her Continuous Employment terminates for any reason other than death, Disability or Termination for Cause.

Notwithstanding the forgoing, an Option shall not be exercisable after the expiration of the term of such Option, as set forth in the Award Agreement, and, unless otherwise provided by the Committee, an Option may be exercised only to the extent the Optionee was entitled to exercise it on the date his or her Continuous Employment terminated. To the extent the Optionee does not exercise his or her Option, to the extent exercisable, within the time specified herein, the Option shall terminate.

f. Death or Disability of Optionee. If an Optionee's Continuous Employment terminates due to death or Disability of the Optionee, the Option may be exercised, in the case of death, by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, or, in the case of Disability, by the Optionee, within one year following the date of such termination (subject to any earlier termination of the Option as provided by its terms).

Notwithstanding the foregoing, an Option shall not be exercisable after the expiration of the term of such Option, as set forth in the Award Agreement, and, unless otherwise provided by the Committee at the time of grant, an Option may be exercised only to the extent the Optionee was entitled to exercise it on the date his or her Continuous Employment terminated due to death or Disability. To the extent the Optionee does not exercise his or her Option, to the extent exercisable, within the time specified herein, the Option shall terminate.

g. Termination for Cause. If an Optionee's Continuous Employment terminates due his or her Termination for Cause, he or she may exercise his or her Option to the extent the Option was exercisable as of the date of such termination, but only within 30 days following the date of such Termination for Cause (subject to any earlier termination of the Option as provided by its terms).

Notwithstanding the forgoing, an Option shall not be exercisable after the expiration of the term of such Option, as set forth in the Award Agreement, and, unless otherwise provided by the Committee at the time of grant, an Option may be exercised only to the extent the Optionee was entitled to exercise it on the date his or her Continuous Employment terminated due his or her Termination for Cause. To the extent the Optionee does not exercise his or her Option, to the extent exercisable, within the time specified herein, the Option shall terminate.

h. Expiration of Option. Notwithstanding any provision in the Plan, including but not limited to the provisions set forth in Section 7(e) and 7(f), an Option may not be exercised, under any circumstances, after the expiration of its term.

i. Conditions on Exercise and Issuance. As soon as practicable after any proper exercise of an Option in accordance with the provisions of the Plan, the Company shall deliver to the Optionee at the principal executive office of the Company or such other place as shall be mutually agreed upon between the Company and the Optionee, a certificate or certificates representing the Shares for which the Option shall have been exercised. The time of issuance and delivery of the certificate or certificates representing the Shares for which the Option shall have been exercised may be postponed by the Company for such period as may be required by the Company, with reasonable diligence, to comply with any law or regulation applicable to the issuance or delivery of such Shares.

Options granted under the Plan are conditioned upon the Company obtaining any required permit or order from appropriate governmental agencies, authorizing the Company to issue such Options and Shares issuable upon exercise thereof. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, applicable state law, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed, and may be further subject to the approval of counsel for the Company with respect to such compliance.

## 8. Stock Appreciation Rights.

The Committee shall have the authority, in its discretion, to grant SARs at any time and from time to time, as will be determined by the Committee. SARs granted pursuant to this Section 8 of the Plan shall be evidenced by an Award Agreement and subject to the following terms and conditions:

a. Grant of SARS. An SAR may be granted to Participant holding an Option (hereinafter called a "related Option") with respect to all or a portion of the Shares subject to the related Option (a "Tandem SAR") or may be granted separately to an eligible person (a "Free Standing SAR"). Subject to the limitations of the Plan, SARs shall be exercisable in whole or in part upon notice to the Company upon such terms and conditions as are provided in the applicable Award Agreement

b. Number of Shares. The Committee will have complete discretion to determine the number of SARs granted to any Participant.

c. Tandem SARS. A Tandem SAR may be granted concurrently with the grant of the related Option, or if the related Option is a Non-Statutory Stock Option, at any time thereafter prior to the complete exercise, termination, expiration or cancellation of such related Option. Tandem SARs shall be exercisable only at the time and to the extent that the related Option is exercisable (and may be subject to such additional limitations on exercisability as the Award Agreement may provide), and in no event after the complete termination or full exercise of the related Option. Upon the exercise or termination of the related Option, the Tandem SARs with respect thereto shall be cancelled automatically to the extent of the number of Shares with respect to which the related Option was so exercised or terminated. Subject to the limitations of the Plan, upon the exercise of a Tandem SAR, the Participant shall be entitled to receive from the Company, for each Share with respect to which the Tandem SAR is being exercised, consideration (in the form determined as provided in Section 8(e)) equal in value to the excess of the Fair Market Value of a Share on the date of exercise over the related Option exercise price per share; provided, however, that the Committee may, in any Award Agreement granting Tandem SARs, provide that the appreciation realizable upon exercise thereof shall be measured from a base higher than the related Option exercise price.

d. Free Standing SARs. Free Standing SARs shall be exercisable at the time, to the extent and upon the terms and conditions set forth in the applicable Award Agreement. The base price of a Free Standing SAR shall be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant of the Free Standing SAR. Subject to the limitations of the Plan, upon the exercise of a Free Standing SAR, the Participant shall be entitled to receive from the Company, for each share of Common Shares with respect to which the Free Standing SAR is being exercised, consideration (in the form determined as provided in Section 8(e)) equal in value to the excess of the Fair Market Value of a Share on the date of exercise over the Fair Market Value per Share on the date of the award.

e. Consideration. The consideration to be received upon the exercise of an SAR by the Participant shall be paid in cash, Shares to which the SAR relates (valued at Fair Market Value on the date of exercise of such SAR) or a combination of cash and Shares as specified in the Award Agreement, or, if so provided in the Award Agreement, either as determined by the Committee in its sole discretion or as elected by the Participant, provided that the Committee shall have the sole discretion to approve or disapprove the election by a Participant to receive cash in full or partial settlement of an SAR, which approval or disapproval shall be given after such election is made. No fractional Shares shall be issuable upon exercise of an SAR and, unless otherwise provided in the applicable Award Agreement, the Participant will receive cash in lieu of fractional shares. Unless the Committee shall otherwise determine, to the extent a Free Standing SAR is exercisable, it will be exercised automatically for Shares on its expiration date.

f. Limitations. The applicable Award Agreement may provide for a limit on the amount payable to a Participant upon exercise of SARs at any time or in the aggregate, for a limit on the number of SARs that may be exercised by the Participant in whole or in part for cash during any specified period, for a limit on the time periods during which a Participant may exercise SARs and for such other limits on the rights of the Participant and such other terms and conditions of the SAR as the Participant may determine, including, without limitation, a condition that the SAR may be exercised only in accordance with rules and regulations adopted by the Committee from time to time. Unless otherwise so provided in the applicable Award Agreement, any such limit relating to a Tandem SAR shall not restrict the exercisability of the related Option. Such rules and regulations may govern the right to exercise SARs granted prior to the adoption or amendment of such rules and regulations as well as SARs granted thereafter.

g. Buyout Provisions. The Committee may at any time offer to buy out for a payment in cash or Shares a SAR previously granted based on such terms and conditions as the Committee shall establish and communicate to the Participant at the time that such offer is made.

h. Expiration and Exercise of SARs. An SAR granted under the Plan will expire upon the date determined by the Committee, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 7 shall also apply to Participants with respect to the exercise of SARs.

i. Certain SARs. If at the time of grant the Committee intends a grant of SARs to any Service Provider to be excluded from the coverage of Section 409A of the Code, then, notwithstanding any other provision of the Plan, (i) with respect to a number of Shares fixed on or before the date of grant, the compensation payable under such SARs cannot be greater than the difference between the Fair Market Value of the Shares (determined without regard to any risk of forfeiture or restrictions on transfer) on the date of grant and the Fair Market Value of the Shares (determined without regard to any risk of forfeiture or restrictions on transfer) on the date of exercise, (ii) the exercise price for such SARs may never be less than 100% of the Fair Market Value of the underlying Shares (determined without regard to any risk of forfeiture or restrictions on transfer) on the grant date, and (iii) the SARs may not include any feature for the deferral of compensation other than the deferral of recognition of income until the exercise of such SARs.



**9. Restricted Stock.**

The Committee shall have the authority, in its discretion, to grant shares of Restricted Stock in such amounts as the Committee, in its sole discretion, shall determine and as shall be evidenced in an Award Agreement; provided, however, that the Restricted Stock granted under this Section 9 shall be subject to the following:

a. Grant of Restricted Stock. Subject to the limitations of the Plan, the Committee shall determine whether Shares covered by awards of Restricted Stock will be issued at the beginning or the end of the Restriction Period and whether Dividend Equivalents will be paid during the Restriction Period in the event Shares are to be issued at the end of the Restriction Period, and shall designate (or set forth the basis for determining) the time or times when each award of Restricted Stock will vest, and may prescribe other restrictions, terms and conditions applicable to the vesting of such Restricted Stock in addition to those provided in the Plan. The Committee shall determine the price, if any, to be paid by the Participant for the Restricted Stock; provided, however, that the issuance of Restricted Stock shall be made for at least the minimum consideration necessary to permit such Restricted Stock to be deemed fully paid and nonassessable. All determinations made by the Committee pursuant to this Section 9(a) shall be specified in the Award Agreement.

b. Issuance of Restricted Stock at Beginning of the Restriction Period. If Shares are issued at the beginning of the Restriction Period, the stock certificate or certificates representing such Restricted Stock shall be registered in the name of the Participant to whom such Restricted Stock shall have been awarded. During the Restriction Period, certificates representing the Restricted Stock and any securities constituting Retained Distributions (as defined in

Section 9(c)) shall bear a restrictive legend to the effect that ownership of the Restricted Stock (and such Retained Distributions), and the enjoyment of all rights appurtenant thereto, are subject to the restrictions, terms and conditions provided in the Plan and the applicable Award Agreement. Such certificates shall remain in the custody of the Company and the Participant shall deposit with the Company stock powers or other instruments of assignment, each endorsed in blank, so as to permit retransfer to the Company of all or any portion of the Restricted Stock and any securities constituting Retained Distributions that shall become vested in accordance with the Plan and the Award Agreement.

c. Restrictions. Restricted Stock issued at the beginning of the Restriction Period shall constitute issued and outstanding Shares for all corporate purposes. The Participant will have the right to vote such Restricted Stock, to receive and retain such dividends and distributions, as the Committee may in its sole discretion designate, paid or distributed on such Restricted Stock and to exercise all other rights, powers and privileges of a shareholder with respect to the Shares covered by such an award of Restricted Stock; except, that (i) the Participant will not be entitled to delivery of the stock certificate or certificates representing such Restricted Stock until the Restriction Period shall have expired and unless all other vesting requirements with respect thereto shall have been fulfilled or waived; (ii) the Company will retain custody of the stock certificate or certificates representing the Restricted Stock during the Restriction Period as provided in Section 9(b); (iii) other than such dividends and distributions as the Committee may in its sole discretion designate, the Company will retain custody of all distributions ("Retained Distributions") made or declared with respect to the Restricted Stock (and such Retained Distributions will be subject to the same restrictions, terms and vesting and other conditions as are applicable to the Restricted Stock) until such time, if ever, as the Restricted Stock with respect to which such Retained Distributions shall have been made, paid or declared shall have become vested, and such Retained Distributions shall not bear interest or be segregated in a separate account; (iv) the Participant may not sell, assign, transfer, pledge, exchange, encumber or dispose of the Restricted Stock or any Retained Distributions or his interest in any of them during the Restriction Period; and (v) a breach of any restrictions, terms or conditions provided in the Plan or established by the Committee with respect to any Restricted Stock or Retained Distributions will cause a forfeiture of such Restricted Stock and any Retained Distributions with respect thereto.



d. Issuance of Shares at End of the Restriction Period. Restricted Stock issued at the end of the Restriction Period shall not constitute issued and outstanding Shares and the Participant shall not have any of the rights of a shareholder with respect to the Shares covered by such an award of Restricted Stock, in each case until such Shares shall have been transferred to the Participant at the end of the Restriction Period. If and to the extent that Shares are to be issued at the end of the Restriction Period, the Participant shall be entitled to receive Dividend Equivalents with respect to the Shares covered thereby either (i) during the Restriction Period or (ii) in accordance with the rules applicable to Retained Distributions, as the Committee may specify in the Award Agreement.

e. Cash Awards. In connection with any award of Restricted Stock, an Award Agreement may provide for the payment of a cash amount to the Participant holding such Restricted Stock at any time after such Restricted Stock shall have become vested. Such cash awards shall be payable in accordance with such additional restrictions, terms and conditions as shall be prescribed by the Committee in the Award Agreement and shall be in addition to any other salary, incentive, bonus or other compensation payments which such Participant shall be otherwise entitled or eligible to receive from the Company.

f. Completion of Restriction Period. On the vesting date specified in the applicable Award Agreement with respect to each award of Restricted Stock, and upon the satisfaction of any other applicable restrictions, terms and conditions, (i) all or the applicable portion of such Restricted Stock shall become vested, (ii) any Retained Distributions and any unpaid Dividend Equivalents with respect to such Restricted Stock shall become vested to the extent that the Restricted Stock related thereto shall have become vested, and (iii) any cash award to be received by the Participant with respect to such Restricted Stock shall become payable, all in accordance with the terms of the applicable Award Agreement. Any such Restricted Stock, Retained Distributions and any unpaid Dividend

Equivalents that shall not become vested shall be forfeited to the Company and the Participant shall not thereafter have any rights (including dividend and voting rights) with respect to such Restricted Stock, Retained Distributions and any unpaid Dividend Equivalents that shall have been so forfeited.

g. Effect of Termination. Except as otherwise determined by the Committee at the time of grant, upon termination of Continuous Employment for any reason during the Restriction Period, all Restricted Stock still subject to restriction shall be immediately forfeited by the Participant and transferred to, and reacquired by, the Company; provided, however, that in the event of a Participant's Disability or death, or in cases of special circumstances, if the Committee, in its sole discretion, finds that a waiver would be in the best interests of the Company and shall within thirty (30) days after such termination of Continuous Employment notify the Participant in writing of its decision to waive in whole or in part any or all remaining restrictions with respect to such Participant's Restricted Stock, then the Participant shall continue to be the owner of such Restricted Stock subject to such continuing restrictions as the Committee may prescribe in such notice. In the event of a forfeiture of Restricted Stock pursuant to this Section 9(g), the Company shall repay to the Participant (or the Participant's estate) any amount paid by the Participant for such Restricted Stock. In the event that the Company requires a return of Restricted Stock, it shall also have the right to require the return of all dividends, distributions or Dividend Equivalents paid on such Restricted Stock, whether by termination of any escrow arrangement under which any Retained Distributions or Dividend Equivalents are held or otherwise.



## 10. Performance Units and Performance Shares.

The Committee shall have the authority, in its discretion, to grant Performance Units and Performance Shares at any time and from time to time, as shall be determined by the Committee. The terms and conditions of the Performance Units and Performance Shares shall be determined from time to time by the Committee and shall be evidenced in an Award Agreement; provided, however, that the Performance Units and Performance Shares granted under this Section 10 shall be subject to the following:

a. Value of Performance Unit and Performance Shares. Each Performance Unit will have an initial value that is established by the Committee on or before the date of grant, which need not relate to the Fair Market Value of a Share. Each Performance Share will have an initial value equal to one hundred percent (100%) of the Fair Market Value of a Share on the date of grant.

b. Performance Objectives and Other Terms. The Committee will set performance goals in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units or Performance Shares that will be paid out to the Participants. The time period during which the performance goals must be met will be called the "Performance Cycle." The minimum time period for any Performance Cycle shall be one year. Each Award of Performance Units or Performance Shares will be evidenced by an Award Agreement that will specify the Performance Cycle, and such other terms and conditions as the Committee, in its sole discretion, will determine. The Committee may set performance goals based on the achievement of Company-wide, divisional, or individual objectives, or on any applicable laws or any other basis as determined by the Committee in its discretion.

c. Earning of Performance Units and Performance Shares. After the applicable Performance Cycle has ended, the holder of Performance Units or Performance Shares will be entitled to receive a payment based on the number of Performance Units or Performance Shares earned by the Participant over the Performance Cycle, to be determined as a function of the extent to which the corresponding performance goals have been achieved. After the grant of a Performance Unit or Performance Share, the Committee, in its sole discretion, may reduce or waive any performance goals for such Performance Unit or Performance Share.

d. Modification of Standards. If the Committee determines in its sole discretion that the established performance goals are no longer suitable to Company objectives because of a material change in the Company's business, operations, corporate structure or capital structure, or other conditions the Committee deems to be material, the Committee may modify the performance goals as it considers appropriate and equitable.

e. Form and Timing of Payment of Performance Unit and Performance Shares. Payment of earned Performance Units and Performance Shares will be made as soon after the expiration of the applicable Performance Cycle at the time determined by the Committee. The Committee, in its sole discretion, may pay earned Performance Units and Performance Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units or Performance Shares at the close of the applicable Performance Cycle) or in a combination thereof.

f. Cancellation of Performance Units and Performance Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units and Performance Shares will be forfeited to the Company, and again will be available for grant under the Plan.



## 11. Phantom Shares.

The Committee shall have the authority, in its discretion, to grant Phantom Shares, the value of which shall be determined by reference to a Share, on the terms and conditions set forth in the Plan and on such other terms and conditions as are not inconsistent with the purposes and provisions of the Plan as the Committee, in its sole discretion, may from time to time determine, including the satisfaction of any performance goal requirements that may be established by the Committee and as shall be evidenced in an Award Agreement; provided, however, that the Phantom Shares granted under this Section 11 shall be subject to the following:

a. Surrender. Each Award Agreement with respect to a Phantom Share shall specify the date on which the Phantom Share shall be surrendered, and thereby cancelled by delivery of an actual Share or, in the discretion of the Company, by the payment of cash (or a combination of cash and Shares) in an amount equal to one hundred percent (100%) of the Fair Market Value of a Share on the date of surrender, subject to such terms and conditions as the Committee may specify, in its sole discretion, in the applicable Award Agreement or thereafter. The date on which the Phantom Shares shall be surrendered may be accelerated upon the occurrence of certain events, as determined by the Committee in its sole discretion and as set forth in the applicable Award Agreement.

b. Dividends and Distributions. Payments of Dividend Equivalents may be made to Participants who have been awarded Phantom Shares. Such payments of Dividend Equivalents may be paid directly to the Participant or may be reinvested in additional Phantom Shares, as determined by the Committee in its sole discretion.

c. Limitation on Payment. The Committee may, in its sole discretion, establish and set forth in the Award Agreement a maximum dollar amount payable under the Plan for each Phantom Share granted pursuant to such Award Agreement.

d. Participant's Termination. Except as otherwise determined by the Committee at the time of grant, upon termination of Continuous Employment for any reason, the date of surrender of Phantom Shares shall be accelerated and the Phantom Shares shall be automatically and immediately surrendered and cancelled by delivery of Shares as of the date of such termination.

## 12. Restricted Stock Units.

The Committee shall have the authority, in its discretion, to grant Restricted Stock Units. Restricted Stock Units shall consist of an Award of Restricted Stock, Performance Shares or Performance Units that the Committee, in its sole discretion, permits to be paid out in installments, in accordance with rules and procedures established by the Committee. The Committee may, in its sole discretion, establish any or all of the following rules for application to an award of Restricted Stock Units under this Section 12:

a. Non-Transferability. Any Shares which are part of an award of Restricted Stock Units may not be assigned, sold, transferred, pledged or otherwise encumbered prior to the date on which the shares are issued, or if later, the date provided by the Committee at the time of grant of the Award.

b. Consideration. Such Restricted Stock Units may provide for the payment of cash consideration by the person to whom such Award is granted or provide that the Award, and Shares to be issued in connection therewith, if applicable, shall be delivered without the payment of cash consideration; provided, however, that the issuance of any Shares in connection with an award of Restricted Stock Units shall be for at least the minimum consideration necessary to permit such shares to be deemed fully paid and nonassessable.

c. Performance or Other Criteria. Awards of Restricted Stock Units may relate in whole or in part to performance or other criteria established by the Committee at the time of grant.

d. Deferral and Other Terms and Conditions. Awards of Restricted Stock Units may provide in the Award Agreement for deferred payment schedules, vesting over a specified period of employment, the payment of Dividend Equivalents with respect to the number of Shares covered by the Restricted Stock Units, and written elections by the Participant to defer payment of the Award or the lifting of restrictions on the Award, if any.

e. Waiver of Restrictions. In such circumstances as the Committee may deem advisable, the Committee may waive or otherwise remove, in whole or in part, any restrictions or limitations to which an award of Restricted Stock Units was made subject at the time of grant.



**13. Other Incentive Awards.**

The Committee shall have the authority, in its discretion, to grant Other Incentive Awards, which may be granted either alone, in addition to, or in tandem with, either or both of other Awards granted under the Plan or other cash awards made under or outside of the Plan, and which may, but are not required to, relate to the Fair Market Value of a Share. The Committee shall have authority to determine to whom and the time or times at which Other Incentive Awards shall be made, the amount of such Other Incentive Awards, and all other conditions of the Other Incentive Awards including but not limited to any vesting or forfeiture conditions and dividend or voting rights.

**14. Non-Employee Directors.**

a. Discretionary Awards. The Board of Directors shall have the authority, in its discretion, to grant to Non-Employee Directors, as such time or times as the Board of Directors may determine, Non-Statutory Stock Options, SARs, Restricted Stock or Restricted Stock Units, or any combination thereof. All grants of Awards under this Section 14 shall be made in compliance with any applicable requirements of the listing standards of the NASDAQ market system, or any stock exchange on which the Shares are then listed, with respect to Non-Employee Directors, and will take into consideration the cash and equity components of the aggregate compensation provided to such Non-Employee Directors hereunder and outside of the Plan.

b. Limit on Shares. Subject to adjustment as provided in Section 16 of the Plan, the maximum number of Shares which may be subject to Awards under the Plan during any calendar year to any Non-Employee Director under this Section 14 is 500,000 Shares.

c. Ineligible Non-Employee Directors. Notwithstanding any other provision of the Plan, a Non-Employee Director who, at the time the Awards to Non-Employee Directors shall be granted, owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Subsidiary, shall not be eligible for such grants under this Section 14.

**15. Non-Transferability of Awards.**

Awards granted under this Plan may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will, by the laws of descent and distribution, transfers between spouses incident to a divorce, or in accordance with the following exceptions.

Notwithstanding the foregoing, and unless otherwise provided in the applicable Award Agreement, an Award granted under the Plan may be transferred (i) by the Participant between spouses, incident to a divorce, in which case the Award is only exercisable by the spouse to whom the Award is transferred, or (ii) in the case of an Award other than an Incentive Stock Option or related Tandem SAR, to a trust established for the exclusive benefit of solely one or more members of his or her "immediate family" or to a partnership in which the Participant's immediate family, as defined herein, are the only partners and is exercisable only by the Participant or his or her legal guardian during the lifetime of the Participant or, (iii) in the event of death of the Participant, by the estate of the Participant or by a person who acquires the rights to exercise the Award by bequest or inheritance. Any Award held by the transferee will continue to be subject to the same terms and conditions that were applicable to the Award immediately prior to the transfer, except that the Award will be transferable by the transferee only by will or the laws of descent and distribution. For purposes hereof, "immediate family," means the Participant's children, stepchildren, grandchildren, parents, stepparents, grandparents, spouse, siblings (including half brothers and sisters), in-laws, and relationships arising because of legal adoption.



**16. Adjustments Upon Change in Corporate Structure.**

a. Subject to any required action by the stockholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan for future issuance, as well as the exercise or purchase price per Share covered by each such outstanding Award, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split or combination, the payment of a stock dividend, recapitalization, merger, consolidation, exchange, spin-off, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company (other than Awards to Service Providers under this Plan), as may be necessary to prevent dilution or enlargement of rights; provided, however, that the conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration. Any such adjustment shall be made by the Committee, in its sole discretion, whose determination in that respect shall be final, binding and conclusive. The existence of the Plan and outstanding Awards shall not limit or affect in any way the right or power of the Company to engage in any such transactions.

b. In the event of the proposed dissolution or liquidation of the Company, or in the event of a proposed sale of all or substantially all of the assets or stock of the Company (other than in the ordinary course of business), or the merger or consolidation of the Company with or into another Company, as a result of which the Company is not the surviving and controlling Company or as a result of which the outstanding Shares are exchanged or converted into cash or property or securities not of the Company, the Committee shall (i) make provision for the assumption or substitution of all outstanding Awards by the successor Company or (ii) if an Award is not assumed or substituted by the successor Company, the Committee shall notify the Participant in writing or electronically that all Awards shall be exercisable, whether or not then exercisable, and any restrictions on such Awards shall lapse, for a period of up to thirty (30) days from the date of such notice (but in no event later than the expiration of the term of such Award as set forth in the Award Agreement), and the Award shall terminate upon the expiration of such period. In the event the Company elects to comply with clause (i) of this Section 16(b), and the Participant's Continuous Employment is subsequently terminated (other than by a voluntary termination by the Participant or Termination for Cause) prior to the time such Participant's Awards are fully vested, such Participant's Awards shall be fully and immediately vested and such Participant shall have the right to exercise his or her Awards as to all or any part of the Optioned Stock, or Shares subject to such Awards, including Shares as to which the Awards would not otherwise be exercisable, but only within such period of time as is determined by the Committee, with such determination in the case of an Incentive Stock Option not exceeding ninety (90) days after the date of such termination (but in no event later than the expiration date of the term of such Award as set forth in the Award Agreement).

c. No fractional Shares shall be issuable on account of any action aforesaid, and the aggregate number of shares into which Shares then covered by the Award, when changed as the result of such action, shall be reduced to the largest number of whole shares resulting from such action, unless the Board of Directors, in its sole discretion, shall determine to issue scrip certificates in respect to any fractional shares, which scrip certificates, in such event shall be in a form and have such terms and conditions as the Board of Directors in its discretion shall prescribe.



**17. Section 162(m) Requirements.**

Notwithstanding any other provision of this Plan, if the Committee determines at the time any Award is granted to a Participant that such Participant is, or is likely to be at the time he or she recognizes income for federal income tax purposes in connection with such Award, a "covered employee" within the meaning of Section 162(m) of the Code, then the Committee, may provide that the following provisions are applicable to such Award:

a. Performance Goals. If an Award is subject to this Section 17, then the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of one or any combination of the following: return on invested capital, customer service levels, EBIT (or EBITDA or other forms of earnings on basic or diluted basis), free cash flow (or other cash flow measures), growth in the foregoing or other measures, economic profit, net income (before or after tax), specified levels of earnings per share from continuing operations, operating income, revenues, gross margin, return on operating assets, return on equity, economic value added, stock price appreciation, total shareholder return (measured in terms of stock price appreciation and dividend growth) or cost control, of the Company or any Subsidiary or Affiliate (or any division thereof) for or within which the Participant is primarily employed, or such other goals as the Committee shall determine. Such performance goals also may be based upon the attaining of specified levels of Company performance under one or more of the measures described above relative to the performance of other corporations. Such performance goals shall be set by the Committee within the first ninety (90) days of a Performance Cycle (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), and shall otherwise comply with the requirements of, Section 162(m) of the Code.

b. Adjustments. Notwithstanding any provision of the Plan other than Section 16, with respect to any Award that is subject to this Section 17, the Committee may not adjust upwards the amount payable pursuant to such Award, nor may it waive the achievement of the applicable performance goals except in the case of the death or Disability of the Participant.

c. Other Restrictions. The Committee shall have the power to impose such other restrictions on Awards subject to this Section 17 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code.

## 18. Stockholder Approval.

Effectiveness of the Plan shall be subject to approval by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board of Directors; provided, however that Awards may be granted pursuant to the Plan subject to the subsequent approval of the Plan by such stockholders within such twelve-month period. Stockholder approval shall be obtained by the affirmative votes of the holders of a majority of voting Shares present or represented and entitled to vote at a meeting of stockholders duly held in accordance with the laws of the state of Delaware.

## 19. Amendment and Termination of the Plan.

a. Amendment and Termination. The Committee may amend or terminate the Plan from time to time in such respects as the Committee may deem advisable, and may make any other amendments or issue additional rules or regulations, which may be required in order to comply with Section 409A of the Code and the regulations promulgated thereunder, or which may be required so that Options intended to be Incentive Stock Options shall at all times continue to be Incentive Stock Options for the purpose of Section 422 of the Code; provided, however, that without approval of the holders of a majority of the voting Shares represented or present and entitled to vote at a valid meeting of stockholders, no such revision or amendment shall (i) increase the number of Shares which may be issued under the Plan, other than in connection with an adjustment under Section 16 of the Plan; (ii) materially change the designation of the class of persons eligible to be granted Awards; (iii) remove the administration of the Plan from the Board of Directors or its Committee; (iv) extend the term of the Plan beyond the maximum term set forth in Section 23 hereunder; or (v) violate the rules for shareholder approval under the rules of any exchange on which the Company's Shares are traded or any other applicable laws, rules or regulations.

b. Effect of Amendment or Termination. Except as otherwise provided in Section 16 of the Plan, any amendment or termination of the Plan shall not affect Awards already granted and such Awards shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Participant and the Company, which agreement must be in writing and signed by the Participant and the Company. Notwithstanding anything to the contrary herein, this Plan shall not adversely affect, unless mutually agreed in writing by the Company and a Participant, the terms and provisions of any Award granted prior to the date the Plan was approved by stockholders as provided in Section 18 of the Plan.

## 20. Indemnification.

No member of the Committee or the Board of Directors shall be liable for any act or action taken, whether of commission or omission, except in circumstances involving actual bad faith, or for any act or action taken, whether of commission or omission, by any other member or by any officer, agent, or employee. In addition to such other rights of indemnification, as they may have as members of the Board of Directors, or as members of the Committee, the Committee shall be indemnified by the Company against the reasonable expenses, including attorneys' fees actually and necessarily incurred, in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any act or action taken, by commission or omission, in connection with the Plan or any Award granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Board of Directors member is liable for actual bad faith in the performance of his or her duties; provided that within 60 days after institution of any such action, suit or proceeding, a Committee or Board of Directors member shall in writing offer the Company the opportunity, at its own expense, to handle and defend the same.

**21. Reservation of Shares.**

The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

**22. General Provisions.**

a. Other Plans. Nothing contained in the Plan shall prohibit the Company from establishing additional incentive compensation arrangements.

b. No Enlargement of Rights. Neither the Plan, nor the granting of Awards or issuance of Shares, nor any other action taken pursuant to the Plan shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider for any period of time, or at any particular rate of compensation, nor shall they interfere in any way with the right of the Participant or the right of the Company to terminate such relationship at any time, with or without cause, for any reason or no reason.

No Service Provider shall have any right to or interest in Awards authorized hereunder prior to the grant thereof to such eligible person, and upon such grant he or she shall have only such rights and interests as are expressly provided herein and in the related Award Agreement, subject, however, to all applicable provisions of the Company's Certificate of Incorporation, as the same may be amended from time to time.

c. Notice. Any notice given to the Company pursuant to the provisions of the Plan shall be addressed to the Company in care of its Secretary (or such other person as the Company may designate from time to time) at its principal office, and any notice to be given to an Participant to whom an Award is granted hereunder shall be delivered personally or addressed to him or her at the address given beneath his or her signature on his or her Award Agreement, or at such other address as such Participant or his or her transferee (upon the transfer of the Shares) may hereinafter designate to the Company in writing. Any such notice shall be deemed duly given when enclosed in a properly sealed envelope or wrapper addressed as aforesaid, registered or certified, and deposited, postage and registry or certification fee prepaid, in a post office or branch post office regularly maintained by the United States Postal Service. It shall be the obligation of each Participant holding Shares purchased upon exercise of an Award to provide the Secretary of the Company, by letter mailed as provided hereinabove, with written notice of his or her direct mailing address.

d. Withholding or Deduction for Taxes. If, at any time, the Company is required, under applicable laws and regulations, to withhold, or to make any deduction for, any taxes or take any other action in connection with any exercise, issuance or payment of an Award made hereunder or transfer of Shares, the Company shall have the right to deduct from all amounts paid in cash any taxes required by law to be withheld therefrom, and, in the case of Shares, the Participant or his or her estate or beneficiary shall be required to pay to the Company the amount of taxes required to be withheld, or, in lieu thereof, the Company shall have the right to retain, or sell without notice, a sufficient number of Shares to cover the minimum amount required to be withheld, or to make other arrangements with respect to withholding as it shall deem appropriate (including withholding such amount from the Participant's salary). The Committee may, in its discretion, permit a Participant to elect, subject to such conditions as the Committee shall impose, to surrender to the Company previously acquired Shares having a Fair Market Value sufficient to satisfy the Participant's minimum withholding tax obligation associated with the transaction.

e. Foreign Service Providers. In the event an Award is granted to a Service Provider who is employed or providing services outside the United States, the Committee may, in its sole discretion, modify the provisions of the Plan as they pertain to such individual to comply with applicable foreign laws, or to recognized differences in local law, currency or tax policy, to the extent necessary or advisable to comply with any such laws or policies. The Committee may also impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligations with respect to tax equalization for Service Providers on assignments outside their home country.

f. Funding of Plan. The Plan shall be unfunded. Neither the Participants nor any other persons shall, by reason of the Plan or any Award thereunder, have any rights, title or interest in any funds, property or in any specific asset or assets of the Company, any Subsidiary or Affiliate, or any other entity whatsoever, including, without limitation, any other property which the Company, in its sole discretion, may set aside in anticipation of a liability under the Plan, unsecured by any assets of the Company. Nothing in the Plan shall constitute a guarantee that the assets of the Company shall be sufficient to pay any benefits to any person. The interests of each Participant and former Participant hereunder are unsecured and shall be subject to the general creditors of the Company and any Subsidiary or Affiliate.

g. Applicable Law. To the extent that federal laws do not otherwise control, the Plan shall be governed by and construed in accordance with the law of the state of Delaware, without regard to the conflict of law rules thereof.

h. Incentive Stock Options. The Company shall not be liable to an Optionee or other person if it is determined for any reason by the Internal Revenue Service or any court having jurisdiction that any Incentive Stock Options are not "incentive stock options" as defined in Section 422 of the Code.

i. Non-Qualified Deferred Compensation. Neither the Company nor any Subsidiary or Affiliate shall be responsible for, or have any liability to a Participant or other person with respect to, any penalties which may be imposed on a Participant in connection with an Award granted under the Plan, in the event that such Award becomes subject to Section 409A of the Code and the regulations promulgated thereunder.

j. Information to Participants. The Company shall provide, upon request, without charge to each Participant copies of such annual and periodic reports as are provided by the Company to its stockholders generally.

k. Availability of Plan. A copy of the Plan shall be delivered to the Secretary of the Company and shall be shown by him or her to any eligible person inquiring about it.

l. Severability. In the event that any provision of the Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability shall not be construed as rendering any other provisions contained herein as invalid or unenforceable, and all such other provisions shall be given full force and effect to the same extent as though the invalid or unenforceable provision was not contained herein.

**23. Effective Date and Term of Plan.**

The Plan shall become effective upon stockholder approval as provided in Section 18 of the Plan. The Plan shall continue in effect for a term of ten years unless sooner terminated under Section 19 of the Plan. All Awards granted prior to stockholder approval of the Plan are subject to such approval, and, if such approval is not obtained within twelve (12) months after the Plan is adopted by the Board of Directors, all such Awards shall expire and shall be of no further force and effect.

# Financials

## FINANCIAL HIGHLIGHTS

The following selected financial data should be read in conjunction with, and are qualified in their entirety by, the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

### RAMTRON INTERNATIONAL CORPORATION
### SELECTED FINANCIAL DATA

for the years ended December 31, 2004, 2003, 2002, 2001 and 2000

| (in thousands, except per share data) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Revenue | $57,828 | $40,179 | $46,343 | $18,952 | $17,397 |
| Gross margin, product sales | 22,464 | 15,481 | 11,379 | 2,674 | 2,473 |
| Income (loss) from continuing operations | 3,934 | (4,234) | 1,643 | (24,983) | (12,153) |
| Loss from discontinued operation | (332) | (5,271) | (3,470) | (8,005) | (2,221) |
| Net income (loss) applicable to common shares | 3,602 | (9,505) | (1,923) | (33,151) | (14,497) |
| Income (loss) per share from continuing operations: | | | | | |
| - basic | $ 0.18 | $ (0.19) | $ 0.07 | $ (1.18) | $ (0.74) |
| - diluted | $ 0.17 | $ (0.19) | $ 0.07 | $ (1.18) | $ (0.74) |
| Net income (loss) per share - basic | $ 0.16 | $ (0.43) | $ (0.09) | $ (1.57) | $ (0.88) |
| Net income (loss) per share - diluted | $ 0.15 | $ (0.43) | $ (0.08) | $ (1.57) | $ (0.88) |
| Working capital | 12,858 | 8,727 | 11,961 | 6,327 | 7,643 |
| Total assets | 33,653 | 29,645 | 40,942 | 30,038 | 30,214 |
| Total long-term debt | 4,914 | 2,669 | 5,728 | -- | 6,314 |
| Stockholders' equity | 15,192 | 11,042 | 20,154 | 19,039 | 21,501 |
| Cash dividends per common share[1] | -- | -- | -- | -- | -- |

(1) We have not declared any cash dividends on our common stock and do not expect to pay such dividends in the foreseeable future. In addition, we are restricted from paying dividends as long as amounts are outstanding under our convertible debentures.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to provide greater details of our results of operations and financial condition of the Company. The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto and other financial data included elsewhere herein. Certain statements under this caption constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, and, as such, are based on current expectations and are subject to certain risks and uncertainties. The reader should not place undue reliance on these forward-looking statements for many reasons including those risks discussed under "Factors that May Affect Future Results" and elsewhere in this document. Forward-looking statements may be identified by the use of forward-looking words or phrases such as "will," "may," "believe," "expect," "intend," "anticipate," "could," "should," "anticipate," "plan," "estimate," and "potential," or other similar words.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, long-lived assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements"; critical estimates inherent in these accounting policies are discussed in the following paragraphs.

**Revenue Recognition.** Revenue from product sales to direct customers is recognized upon shipment as we generally do not have any post-shipment obligations or allow for any acceptance provisions. We defer recognition of sales to distributors when we are unable to make a reasonable estimate of product returns due to insufficient historical product return information. The revenue recorded is dependent upon estimates of expected customer returns and sales discounts.

Revenue from licensing programs is recognized over the period we are required to provide services under the terms of the agreement. Revenue from research and development activities that are funded by customers are recognized as the services are performed.

Revenue from royalties is recognized upon the notification to us of shipment of product from our technology license partners to direct customers.

**Allowance for Uncollectible Accounts.** While we maintain a stringent credit approval process, significant judgments are made by management in assessing our customers' ability to pay at the time of shipment. Despite this assessment, from time to time, customers are unable to meet their payment obligations. We continue to monitor customers' credit worthiness, and use judgment in establishing the estimated amounts of customer receivables which will ultimately not be collected. A significant change in the liquidity or financial position of customers could have a material adverse impact on the collectibility of accounts receivable and future operating results.

**Inventory Valuation.** We write-down our inventory for estimated obsolescence or lack of marketability for the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

**Long-Lived Assets.** We review the carrying values of long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Under current standards, the assets must be carried at historical cost if the projected cash flows from their use will recover their carrying amounts on an undiscounted basis and without considering interest. However, if projected cash flows are less than their carrying value, the long-lived assets must be reduced to their estimated fair value. Considerable judgment is required to project such cash flows and, if required, estimate the fair value of the impaired long-lived asset. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. There can be no assurance that future long-lived asset impairments will not occur.

**Goodwill.** Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. We performed our annual goodwill impairment testing as of December 31, 2004, and determined that no impairment existed at that date. This assessment requires estimates of future revenue, operating results and cash flows, as well as estimates of critical valuation inputs such as discount rates, terminal values and similar data. We continue to perform periodic and annual impairment analyses of goodwill resulting from acquisitions. As a result of such impairment analyses, impairment charges may be recorded and may have a material adverse impact on our financial position and operating results. Additionally, we may make strategic business decisions in future periods which impact the fair value of goodwill, which could result in significant impairment charges. There can be no assurance that future goodwill impairments will not occur.

**Deferred Income Taxes.** We record deferred tax assets and liabilities for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts recorded in the consolidated financial statements, and for operating loss and tax credit carryforwards. Realization of the recorded deferred tax assets is dependent upon us generating sufficient taxable income in the appropriate tax jurisdiction in future years to obtain benefit from the reversal of net deductible temporary differences and from tax credit and operating loss carryforwards. A valuation allowance is provided to the extent that management deems it more likely than not that the net deferred tax assets will not be realized. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are changed.

## RESULTS OF OPERATIONS

### Overview

Since our inception, we have been engaged primarily in the research and development of ferroelectric technology and the design, development and commercialization of FRAM products and DRAM products. Revenue has been derived from the sale of our FRAM and DRAM products since 1992. We have also generated revenue under license and development agreements for specific applications of our technologies with a limited number of established semiconductor manufacturers. Accordingly, fluctuations in our revenue have resulted primarily from the timing of significant product orders, the timing of the signing of license and development agreements, and the achievement of related performance milestones.

Our total revenue grew 44% from 2003 to 2004, and decreased 13% from 2002 to 2003. Total FRAM business revenue grew 37% from 2003 to 2004, and decreased 4% from 2003 to 2002. FRAM revenue growth was primarily due to increased sales to core FRAM revenue customers as well as increased sales of new products. The decrease in FRAM revenue from 2002 to 2003 was primarily due to a $6.3 million decrease in license & development fees from Texas Instruments that was partially offset by a 20% increase in FRAM product revenue. The increase in FRAM product revenue was primarily due to increased sales to core FRAM revenue customers. FRAM product sales have increased proportionally as a source of revenue due to an expanding FRAM customer base, a deeper penetration of existing customers, an expanding line of FRAM products, and our participation in the utility meter replacement program at ENEL, which began in late 2001.

Since 2003, we have generated average quarterly revenue of approximately $4 million from our ENEL meter replacement program. In 2005, we expect ENEL to contribute $5 million to $6 million in revenue, down from $17 million in 2004. Based on our current estimates, first quarter 2005 ENEL shipments are anticipated to be down sharply but increase the second quarter, with the balance of ENEL shipments trending lower in the third and fourth quarters of 2005. We expect some residual shipments during the first quarter of 2006. We have been able to significantly increase revenue from other FRAM customers, also called core FRAM revenue, during each of the last three years, with product revenue totaling approximately $20.0 million, $10.7 million and $5.8 million in 2004, 2003 and 2002, respectively. Core FRAM product revenue grew 85% in 2003, and 86% in 2004. For 2005, we anticipate that our core FRAM product revenue will grow between 25% and 35% over 2004.

Since we built our cost structure to offset the roll off of sales to ENEL, our current operating plan anticipates that we will be profitable for full-year 2005. We have publicly stated that it will take a few quarters to completely replace the historical revenue from ENEL, but with our core FRAM product business poised for additional growth in 2005, we believe we are in a good position to make the transition as the ENEL program becomes a smaller portion of our FRAM revenue.

DRAM revenue increased 60% from 2003 to 2004. Economic conditions improved in the DIMM market, which resulted in increased revenue. This is the opposite of what happened in the DIMM market in 2003 when Mushkin's revenue decreased 30% from 2002 to 2003. During this period, Mushkin's business transitioned from generating revenue predominately from e-commerce sources to a business with a substantial retail presence primarily through Fry's Electronics (Fry's) and ABS Computer Technologies (ABS). Currently, Fry's and ABS's sales represent approximately 68% of Mushkin's annual revenue. Also, during the latter part of 2002, Mushkin began focusing on lower volume, higher margin sales opportunities to improve its overall financial performance. This focus reduced revenue but improved adjusted income (exclusive of goodwill impairment charges) in 2003. We anticipate Mushkin's 2005 revenue to remain flat with that of 2004.

During the first quarter of 2004, we committed to a plan to sell substantially all of the remaining assets of EMS. The remaining assets consisted primarily of EMS' patent portfolio. We completed the sale of EMS' patent portfolio on April 20, 2004, the proceeds of which were $1.5 million. Due to a write-down of the carrying value of the patent portfolio to its estimated fair value at March 31, 2004, there was no gain or loss recorded on the finalization of the sale.

Our costs and expenses grew 22% in 2004, compared to a 2% decline from 2002 to 2003. Components of this spending are explained below.

Our gross margin in 2004 was 40%, compared with 41% in 2003, and 30% in 2002. The improvement in gross margin in 2003 resulted primarily from a change in our product sales mix. FRAM product sales grew in 2003, while sales in our Mushkin segment declined. Since FRAM products have a higher gross margin the shift in the product mix resulted in increased gross margin. FRAM product gross margin during 2004 was 54% compared with 51% in 2003, and 43% in 2002. Improvements in FRAM gross margin are attributable to product shrinks and other routine cost-reduction activities. In 2003, FRAM gross margin improved as manufacturing yields improved, we shipped a more economical FRAM product into the ENEL metering program, and we realized cost reductions at our subcontract manufacturers. Mushkin product gross margin during 2004 was 13%, compared with 17% in 2003, and 12% in 2002. The Mushkin margin improvement from 2002 to 2003 resulted primarily from higher average selling prices for Mushkin products. The Mushkin margin deterioration from 2004 to 2003 resulted primarily from increased competition, which was detrimental to our prices and product margins.

Research and development expenses, including customer-sponsored research and development, were basically flat from 2002 to 2004. These expenses, as a percentage of total sales were 11% in 2004, compared with 16% in 2003, and 14% in 2002. We have held research and development expenses flat to bring our spending in line with our revenue.

Sales, general and administrative expenses were 23% of total revenue in 2004, 26% in 2003, and 22% in 2002. Sales, general and administrative spending was flat from 2002 to 2003, again to bring our spending in line with our revenue. Increased spending from $10.3 million in 2003, to $13.0 million in 2004, primarily relates to increased sales commissions, sales bonuses, management bonuses, and the costs implementing programs, processes, and external audit fees associated with the compliance requirements of Section 404 of the Sarbanes-Oxley legislation.

We plan to introduce new products in 2005 including a new Processor Companion line and new Application Specific Standard Products (ASSPs). Our first ASSP was developed in partnership with two outside companies. We have delivered samples and they have acknowledged that the product meets its specifications. The three companies in partnership will market a complete system-level solution including necessary IP. We believe that end-customers in the automotive and industrial markets can benefit from this offering.

In addition, we have begun development work on our next ASSP, which will be targeted for one of our strongest markets. We benefit from a close working relationship with our strategic customers and may seek such partnerships for the development of other ASSPs.

We have recently increased customer sampling of our one-megabit FRAM memory product and continue to work on higher-density FRAM products through our joint development program with Texas Instruments.

We may establish new foundry partners in the future to ensure broad support for our product plans. To establish our proprietary FRAM process at a new foundry partner, we may acquire certain capital equipment.

During the first half of 2003, a sustained downturn in DRAM market conditions resulted in lower than expected revenue and profitability of our Mushkin Segment. Because we believed the downturn was likely to continue and cause lower than expected sales and profitability for some time into the future, we believed it was appropriate to review the fair value of goodwill related to Mushkin. The result of our review was a charge of $3.8 million for impairment of goodwill during 2003.

For 2005, we anticipate that our Mushkin Segment revenue will be approximately flat with 2004 revenue. We are focusing our efforts on activities that may serve to improve the product margins on Mushkin sales by increasing our efforts to sell higher-end memory modules to the PC enthusiast, gamer and over clocking markets. We expect margin pressures to remain in the retail segment of Mushkin's business, which makes it difficult to predict the level of future margin improvements if any.

**RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 AS COMPARED TO 2003**

Our total revenue was $57.8 million for the year ended December 31, 2004 and $40.2 million for the year ended December 31, 2003. This was a year-over-year revenue growth rate of 44%. Overall cost of product sales as a percentage of product revenue were approximately the same when compared to the prior year. Our costs and expenses were $52.6 million during the year ended December 31, 2004, compared with $43.1 million for the same period in 2003. The resulting income from continuing operations in 2004 was $3.9 million, which compares to a loss from continuing operations of $4.2 million in 2003. The $8.1 million increase in operating results is due, in part, to an impairment of goodwill of $3.8 million in 2003 and, in 2004, holding spending levels for research and development, and sales, general and administrative expenses to a level consistent with profitability. The combination of revenue growth and careful spending in 2004 resulted in the first profitable year since our inception. Our current plans anticipate that we will be profitable, on an annual basis in 2005.

FRAM product sales have continued to contribute an increased dollar amount of gross margin for us on a year-over-year basis. FRAM product gross margin contributions were $20.1 million in 2004 and $13.8 million in 2003. This is a result of improved gross margin percentages (54% in 2004 compared to 51% in 2003), coupled with increased sales. The increased sales are a result of the continued expansion of our FRAM customer base, deeper penetration to understand the current and future needs of our customers, expanding FRAM product portfolio, and our continued participation in the utility meter replacement program at ENEL.

We have communicated to investors that the revenue from the ENEL program is expected to ramp down in 2005 as the program nears completion. ENEL product revenue in 2004 was $17.2 million and in 2003 it was $15.9 million. We expect this program to contribute approximately $5 to $6 million to our FRAM revenue throughout 2005. We have been able to significantly increase revenue from other FRAM customers; our core FRAM product revenue totaled approximately $20.0 million and $10.7 million during 2004 and 2003, respectively. This is a year-over-year growth rate of 86%.

Product revenue at Mushkin increased to $18.3 million in 2004 from $11.5 million in 2003. Mushkin product gross margin for the year 2004 and 2003 decreased, and was 13% and 17%, respectively. While Mushkin experienced increasing revenue, the product margin percentages decreased and the resulting product margin contribution was $2.4 million in 2004 compared to $2.0 million in 2003. Economic conditions in our DRAM market improved and resulted in increased revenue in 2004, but increased competition was detrimental to our prices and product margins.

In non-product revenue, during 2004, we experienced $0.3 million in increased royalty revenue and $0.2 million in increased license revenue, but these were offset by a $0.4 million reduction in customer-sponsored research and development revenue. The increased royalty revenue are a result of increased royalty payments from a major FRAM licensee due to continued growth in its revenue stream. The increase in the license and development fees resulted from a final installment on a license agreement. Customer-sponsored research and development decreased because of a reduction in support provided to Texas Instruments. We expect to see slight increases in royalty payments, and continued reductions in customer-sponsored research and development revenue in 2005.

Combined research and development expenses for 2004 remained flat when compared to 2003, but decreased to 11% of revenue from 16% of revenue in 2003. Sales, general and administrative expenses for the year increased $2.7 million year over year, but decreased from 26% of revenue in 2003 to 23% of revenue in 2004. The increase in 2004 results primarily from increased incentives relating to performance plans. In 2005, we plan to increase spending to fund additional research and development, increase spending in sales and marketing and reduce the percentage of revenue spent for general and administrative functions.

In 2003, we recorded an impairment to goodwill of $3.8 million relating to our DRAM Segment, Mushkin. A sustained downturn in DRAM market conditions resulted in lower than expected actual and projected revenue and profitability of Mushkin during the first half of 2003. Because we believed the downturn would likely continue to cause lower than expected sales and profitability for some time into the future, we believed it was appropriate to review the fair value of goodwill related to Mushkin as of June 30, 2003. The result of our review was a charge of $3.8 million for impairment of goodwill in the quarter ended June 30, 2003. In calculating the impairment charge, the fair value was estimated using a discounted cash flow methodology and market comparisons. There can be no assurance that future goodwill impairments will not occur.

**Loss From Discontinued Operation.** During the three months ended March 31, 2004, we committed to a plan to sell substantially all of the remaining assets of our subsidiary, EMS. In accordance with SFAS No. 144, our consolidated financial statements have been recast to present this business as a discontinued operation. The $0.3 million operating loss in 2004 of the discontinued operation is primarily the result of an impairment of the carrying value of EMS' patent portfolio to its estimated fair value at March 31, 2004. The decrease from the operating loss of $5.3 million in 2003 is primarily due to the reduction in activities at EMS beginning in April 2004.

## RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO 2002

**Revenue.** Total revenue for 2003 was $40.2, a decrease $6.1 million from 2002.

FRAM product revenue for 2003 increased $4.4 million to $26.6 million, from 2002. Increased FRAM product revenue is primarily attributable to increased shipments to core FRAM customers. During 2003, approximately 60% of FRAM product revenue was attributable to the ENEL program. Additionally, we recorded revenue of approximately $950,000 related to a change in our estimate of returns from distributors during 2003. We historically recorded all shipments to distributors as deferred revenue until shipped to the end customer because we did not believe we had adequate historical data to make a reasonable estimate of the amount of future returns as required under Statement of Financial Accounting Standard No. 48 ("FAS No. 48"), "Revenue Recognition When Right of Return Exists." During the first quarter of 2003, we concluded that we had sufficient shipment and return experience to allow for the recognition of revenue on shipments to certain distributors at the time of shipment, along with a reserve for estimated returns. Accordingly, during the first quarter of 2003, we recognized an additional $950,000 in product sales revenue that would have been deferred prior to this change in estimate. The impact on gross margins from this additional revenue was approximately $450,000 during 2003.

Product revenue at Mushkin for 2003 was $11.4 million, a decrease of $4.9 million, or 30%, as compared to 2002. Decreases in Mushkin product revenue is the result of focusing on lower volume, higher margin sales opportunities to improve its overall financial performance, reducing revenue but improving net income. Additionally, during the first quarter of 2003, Mushkin recognized $311,000 of revenue related to a change in the estimated amount of distributor product returns as discussed above. The impact on gross margin from this additional revenue was approximately $40,000 in 2003.

License and development fees for 2003 were $0.5 million, as compared to $6.8 million for 2002. The decline of $6.3 million resulted from recognizing the remaining revenue related to our Texas Instruments FRAM license and development agreement during 2002.

We recognized royalty revenue of $0.5 million in 2003. In 2002, $0.4 million of royalty revenue was recognized. This royalty income was primarily attributable to FRAM licensing agreements with existing licensees.

Customer-sponsored research and development revenue during 2003 is primarily attributable to our FRAM technology development program with Texas Instruments. We recognized customer-sponsored research and development revenue of $1.2 million and $0.6 million 2003 and 2002, respectively. The amount of customer sponsored research and development revenue recognized during a given quarter is dependent on the specific programs we are working on, the development stage of each program, the costs incurred during the quarter and the amount of work remaining to complete the program.

Gross Margin as a percentage of product revenue during 2003 were 41% and 30% in 2002. Gross margin associated with our FRAM products increased from 43% in 2002, to 52% in 2003. FRAM gross margin improved as we improved manufacturing yields, shipped a more economical version of the product used in the ENEL metering program and realized cost reductions at our subcontract manufacturers. Gross margin as a percentage of product revenue at our Mushkin subsidiary increased to 17% in 2003, as compared to 12% in 2002. Mushkin margin improvements are primarily the result of improved average selling prices for Mushkin's products.

Research and Development expenses for 2003 ($6.4 million) essentially stayed flat with 2002 (a decrease of $0.3 million). This was due to reduced spending to bring our spending in line with our revenue during such period.

Sales, General and Administrative expenses for 2003 of $10.3 million increased $0.2 million from $10.1 million in 2002. Again, these were somewhat flat due to a focus on reduced spending to bring our spending in line with our revenue.

Impairment of Goodwill, as previously discussed, from a mid-year review of goodwill associated with our Mushkin subsidiary resulted in a charge of $3.8 million for impairment of goodwill in 2003.

Related party interest expense increased $0.2 million to $0.5 million for 2003, as compared to $0.3 million in 2002, primarily due to increases in interest expense related to the convertible debenture issued to Infineon in March 2002.

Other interest expense increased $0.3 million to $0.9 million for 2003, from $0.6 million primarily due to interest expense related to convertible debentures issued to Halifax Fund, L.P. (Halifax) and Bramwell Capital Corporation (Bramwell) in April 2002 and minimum interest charges related to our credit facility with Wells Fargo Business Credit, Inc. (Wells Fargo).

Loss from the discontinued operation increased to $5.3 million in 2003 compared to $3.5 million in 2002. This increase was primarily due to a $1.7 million impairment charge related to intangible assets that occurred in 2003.

## LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased by $1.6 million in 2004 to $6.4 million. Cash flow provided by operations decreased by $3.9 million to $3.1 million as compared to 2003, when we generated $7.0 from operations. Cash generated by operating income, after non-cash charges, which is net income adjusted by deprecation and amortization, the loss from discontinued operation, loss on abandonment of patents, provisions for inventory write-offs, and impairment charges, was $6.2 million, compared to $2.0 million in 2003. The adjustments in 2003 included $3.8 million of impairment charges. and a $5.3 million loss from discontinued operation. During 2004, we had no impairment charges and $0.3 million in losses from the discontinued operation.

Additionally, working capital requirements increased $8.1 million as compared to 2003 primarily due to an increase of $4.2 million in accounts receivable and $3.6 million in inventories. These increases were the result of increases in our 2004 sales compared to 2003. During 2003, we collected delinquent payments totaling $2.4 million from a subcontract manufacturer on the ENEL program.

Accounts payable and accrued liabilities increased on a year-over-year basis from $5.0 million at the end of 2003 to $6.7 million at the end of 2004. This increase is primarily attributable to increased purchases related to the increased sales in 2004 compared to 2003 as well as amounts accrued during 2004 relating to incentive compensation programs.

Deferred revenue decreased $1.1 million from $7.4 million at the end of 2003 to $6.3 million at the end of 2004. This decrease is primarily related to earning previously deferred revenue related to a FRAM technology license. This deferred revenue is being amortized into revenue over the 7-year remaining life of such technology license.

Cash used in investing activities was $4.1 million in 2003, compared to $0.4 million provided by investing activities in 2004. This change is primarily related to the discontinued operations which used $2.5 million in 2003. During 2004, $0.9 million was generated from the discontinued operation, which included the impact of selling the remaining patents in 2004 for $1.5 million.

In 2004, the change in net cash used in financing activities was an increase of $0.6 million. This is primarily due to increased principal payments on our promissory notes of $0.9 million in 2004 offset by increased cash received for the exercise of stock options of $0.3 million.

We have $4.5 million of convertible debentures that mature in March of 2007. We have several alternatives to fund this obligation, including the refinancing of these debentures. It is possible that the stock price will reach a price that will result in the conversion of these debentures to common stock or we may undertake a private placement or public offering to raise funds sufficient to retire these obligations.

We have entered into a credit and security agreement with Wells Fargo Business Credit, Inc. to provide a secured $3 million revolving line of credit. The credit facility currently provides for interest at a floating rate equal to the prime lending rate plus 1.75% per annum, minimum interest charges of $120,000 per year and a term of three years ending on March 31, 2006. Security for the credit facility includes our non-European accounts receivable and inventories. The inclusion of any foreign receivable in the borrowing base requires foreign "receivables insurance." The current cost to us is approximately $50,000 per year. We may use the credit facility for working capital requirements. Borrowing limits are subject to available collateral balances. At December 31, 2004, the amount available under the revolving line of credit was $3.0 million.

There were no borrowings on this facility at December 31, 2004. In the first half of 2004, we borrowed and repaid $750,000 on this agreement. We are exploring other credit arrangements that may provide a higher line of credit, or reduced costs for the availability of the credit facility.

On April 6, 2004, we entered into an agreement to settle our long standing patent interference proceeding with National Semiconductor Corporation, see Note 14 of the Notes of Consolidated Financial Statements. As a result of the settlement, beginning April 2004 we are required to pay National $250,000 annually through 2013.

In the future, the primary source of operating cash flows is expected to product sales from our FRAM and DRAM product lines.

We had $6.4 million in cash and cash equivalents at December 31, 2004. We believe we have sufficient resources to fund our operations through at least 2005. If this is not sufficient to meet our cash requirements, we may use the credit facility mentioned above or any other credit facility we may obtain. In view of our expected future working capital requirements in connection with the design, manufacturing and sale of our FRAM products, and our projected expenditures, we may be required to seek additional equity or debt financing. There is no assurance, however, that we will be able to obtain such financing on terms acceptable to us, or at all. Any issuance of common or preferred stock to obtain additional funding would result in dilution of existing stockholders' interests in us. The inability to obtain additional financing when needed would have a material adverse effect on our business, financial condition and operating results and could adversely affect our ability to continue our business operations.

## CONTRACTUAL COMMITMENTS

For more information on our contractual obligations on operating leases and contractual commitments, see Notes 5 and 6 of the Notes to Consolidated Financial Statements. At December 31, 2004, our commitments under these obligations were as follows:

| (in thousands) | 2005 | 2006 | 2007 | 2008 | 2009 | After 2009 | Total |
|---|---|---|---|---|---|---|---|
| Long-term debt[1] | $ 597 | $ 507 | $4,842 | $ 250 | $ 250 | $1,000 | $ 7,446 |
| Operating leases | 345 | 193 | 52 | 56 | -- | -- | 646 |
| Purchase obligations[2] | 4,112 | -- | -- | -- | -- | -- | 4,112 |
| Total | $5,054 | $ 700 | $4,894 | $ 306 | $ 250 | $1,000 | $12,204 |

(1) Includes required principal and interest payments for outstanding debentures held by Infineon, Halifax and Bramwell, the National Settlement and minimum interest charges related to our revolving line of credit with Wells Fargo.

(2) Our purchase obligations are amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability and are the result of purchase orders placed but not yet fulfilled by Fujitsu, our semiconductor wafer supplier.

## LEGAL MATTERS

On April 6, 2004, the Company and National Semiconductor Corporation (National) entered into an agreement to settle our long standing patent interference dispute, which began in 1991 as a patent interference proceeding that was declared in the United States Patent and Trademark Office (the Patent Office) in regard to one of our issued United States patents. The patent involved covers a basic ferroelectric memory cell design invention that we believe is of fundamental importance to our FRAM business in the United States.

Under the terms of the settlement agreement we have abandoned four of the five claims in our existing patent, two of National's patent applications relating to the interference claims have been assigned to us and two others were retained by National. National and Ramtron have agreed to cross license any and all future patents that may be issued from the four applications at no additional cost to either company. As consideration for the assigned patent applications and cross license provisions of the agreement, we will pay National $2.5 million in equal annual installments of $250,000 through 2013. We have not recorded an impairment of the existing patents held for the technology in dispute since we believe, as a consequence of the assignments and cross-license arrangements discussed previously, we are in a position now, insofar as our ability to use the technology in dispute is concerned, that is at least as favorable as our position prior to this resolution. In addition, we believe the amounts capitalized related to these patents and licenses will be recovered through future cash proceeds.

The fifth remaining count of interference has been sent to a Special Master for a final ruling. We believe our business would not be materially affected by an adverse judgment by the Special Master on the remaining count of interference. The disposition of this matter, expected in 2005, is not expected to have a material adverse effect on our business, financial condition or results of operations.

We are party to legal proceedings arising in the ordinary course of our business. Although the outcomes of any such legal actions cannot be predicted, our management believes that there is no pending legal proceeding against or involving us for which the outcome is likely to have a material adverse effect upon our financial position or results of operations.

## NEW ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." This Standard addresses the accounting for transactions in which a company receives employee services in exchange for (a) our equity instruments or (b) liabilities that are based on the fair value of our equity instruments or that may be settled by the issuance of such equity instruments. This Standard also eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be accounted for using a fair-value-based method. The Standard is effective for periods beginning after June 15, 2005. We are currently assessing our valuation options allowed in this Standard. Even though we have not quantified the dollar amount of this new accounting standard at this time, the result will have a negative impact on our earnings starting with the accounting period beginning July 1, 2005.

## FORWARD-LOOKING STATEMENTS

The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," and "Financial Statements and Supplementary Data" included in the Annual Report. This Annual Report and certain information incorporated herein by reference contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this Annual Report include, without limitation:

- The statements under the heading "Overview of Business Segments" concerning our belief that we will continue to supply approximately 3.3 to 4 million units into the ENEL metering program through 2005, which statements are subject to various risks and uncertainties, including, without limitation, the failure of our expectations regarding the volume and timing of future orders related to the ENEL metering program and our ability to timely and profitably fulfill such orders;

- The statements under the heading "FRAM Segment Products" concerning our beliefs and expectations that (1) certain products we intend to introduce in the future will contain mixed-signal functions combined with non-volatile memory and that these functions can be improved by integration with our FRAM technology; (2) our foundry partners will increase their fabrication capacity; (3) our ability to develop new products which are suitable to the available fabrication processes of our foundry partners; (4) the potential migration of existing products to Fujitsu's 0.35 micron process; (5) our belief that an application and market focus is key to expanding our served opportunity and developing more integrated and competitive products, which statements are subject to various risks and uncertainties, including, but not limited to, the inaccuracy of our assessment of the value of integrating mixed signal functions with FRAM memories and such products ability to increase our served opportunity, the time and complexities involved in developing new products with mixed-signal functionality, or migrating our legacy products to newer manufacturing processes, and the ability of our foundry partners to sufficiently increase fabrication capacity;

- The statements under the heading "FRAM Segment Customers and Sales" and "DRAM Segment Customers and Sales" concerning (1) our ability to expand our product portfolio through the introduction of new serial, parallel and mixed-signal integrated FRAM products; (2) the reduction of FRAM product man-

Financials

ufacturing costs; (3) increasing manufacturing capacity with strategic partners; (4) our belief that Europe, Asia and Japan are early adopters of new technologies; (5) our expected use of existing sales channels for future sales and distribution of our products, which statements are subject to various risks and uncertainties, including, but not limited to, our failure to introduce new serial, parallel and mixed-signal FRAM products and/or reduce product manufacturing costs, the failure of our strategic partners to sufficiently and timely increase manufacturing capacity to meet our production requirements, inaccuracies of our assessment of new technology adoption patterns in Europe, Japan and Asia, and our ability to use our existing channels for product sales and distribution;

- The statement under the heading "FRAM Segment Backlog" and "DRAM Segment Backlog" concerning our ability to accurately assess whether backlog as of any particular date is a reliable indicator of future sales, which statement is subject to various risks and uncertainties, including, but not limited to, periodic downturns in the semiconductor industry and the economy in general, our ability to timely manufacture our products, the ability of our customers to accurately project their requirements for our products and our ability to accurately assess competitive factors, including pricing pressures on existing products;

- The statements under the heading "FRAM Segment Manufacturing" and "DRAM Segment Manufacturing" concerning our belief that (1) the raw materials and packaging required for the manufacture of our products at our foundry partners are readily available from multiple sources; and (2) our limited volume of production will lower the priority we receive from our subcontract manufacturers as compared to other customers of such subcontract manufacturers, which statements are subject to various risks and uncertainties, including, without limitation, the possible occurrence of a disruption or termination of raw material suppliers, the termination of any of our subcontract manufacturing partners and our inability to establish relationships with alternative subcontract manufacturers;

- The statement under the heading "FRAM Segment Research and Development" concerning our intention to use our technological and engineering expertise to develop new proprietary technologies to further expand our FRAM product offerings in our target markets, which statement is subject to various risks and uncertainties, including, but not limited to, our ability to fund the investment required to develop proprietary technologies and overcome the technological challenges inherent in the development of any new product or technology;

- The statement under the heading "FRAM Segment Environmental Compliance" and "DRAM Segment Environmental Compliance" concerning our belief that we have taken all necessary steps to ensure our activities are in compliance with all applicable environmental rules and regulations, which statement is subject to various risks and uncertainties, including, but not limited to, our ability to accurately assess the compliance requirements of environmental provisions;

- The statement under the heading "FRAM Segment Patents and Proprietary Rights" concerning our beliefs and intentions (1) to pursue the legal protection of our technology primarily through patent and trade secret protection; (2) to vigorously protect our intellectual property rights; (3) that our technology does not infringe on any known patents; and(4) that current and pending patent applications will provide protection against unauthorized use of our inventions, which statements are subject to various risks and uncertainties, including, but not limited to, the absence of assurance that patents will be issued from any of our pending applications or that any claims allowed from existing or pending patents will be sufficient to protect our technology, the fact that litigation could result in substantial cost and adverse determinations that could result in a loss of our proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products;

- The statement under the heading "Properties" concerning our belief that our current properties will be sufficient to meet our requirements for the foreseeable future is subject to various risks and uncertainties, including, without limitation, growth in net sales placing unexpected strains on our resources and properties;

- The statement under the heading "Legal Proceedings" and "Note 14 - Contingencies" of the Consolidated Financial Statements regarding the outcome of, and the impact on our business, financial condition, or results of operations of the National Semiconductor Corporation patent interference litigation, which statement is subject to various uncertainties, including without limitation, our inability to accurately predict the determination of complex issues of fact and law;

- The statements under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operation - Critical Accounting Policies" regarding the calculation of allowances, reserves, and other estimates that are based on historical experience, the judgment of management, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources, our beliefs about critical accounting policies, and the significant judgments and estimates used in the preparation of our consolidated financial statements, which statements are subject to risks, including, among others, the inaccuracy of our beliefs regarding actual product failure rates, inventory usage, actual default rates of our customers or other estimates, requiring revisions to our estimated accounts receivable allowances, additional inventory write-downs, warranty and other reserves; and

- The statements under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operation - Results of Operations" regarding our expected (1) revenue including any from the ENEL metering program and the significance of such revenue to our overall financial performance, revenue and gross margin levels; (2) growth of core FRAM revenue and anticipated changes in our FRAM revenue mix; (3) introductions of new products; (3) establishing new foundry partners, if possible; and (4) sufficiency of resources to fund our operations through at least 2005, which statements are subject to various risks and uncertainties, including, but not limited to, general economic conditions and conditions specific to the semiconductor industry, the demand for our products and the products of our principal FRAM customer, order cancellations or reduced bookings, product mix, competitive factors such as pricing pressures on existing products and the timing and market acceptance of new product introductions, our ability to secure and maintain an appropriate amount of low-cost foundry production capacity from our sole foundry source in a timely manner, our foundry partner's timely ability to successfully manufacture products for us, our foundry partner's ability to supply increased orders for FRAM products in a timely manner using our proprietary technology, any disruptions of our foundry or test and assembly contractor relationships, the ability to continue effective cost reductions, unexpected design and manufacturing difficulties, and the timely development and introduction of new products and processes.

- The statements under the heading "Quantitative and Qualitative Disclosures About Market Risk" regarding the Company's belief that near-term changes in interest rates, currency exchange rate fluctuations, inflation and other price pressures will not have a material effect on future earnings, fair values or cash flows of the Company, are subject to the risk, among other risks, that we have inaccurately assessed the degree of expected change in interest rates, currency exchange rates, inflation and price pressures;

Financials

## FACTORS THAT MAY AFFECT FUTURE RESULTS

**Until the 2004, we have not been profitable; we have historically incurred losses from operations since our inception and our continued profitability is uncertain.**

Our ability to maintain our profitable operations is subject to significant risks and uncertainties, including, but not limited to, our ability to successfully sell our products at prices that are sufficient to cover our operating costs, entering into additional license and research and development arrangements and success in raising additional financing to fund operations as necessary. There is no guarantee that we will be successful in addressing such risks.

We recognized net income of $3.6 million in 2004. We incurred net losses during 2003 of $9.5 million and $1.9 million in 2002. As of December 31, 2004, we had an accumulated deficit of $220.5 million. We have spent substantial amounts of money in developing our FRAM and DRAM products and in our efforts to develop commercial manufacturing capabilities for those products. Our ability to increase revenue or achieve profitability in the future will depend substantially on our ability to increase sales of our products by gaining new customers and increasing our penetration of existing customers, reduce manufacturing costs, significantly increase sales of existing products and successfully introduce and sell new products.

Fluctuations in our historical operating results, in part, have been due to unpredictable product order flows, a limited customer base, manufacturing and other fixed costs. These issues may impact us in the future. Factors affecting the demand for our products include, the time required for incorporating our products into customers' product designs, and the ability of our customers' products to gain substantial market acceptance. These factors also make it difficult for us to predict our future revenue. Because we base our operating expenses on anticipated revenue trends, which results in a substantial percentage of our expenses being fixed in the short term, our difficulty in predicting future revenue could affect our ability to achieve future profitability and result in fluctuations in operating results.

Factors that may cause our operating results to vary significantly in the future include:

- our ability to timely develop and qualify for manufacturing new FRAM products;

- customer acceptance of our products;

- the timing and volume of customer orders;

- our ability to manufacture our products on a cost-effective and timely basis through alliance foundry operations and contract manufacturers and the sensitivity of our production costs to the manufacturing yields achieved by our strategic licensees and contract manufacturers; and

- factors not directly related to us, such as market conditions, competition, pricing pressures, technological developments, product obsolescence, the availability of supplies and raw materials, and changing needs of potential customers in the semiconductor industry in general.

**Our products have achieved some market acceptance, and if our products do not achieve continued growth in market acceptance, we may be unable to increase our revenue.**

Our success depends on the market acceptance of our FRAM and DRAM module products and the time required to achieve market acceptance. If one or more of our products fails to achieve market acceptance or if market acceptance is delayed, our revenue may not increase and our cash flows and financial condition could be harmed. We must design products that successfully address customer requirements if our products are to be widely accepted by the market. Potential customers will be reluctant to integrate our products into their systems unless our products are reliable, available at competitive prices, and address our customers' current systems requirements. Additionally, potential customers need assurances that their demand for our new products can be met in a timely manner.

**We may not be able to replace our expected reduced revenue from ENEL in a timely manner, if at all, which could significantly reduce our revenue; our anticipated ENEL revenue may not be achieved.**

In 2004, 2003, and 2002, approximately 46%, 60%, and 74%, respectively, of our FRAM product sales were generated from one customer, ENEL. Because our FRAM customer base is concentrated, and because FRAM product sales represented more than 67% of our total product sales in 2004, the anticipated reduced business from this customer without a corresponding increase in revenue from core FRAM customers, may result in significant decreases in our revenue, which would also harm our cash flows, operating results and financial condition. In addition, there is no assurance that our anticipated revenue from ENEL will be achieved.

**If we do not continually develop new generations of FRAM and DRAM module products that achieve broad market acceptance, we will be unable to compete effectively.**

Among other factors, our future success is dependent on our ability to develop, manufacture and market FRAM and DRAM module products that address customer requirements and compete effectively in the market with respect to price, performance and reliability. If we do not compete effectively, we could suffer price reductions, reduced revenue, reduced gross margin and reduced market share. New product development, which includes both our development of new products and the need to "design-in" such new products to customers' systems, is time-consuming and costly. This new product development requires a long-term forecast of market trends and customer needs, and often a substantial commitment of capital resources, with no assurance that products will be commercially viable.

In particular, we need to develop new product designs, new process technology and continue ferroelectric materials development. Our current FRAM products are designed at our Colorado Springs facility and manufactured at our partner's manufacturing facilities using 0.5 and 0.35 micron manufacturing processes. We believe that our ability to compete in the markets in which we expect to sell our FRAM products will depend, in part, on our ability to produce FRAM products in smaller feature sizes and also our ability to effectively incorporate mixed-signal functions with our memory products. Our inability to successfully produce FRAM products with analog and mixed-signal functions would harm our ability to compete and our operating results.

Although we have recently developed mixed-signal products incorporating our FRAM memory solutions to supplement our traditional memory product offerings, we have a limited operating history in these markets and has had limited success. If we fail to introduce new products in a timely manner or are unable to successfully manufacture such products, or if our customers do not successfully introduce new systems or products incorporating our products, or market demand for our new products does not develop as anticipated, our business, financial condition and results of operations could be seriously harmed.

Our continued ability to generate revenue from the sale of DRAM products will depend on our successful development, manufacture and marketing of new DRAM module products with improved price-performance characteristics, and we cannot provide any assurance that we will be successful in accomplishing the foregoing.

**If we do not keep pace with rapid technological changes and frequent new product introductions, our products may become obsolete, and we may not be competitive.**

The semiconductor memory industry is characterized by rapid technological changes and product obsolescence, price erosion and variations in manufacturing yields and efficiencies. To be competitive we need to continually improve our products and keep abreast of new technology. Other companies, many of which have greater financial, technological and research and development resources than we do, are researching and developing semiconductor memory technologies and product configurations that could reduce or eliminate any future competitive advantages our products may currently have. We cannot provide any assurance that our ferroelectric technology will not be supplanted in the future by competing technology or that we will have the technical capability and financial resources to be competitive in the semiconductor industry with respect to the continued design, development and manufacture of either FRAM or DRAM module products.

**If we fail to protect our intellectual property, or if others use our proprietary technology without authorization, our competitive position may suffer.**

Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology used in our products. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and employee and third-party nondisclosure and assignment agreements. We cannot be assured that any of our patent applications will be approved or that any of the patents that we own will not be challenged, invalidated or circumvented by others or be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage.

Policing the unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. In addition, we cannot be certain that we will be able to prevent other parties from designing and marketing FRAM-based products or that others will not independently develop or otherwise acquire the same or substantially equivalent technologies as ours.

**We may be subject to intellectual property infringement claims that result in costly litigation and could harm our business and ability to compete.**

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. In particular, many leading semiconductor memory companies have extensive patent portfolios with respect to semiconductor memory technology, manufacturing processes and product designs. We may be involved in litigation to enforce our patents or other intellectual property rights, to protect our trade secrets and know-how, to determine the validity of property rights of others, or to defend against claims of invalidity. This type of litigation can be expensive, regardless of whether we win or lose. Also, we cannot be certain that third parties will not make a claim of infringement against us or against our semiconductor company licensees or OEMs in connection with their use of our technology. Any claims, even those without merit, could be time consuming to defend, result in costly litigation and diversion of technical and management personnel, or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us or one of our semiconductor manufacturing licensees in connection with our use of our technology could harm our business.

**We depend on a small number of suppliers for the supply of our products. Problems in their performance can seriously harm our financial results.**

We currently rely on a single unaffiliated foundry at Fujitsu to manufacture all of our products. Reliance on this foundry involves several risks, including capacity constraints or delays in the timely delivery of our products, reduced control over delivery schedules and the cost of our products, manufacturing yields, quality assurance and the loss of production due to seismic activity, weather conditions and other factors. Although we continuously evaluate sources of supply and may seek to add additional foundry capacity, there can be no assurance that such additional capacity can be obtained at acceptable prices, if at all. The occurrence of any supply or other problem resulting from these risks could have a material adverse effect on our results of operations. We also rely on domestic and foreign subcontractors for die assembly and testing of products, and is subject to risks of disruption in adequate supply of such services and quality problems with such services.

To address our wafer supply concerns, we plan to continue working on expanding our primary foundry capability at Fujitsu and to acquire secondary foundry capability. Even if we enter into a secondary foundry relationship such manufacturing capacity is not likely to be available for at least 12 to 24 months after reaching an agreement due to significant effort required to develop and qualify for manufacturing a FRAM technology process. Our financial condition and results of operations could be materially adversely affected by the loss of Fujitsu as a supplier or our inability to obtain additional foundry capacity.

**International sales comprise a significant portion of our product sales, which exposes us to foreign political and economic risks.**

For fiscal 2004, 2003, and 2002, international sales comprised approximately 62%, 69% and 48%, respectively, of our net revenue. The increase in export sales as a percentage of total sales is primarily the result of increasing FRAM product sales primarily to Europe, Asia and Japan, in part, because of increased offshore manufacturing activity by U.S.-based companies. We also believe Europe, Asia and Japan are early adopters of new technologies. We expect that international sales will continue to represent a significant portion of our product sales in the future. As a result of the large foreign component of our revenue, we are subject to a number of risks resulting from such operations. Such risks include political and economic instability and changes in diplomatic and trade relationships, foreign currency fluctuations, unexpected changes in regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, and the burdens of complying with a variety of foreign laws. There can be no assurance that such factors will not adversely impact our results of operations in the future or require us to modify our current business practices.

Our business is subject to other risks generally associated with doing business with foreign subcontractors including, but not limited to foreign government regulations and political and financial unrest which may cause disruptions or delays in shipments to our customers or access to our inventories. Our business, financial condition and results of operations may be materially adversely affected by these or other factors related to our international operations.

**We have been unable to fulfill all our FRAM customers' orders according to the schedules originally requested due to constraints in our wafer supply.**

Due to the lead time constraints in our wafer supply, from time to time we have been unable to fulfill all our customers' orders according to the schedules originally requested. Although we attempt to maintain an adequate supply of wafers and communicate to our customers delivery dates that we believe that we can reasonably expect to meet, our customers may not accept the alternative delivery date or may cancel their outstanding orders.

Reductions in orders received or cancellation of outstanding orders results in lower revenue and net income, and potentially excess inventories and increased inventory reserves.

**We must build products based on demand forecasts; if such forecasts are inaccurate, we may incur significant losses.**

We must order products and build inventory substantially in advance of product shipments, and there is a risk that because demand for our products is volatile and subject to fluctuation, we will forecast incorrectly and produce excess or insufficient inventories of particular products. Our customers' ability to reschedule or cancel orders without significant penalty could adversely affect our liquidity, as we may be unable to adjust our purchases from independent foundries to match such customer changes and cancellations. We have in the past produced excess quantities of certain products, which has had a material adverse effect on our results of operations for such period. There can be no assurance that in the future we will not produce excess quantities of any of our products. To the extent we produce excess or insufficient inventories of particular products, our results of operations could be adversely affected.

**The markets in which we participate are intensely competitive, and if we do not compete successfully, our revenue and ability to maintain profitability would suffer.**

The semiconductor industry is intensely competitive and our FRAM and DRAM module products face intense competition from numerous domestic and foreign companies. We may be at a disadvantage in competing with many of our competitors that have significantly greater financial, technical, manufacturing and marketing resources, as well as more diverse product lines that can provide cash flows counter-cyclical to fluctuations in semiconductor memory operations.

Our ability to compete also depends on factors beyond our control, including the rate at which customers incorporate our products into their own products, our customers' success in selling their products, the successful protection of our intellectual property, the success of competitors' products and general market and economic conditions. Our competitors or customers may offer new products based on new technologies, industry standards or end-user or customer requirements, including products that have the potential to replace or provide lower-cost or higher-performance alternatives to our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable.

**We compete in various markets with our FRAM strategic licensees and contract manufacturers, which may reduce our product sales.**

Our strategic licensees may market products which compete with our FRAM products. Most of our strategic partners have the right to manufacture and sell FRAM products for their own account with or without the payment of royalties, depending upon the terms of their agreements with us. Because our strategic licensees may manufacture and market FRAM products themselves, they may give the development and manufacture of their own FRAM products a higher priority than the development and manufacture of our products. Any delay in market penetration by our products, or any competition in the marketplace from FRAM products manufactured and marketed by our strategic licensees, could reduce our product sales and harm our operating results.

**We depend on a relatively small number of key personnel, and if we are unable to attract additional personnel or retain our key personnel, our business will suffer.**

Our future success depends, among other factors, on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees. We are particularly dependent on the highly skilled design, process, materials and test engineers involved in the development and manufacture of our FRAM products and processes. The competition for these personnel is intense, and the loss of key employees, including executive officers, or our inability to attract additional qualified personnel in the future, could have both an immediate and a long-term adverse effect on us. There can be no assurance that we can retain them in the future. In addition, none of our employees have entered into post-employment non-competition agreements with us and, therefore, our employees are not contractually restricted from providing services to our competitors.

**Our business is subject to strict environmental regulations and legal uncertainties, which could impose unanticipated requirements on our business in the future and subject us to liabilities.**

Federal, state and local regulations impose various environmental controls on the discharge of chemicals and gases used in our strategic licensees' and contract manufacturer manufacturing processes. Compliance with these regulations can be costly. Increasing public attention has been focused on the environmental impact of semiconductor operations. Any changes in environmental rules and regulations may impose the need for additional investments in capital equipment and the implementation of compliance programs in the future. Any failure by us or our strategic licensees or contract manufacturers to comply with present or future environmental rules and regulations regarding the discharge of hazardous substances could subject us to serious liabilities or cause us to suspend manufacturing operations, which could seriously harm our business, financial condition and results of operations.

**Earthquakes, other natural disasters and power shortages or interruptions may damage our business.**

Some of our major contract manufacturers' facilities are located near major earthquake faults. If a major earthquake or other natural disaster occurs which damages those facilities or restricts their operations, our business, financial condition and results of operations would be materially adversely affected. Similarly, a major earthquake or other natural disaster near one or more of our major suppliers, like the one that occurred near Fujitsu's manufacturing facility in Iwate, Japan in May 2003, could disrupt the operations of those suppliers, which could limit the supply of our products and harm our business.

**We have limited cash flows, and we may have limited ability to raise additional funds to finance our operations and to meet required principal payments to our lenders.**

In view of our expected future working capital requirements in connection with the manufacture and sale of our FRAM and DRAM module products, our projected research and development and other operating expenditures, we may be required to seek additional equity or debt financing. We cannot be sure that any additional financing or other sources of capital will be available to us on acceptable terms, or at all. The inability to obtain additional financing when needed would have a material adverse effect on our business, financial condition and operating results and could adversely affect our ability to continue our business operations. If additional financing is obtained, any issuance of common or preferred stock to obtain funding would result in further dilution of our existing stockholders' interests.

The majority of our revenue, expense and capital purchasing activities is transacted in U.S. dollars. However, because a portion of our operations consists of activities outside of the United States, we are considering commencing certain transactions in other currencies, primarily the Japanese yen. As part of our risk management strategy, we frequently evaluate our foreign currency exchange risk by monitoring market data and external factors that may influence exchange rate fluctuations. As a result, we may in the future engage in transactions involving the short-term hedging of foreign currencies, with maturities generally not exceeding two years to hedge assets, liabilities, revenue and purchases dominated in foreign currencies.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact the financial position, results of operations or cash flows of the Company due to adverse changes in financial and commodity market prices and rates. The Company is exposed to market risk in the areas of changes in United States interest rates and changes in foreign currency exchange rates as measured against the United States dollar. These exposures are directly related to its normal operating activities. All of the Company's sales are denominated in U.S. dollars and the Company currently has no derivative financial instruments.

Interest payable on the Company's convertible debentures is fixed at 5% over the term of the debentures. As such, changes in interest rates will not affect future earnings or cash flows.

The Company manages interest rate risk by investing its excess cash in cash equivalents bearing variable interest rates, which are tied to various market indices. The Company does not believe that near-term changes in interest rates will result in a material effect on future earnings, fair values or cash flows of the Company. The net effect of a 10% change in interest rates on outstanding cash and cash equivalents at December 31, 2004 would have less than an $100,000 effect on earnings or cash flows.

**RAMTRON INTERNATIONAL CORPORATION**
**CONSOLIDATED BALANCE SHEETS**
December 31, 2004 and 2003

| (in thousands, except share data) | 2004 | 2003 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ 6,384 | $ 4,798 |
| Restricted cash | 219 | 505 |
| Accounts receivable, less allowances of $181 and $210, respectively | 8,606 | 5,981 |
| Inventories | 5,769 | 4,650 |
| Other current assets | 441 | 291 |
| Assets of discontinued operation | -- | 2,416 |
| Total current assets | 21,419 | 18,641 |
| Property, plant and equipment, net | 3,991 | 4,195 |
| Goodwill, net | 4,020 | 4,020 |
| Intangible assets, net | 3,797 | 2,173 |
| Other assets | 426 | 616 |
| Total assets | $ 33,653 | $ 29,645 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Accounts payable | $ 3,765 | $ 3,913 |
| Accrued liabilities | 2,957 | 1,041 |
| Deferred revenue | 1,350 | 1,395 |
| Current portion of long-term promissory notes, net of unamortized discount of $0 and $293, respectively | 250 | 2,147 |
| Liabilities of discontinued operation | 239 | 1,418 |
| Total current liabilities | 8,561 | 9,914 |
| Deferred revenue | 4,986 | 6,020 |
| Long-term promissory notes net of unamortized discount of $1,151 and $1,491, respectively | 4,914 | 2,669 |
| Total liabilities | 18,461 | 18,603 |
| Stockholders' equity: | | |
| Common stock, $.01 par value, 50,000,000 authorized; 22,380,126 and 22,191,225 shares issued and outstanding, respectively | 224 | 222 |
| Additional paid-in capital | 235,455 | 234,909 |
| Accumulated deficit | (220,487) | (224,089) |
| Total stockholders' equity | 15,192 | 11,042 |
| Total liabilities and stockholders' equity | $ 33,653 | $ 29,645 |

See accompanying notes to consolidated financial statements.

**RAMTRON INTERNATIONAL CORPORATION**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
For the years ended December 31, 2004, 2003 and 2002

| *(in thousands, except per share amounts)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Revenue: | | | |
| Product sales | $ 55,565 | $ 38,039 | $ 38,537 |
| License and development fees | 717 | 498 | 6,829 |
| Royalties | 765 | 480 | 398 |
| Customer-sponsored research and development | 781 | 1,162 | 579 |
| | 57,828 | 40,179 | 46,343 |
| Costs and expenses: | | | |
| Cost of product sales | 33,101 | 22,558 | 27,158 |
| Research and development | 5,639 | 5,378 | .6,205 |
| Customer-sponsored research and development | 797 | 994 | 444 |
| Sales, general and administrative | 13,019 | 10,301 | 10,100 |
| Impairment of goodwill | -- | 3,843 | -- |
| | 52,556 | 43,074 | 43,907 |
| Operating income (loss) | 5,272 | (2,895) | 2,436 |
| Interest expense, related party | (410) | (486) | (308) |
| Interest expense, other | (899) | (879) | (560) |
| Other income, net | 45 | 26 | 75 |
| Income (loss) from continuing operations before income tax provision | 4,008 | (4,234) | 1,643 |
| Income tax provision | (74) | -- | -- |
| Income (loss) from continuing operations | 3,934 | (4,234) | 1,643 |
| Loss from discontinued operation | (332) | (5,271) | (3,470) |
| Net income (loss) | $ 3,602 | $ (9,505) | $ (1,827) |
| Net income (loss) per common share: | | | |
| Net income (loss) | $ 3,602 | $ (9,505) | $ (1,827) |
| Dividends on redeemable preferred stock | -- | -- | (82) |
| Accretion of redeemable preferred stock | -- | -- | (14) |
| Net income (loss) applicable to common shares | $ 3,602 | $ (9,505) | $ (1,923) |
| Net income (loss) per share: | | | |
| Basic: | | | |
| Income (loss) from continuing operations | $ 0.18 | $ (0.19) | $ 0.07 |
| Loss from discontinued operation | (0.02) | (0.24) | (0.16) |
| Total | $ 0.16 | $ (0.43) | $ (0.09) |
| Diluted: | | | |
| Income (loss) from continuing operations | $ 0.17 | $ (0.19) | $ 0.07 |
| Loss from discontinued operation | (0.02) | (0.24) | (0.15) |
| Total | $ 0.15 | $ (0.43) | $ (0.08) |
| Weighted average shares outstanding: | | | |
| Basic | 22,238 | 22,149 | 22,088 |
| Diluted | 23,528 | 22,149 | 22,819 |

See accompanying notes to consolidated financial statements.

**RAMTRON INTERNATIONAL CORPORATION**
**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**
For the years ended December 31, 2004, 2003 and 2002

| | Common Stock ($.01) Par Value | | Additional | | Total |
|---|---|---|---|---|---|
| (in thousands, except share data) | Shares | Amount | Paid-in Capital | Accumulated Deficit | Stockholders' Equity |
| Balances, December 31, 2001 | 22,081 | $221 | $231,479 | $(212,661) | $19,039 |
| Redeemable preferred stock accretion | -- | -- | (14) | -- | (14) |
| Redeemable preferred stock dividend | -- | -- | -- | (82) | (82) |
| Exercise of options | 43 | -- | 93 | -- | 93 |
| Issuance of stock options for services provided | -- | -- | 78 | -- | 78 |
| Issuance of common stock warrants related to debentures | -- | -- | 2,673 | -- | 2,673 |
| Issuance of common stock warrants for services provided | -- | -- | 189 | -- | 189 |
| Other | -- | -- | 19 | (14) | 5 |
| Net loss | -- | -- | -- | (1,827) | (1,827) |
| Balances, December 31, 2002 | 22,124 | 221 | 234,517 | (214,584) | 20,154 |
| Exercise of options | 67 | 1 | 135 | -- | 136 |
| Issuance of stock options for services provided | -- | -- | 57 | -- | 57 |
| Modification of common stock warrants related to debentures | -- | -- | 179 | -- | 179 |
| Other | -- | -- | 21 | -- | 21 |
| Net loss | -- | -- | -- | (9,505) | (9,505) |
| Balances, December 31, 2003 | 22,191 | 222 | 234,909 | (224,089) | 11,042 |
| Exercise of options | 189 | 2 | 410 | -- | 412 |
| Issuance of stock options for services provided | -- | -- | 136 | -- | 136 |
| Net income | -- | -- | -- | 3,602 | 3,602 |
| Balances, December 31, 2004 | 22,380 | $224 | $235,455 | $(220,487) | $15,192 |

Financials

See accompanying notes to consolidated financial statements.

## RAMTRON INTERNATIONAL CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004, 2003 and 2002

| (in thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income (loss) | $ 3,602 | $(9,505) | $ (1,827) |
| Adjustments used to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Loss from discontinued operation | 332 | 5,271 | 3,470 |
| Depreciation and amortization | 1,213 | 1,262 | 1,271 |
| Amortization of debt discount | 633 | 667 | 401 |
| Imputed interest on note payable | 75 | -- | -- |
| Loss on abandonment of patents | 138 | 183 | 194 |
| Gain on disposition of equipment | (30) | (10) | -- |
| Warrants and stock options issued for services | 136 | 57 | 78 |
| Provision for inventory write-off | 121 | 278 | 176 |
| Impairment of goodwill | -- | 3,843 | -- |
| Changes in assets and liabilities: | | | |
| Accounts receivable | (2,625) | 1,621 | (2,497) |
| Inventories | (1,240) | 2,328 | (424) |
| Accounts payable and accrued liabilities | 1,768 | 740 | 1,400 |
| Deferred revenue | (1,079) | 103 | (2,667) |
| Other | 40 | 150 | 52 |
| Net cash provided by (used in) operating activities | 3,084 | 6,988 | (373) |
| Cash flows from investing activities: | | | |
| Purchase of property, plant and equipment | (822) | (685) | (525) |
| Proceeds from sale of equipment and patents | 215 | 29 | -- |
| Payments for intellectual property | (179) | (481) | (493) |
| Change in restricted cash | 286 | (505) | -- |
| Net cash provided by (used in) discontinued operation | 905 | (2,506) | (4,807) |
| Net cash provided by (used in) investing activities | 405 | (4,148) | (5,825) |
| Cash flows from financing activities: | | | |
| Proceeds from debenture issuance | -- | -- | 8,000 |
| Proceeds from line of credit | 750 | -- | -- |
| Payments on line of credit | (750) | -- | -- |
| Debenture issue costs | -- | -- | (758) |
| Principal payments on promissory notes | (2,315) | (1,400) | -- |
| Redemption of convertible preferred stock | -- | -- | (1,174) |
| Issuance of common stock, net of expenses | 412 | 136 | 93 |
| Net cash provided by (used in) financing activities | (1,903) | (1,264) | 6,161 |
| Net increase (decrease) in cash and cash equivalents | 1,586 | 1,576 | (37) |
| Cash and cash equivalents, beginning of year | 4,798 | 3,222 | 3,259 |
| Cash and cash equivalents, end of year | $ 6,384 | $ 4,798 | $ 3,222 |

See accompanying notes to consolidated financial statements.

## RAMTRON INTERNATIONAL CORPORATION
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
## December 31, 2004, 2003 and 2002

### NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

**Description of Business.** Ramtron International Corporation (the Company) designs, develops, manufactures and markets high-performance specialty semiconductor memory devices. The Company currently has two product lines, ferroelectric nonvolatile random access memory (FRAM) products sold through the Company's Ramtron business unit and high-performance dynamic random access memory (DRAM) products sold through its subsidiary, Mushkin Inc. (Mushkin) and historically through its subsidiary, Enhanced Memory Systems, Inc. (EMS). EMS was classified as a discontinued operation during the first quarter of 2004. See Note 11 of these Notes of Consolidated Financial Statements below for further discussion of EMS.

The Company's revenue is derived primarily from the sale of its FRAM and DRAM module products and from license and development arrangements entered into with a limited number of established semiconductor manufacturers and involving the development of specific applications of the Company's technologies. Other revenue is generated from products and customer-sponsored research and development revenue. Product sales have been made to various customers for use in a variety of applications including utility meters, office equipment, consumer electronics, telecommunications, accelerator boards, disk controllers, personal computers and industrial control devices.

**Use of Estimates.** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are used for items such as allowance for uncollectible accounts, inventory obsolescence reserves, impairment testing of long-lived assets and goodwill, and valuation allowances for deferred tax assets. Actual results could differ from those estimates.

**Principles of Consolidation.** The accompanying financial statements include the consolidation of accounts for the Company's 80% owned subsidiary, EMS and its wholly owned subsidiaries, Mushkin and Ramtron Kabushiki Kaisha (Ramtron K.K.). Mushkin operates the Company's DRAM businesses targeting high performance DRAM markets and retail and e-commerce market segments. The Company formed Ramtron K.K. to act in a sales and marketing role within Japan for the Company's products and to function as a liaison between the Company and its Japanese alliance partners. To date, Ramtron K.K. has had limited operations. All significant inter-company accounts and transactions have been eliminated in consolidation.

**Cash and Cash Equivalents.** The Company considers all cash and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

**Restricted Cash.** The Company's revolving line of credit with Wells Fargo Business Credit, Inc. requires cash collected from non-European customers to be held in a restricted account for two business days after receipt from the customer.

**Inventories.** Inventories are stated at the lower of cost or market value. The first-in, first-out method of costing inventories is used. The Company writes down its inventory for estimated obsolescence or lack of marketability for the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

**Property, Plan and Equipment.** Property, plant and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are expensed as incurred and improvements are capitalized.

**Goodwill.** Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. The Company applies Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) and does not amortizate goodwill. Goodwill is required to be tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. In accordance with SFAS No. 142, the Company performed its annual goodwill impairment testing as of December 31, 2004, and determined that no impairments existed at that date.

**Intangible Assets.** Intangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method. The amounts capitalized for patents include the cost of acquiring and defending the patent.

**Impairment of Long-Lived Assets.** The Company reviews the carrying values of its long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), long-lived assets must be carried at historical cost if the projected cash flows from their use will recover their carrying amounts on an undiscounted basis and without considering interest. However, if projected cash flows are less than their carrying value, the long-lived assets must be reduced to their estimated fair value. Considerable judgment is required to project such cash flows and, if required, estimate the fair value of the impaired long-lived asset.

**Accrued Liabilities.** Accrued liabilities consist of the following as of December 31:

| (in thousands) | 2004 | 2003 |
|---|---|---|
| Compensation related | $2,173 | $ 661 |
| Other | 784 | 380 |
| Total | $2,957 | $1,041 |

**Revenue Rrecognition.** Revenue from product sales to direct customers is recognized upon shipment as the Company generally does not have any post-shipment obligations or allow for any acceptance provisions and title passes at FOB shipping point. The Company defers recognition of sales to distributors when it is unable to make a reasonable estimate of product returns due to insufficient historical product return information.

The Company had historically recorded all shipments to distributors as deferred revenue until shipped to the end customer because the Company did not believe it had adequate historical data to make a reasonable estimate of the amount of future returns as required under SFAS No. 48, "Revenue Recognition When Right of Return Exists." During the first quarter of 2003, the Company concluded that it had sufficient shipment and return experience to allow for the recognition of revenue on shipments to certain distributors at the time of shipment, along with a reserve for estimated returns. Accordingly, during the first quarter of 2003, the Company recognized an additional $1.3 million in product sales revenue that would have been deferred prior to this change in estimate. The impact on gross margin from this additional revenue was approximately $490,000 for the year ended December 31, 2003.

Revenue from licensing programs is recognized over the period the Company is required to provide services under the terms of the agreement. Revenue from research and development activities that are funded by customers are recognized as the services are performed.

Revenue from royalties is recognized upon the notification to us of shipment of product from the Company's technology license partners to direct customers.

**Advertising.** The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2004, 2003 and 2002 were $476,000, $423,000, and $367,000, respectively.

**Income Taxes.** The Company recognizes deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets, liabilities and carryovers. The Company recognizes deferred tax assets for the expected future effects of all deductible temporary differences, loss carryovers and tax credit carryovers. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not, based on current circumstances, are not expected to be realized.

**Net Income (Loss) Per Share.** The Company calculates its income (loss) per share pursuant to SFAS No. 128, "Earnings Per Share" (SFAS No. 128). Under SFAS No. 128, basic income (loss) per share is computed by dividing reported income (loss) available to common stockholders by weighted average shares outstanding. Diluted income (loss) per share reflects the potential dilution assuming the issuance of common shares for all dilutive potential common shares outstanding during the period. In periods where the Company records a net loss, all potentially dilutive securities, including warrants and stock options, would be anti-dilutive and thus, are excluded from diluted loss per share.

The following table sets forth the calculation of net income (loss) per common share for the years ended December 31, 2004, 2003 and 2002:

| (in thousands, except per share amounts) | December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Income (loss) from continuing operations | $ 3,934 | $ (4,234) | $ 1,643 |
| Loss from discontinued operation | $ (332) | $ (5,271) | $ (3,470) |
| Net income (loss) applicable to common shares | $ 3,602 | $ (9,505) | $ (1,923) |
| Common and common equivalent shares outstanding: | | | |
| Historical common shares outstanding at beginning of year | 22,191 | 22,124 | 22,081 |
| Weighted average common equivalent shares issued during year | 47 | 25 | 7 |
| Weighted average common shares-basic | 22,238 | 22,149 | 22,088 |
| Weighted average common equivalent shares outstanding during year | 1,290 | -- | 731 |
| Weighted average common shares-diluted | 23,528 | 22,149 | 22,819 |
| Income (loss) from continuing operations per basic share | $ 0.18 | $ (0.19) | $ 0.07 |
| Loss from discontinued operation per basic share | (0.02) | (0.24) | (0.16) |
| Net income (loss) per basic share | $ 0.16 | $ (0.43) | $ (0.09) |
| Income (loss) from continuing operations per diluted share | $ 0.17 | $ (0.19) | $ 0.07 |
| Loss from discontinued operation per diluted share | (0.02) | (0.24) | (0.15) |
| Net income (loss) per diluted share | $ 0.15 | $ (0.43) | $ (0.08) |

For the years ended December 31, 2004, 2003 and 2002, the Company had several equity instruments or obligations that could create future dilution to the Company's common stockholders and which were not classified as outstanding common shares of the Company. The following table details such instruments and obligations and the common stock equivalent for each. The common stock number is based on specific conversion or issuance assumptions pursuant to the corresponding terms of each individual instrument or obligation. During 2004, 2003 and 2002, these potential stock issuances were excluded from the net income (loss) per common share calculation because they were anti-dilutive:

| (in thousands) | December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Warrants | 725 | 2,349 | 1,468 |
| Options | 2,92 | 4,545 | 2,911 |
| Convertible debentures | 1,214 | 1,751 | 2,123 |

**Stock-Based Compensation.** At December 31, 2004, the Company had four stock-based compensation plans, which are more fully described in Note 7 of these Notes of Consolidated Financial Statements below. The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees" and related interpretations. All options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant, therefore no stock-based compensation is reflected in net income or loss.

Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123," the Company's net income would have been decreased or net loss would have been increased to the following adjusted amounts:

| (in thousands, except per share amounts) | Year Ended Dec. 31, 2004 | Year Ended Dec. 31, 2003 | Year Ended Dec. 31, 2002 |
|---|---|---|---|
| Net income (loss) applicable to common shares: | | | |
| As reported | $ 3,602 | $ (9,505) | $(1,923) |
| Pro forma | 1,885 | (10,885) | (4,181) |
| Net income (loss) per share: | | | |
| As reported: | | | |
| Basic | $ 0.16 | $ (0.43) | $ (0.09) |
| Diluted | 0.15 | (0.43) | (0.08) |
| Pro forma: | | | |
| Basic | $ 0.08 | $ (0.49) | $ (0.19) |
| Diluted | 0.08 | (0.49) | (0.18) |

For disclosure purposes, the fair value of stock based compensation was computed using the Black-Scholes option pricing model with the following weighted average assumptions used for 2004, 2003 and 2002 grants:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Risk free interest rate | 3.56% | 3.00% | 4.00% |
| Expected dividend yield | 0% | 0% | 0% |
| Expected lives | 4.0 years | 4.0 years | 4.0 years |
| Expected volatility | 98% | 108% | 111% |

The weighted average fair value of shares granted during the years ended December 31, 2004, 2003 and 2002 was $2.47, $1.68, and $2.75, respectively.

**Fair Value of Financial Instruments.** The Company's financial instruments consist of cash and cash equivalents, restricted cash, short-term trade receivables and payables. The carrying values of cash and cash equivalents, restricted cash, and short-term trade receivables and payables approximate fair value due to their short-term nature. The fair value of the Company's promissory notes were approximately $5,579,000 and $5,784,000 as of December 31, 2004 and 2003, respectively.

**Comprehensive Income or Loss.** The Company reports all changes in equity that result from transactions and other economic events from non-owner sources as comprehensive income or loss.

**Reclassifications.** Certain 2003 and 2002 balances have been reclassified to conform to the current year presentation.

**New Accounting Pronouncements.** In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." This Standard addresses the accounting for transactions in which a company receives employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. This Standard also eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be accounted for using a fair-value-based method. The Standard is effective for periods beginning after June 15, 2005. The Company is currently assessing its valuation options allowed in this Standard. Even though the Company has not quantified the dollar amount of this new accounting standard, the result will have a negative impact on the Company's earnings starting with the accounting period beginning July 1, 2005.

## NOTE 2. INVENTORIES:

Inventories consist of:

| (in thousands) | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Finished goods | $3,973 | $1,909 |
| Work in process | 2,136 | 3,191 |
| Obsolescence reserve | (340) | (450) |
| | $5,769 | $4,650 |


RAMTRON
RAMTRON
FM25L256
RAMTRON
FM24CL16

## NOTE 3. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consists of:

| (in thousands) | Estimated Useful Lives (In Years) | December 31, 2004 | December 31, 2003 |
|---|---|---|---|
| Land | -- | $ 668 | $ 668 |
| Buildings and improvements | 18 and 10 | 8,942 | 8,942 |
| Equipment | 5 | 15,466 | 15,057 |
| Office furniture and equipment | 5 | 616 | 620 |
| | | 25,692 | 25,287 |
| Less accumulated depreciation and amortization | | (21,701) | (21,092) |
| | | $ 3,991 | $ 4,195 |

Depreciation and amortization expense for property, plant and equipment was $926,000, $905,000, and $1,031,000 for 2004, 2003 and 2002, respectively. Maintenance and repairs expense was $690,000, $575,000, and $567,000 for 2004, 2003 and 2002, respectively.

## NOTE 4. GOODWILL AND OTHER INTANGIBLE ASSETS:

Goodwill and other intangible assets consist of:

| (in thousands) | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Goodwill | $10,019 | $10,019 |
| Accumulated amortization | (5,999) | (5,999) |
| Goodwill, net | $ 4,020 | $ 4,020 |
| Patents | $ 6,124 | $ 4,280 |
| Product license fees | -- | 2,150 |
| Accumulated amortization | (2,327) | (4,257) |
| Intangible assets, net | $ 3,797 | $ 2,173 |

There was no change in the carrying amount of goodwill for the year ended December 31, 2004.

In June 2001, the FASB issued SFAS No. 142. SFAS No. 142 changed the accounting for goodwill and intangible assets and required that goodwill no longer be amortized but be tested for impairment at least annually or more frequently if indicators of potential impairment exist. The provisions of SFAS No. 142 were effective for fiscal years beginning after December 15, 2001, except for provisions related to the non-amortization and amortization of goodwill and intangible assets acquired after June 30, 2001, which were subject immediately to the provisions of SFAS No. 142. The Company adopted SFAS No. 142 and completed its initial impairment review as of January 1, 2002. There was no indicated impairment of the Company's goodwill at the date of adoption or at its first annual review as of December 31, 2002. As a result of the events discussed below, the Company determined it was necessary to perform an analysis of the fair value of its goodwill during the second quarter of 2003. As a result of an analysis completed as of June 30, 2003, the Company recorded goodwill impairment charges totaling $3,843,000. This charge is reflective of a sustained downturn in DRAM market conditions that the Company expected would continue for some time into the future and had resulted in lower than expected actual and projected revenue and profitability of its Mushkin business unit. In calculating the impairment charge, the fair value was estimated using a discounted cash flow methodology and market comparisons. The Company completed its annual analysis of the fair value of its goodwill as of December 31, 2004 and December 31, 2003 and determined there is no indicated impairment of its goodwill.



Amortization expense for intangible assets was $287,000, $357,000 and $240,000 in 2004, 2003 and 2002, respectively. Estimated amortization expense for intangible assets is $252,000 annually in 2005 through 2009 and $2.5 million thereafter.

**NOTE 5. LONG-TERM DEBT:**

On March 14, 2002, the Company signed an agreement to issue $8.0 million of 5 year, 5% fixed rate, convertible debentures. The debentures are convertible into the Company's common stock at a fixed conversion price of $3.769, which is equal to 110% of the five-day volume weighted average price (VWAP) of the Company's common stock prior to the transaction signing. The debentures are secured by a Deed of Trust on the Company's headquarters facility in Colorado Springs, Colorado and by a security interest in certain of its accounts receivable and patents.

In addition, 700,435, 5-year common stock warrants were issued to the investors with an initial exercise price of $4.28 per share. The warrants were valued using the Black-Scholes option pricing model with a resulting total value of approximately $1,773,000 at March 28, 2002. This amount is accounted for as a discount to the outstanding debentures and is being amortized over the remaining life of the debentures as a charge to interest expense. The unamortized discount pertaining to the outstanding debentures as of December 31, 2004 and 2003 as a result of the issuance of the warrants is approximately $763,000 and $1,183,000, respectively.

As a result of the conversion terms of these debentures, a beneficial conversion feature of $900,000 was created. This beneficial conversion feature is recorded as an increase to additional paid-in capital and as a debt discount to the outstanding debentures. This discount is being amortized over the remaining life of the debentures as a charge to interest expense. The unamortized discount pertaining to the outstanding debentures as of December 31, 2004 and 2003 as a result of the beneficial conversion feature is approximately $388,000 and $601,000, respectively.

The debentures contain covenants including, without limitation, achieving a minimum amount of earnings before interest, taxes, depreciation and amortization (EBITDA), as defined in the debenture agreements, and not exceeding a defined level of capital expenditures. As of June 30, 2003, the Company failed to meet the minimum EBITDA covenant under the debenture agreements, which by the terms of the debentures became an event of default on July 30, 2003 (the Default). On August 18, 2003, the Company entered into a Waiver and Amendment to Debenture Agreement (the Waiver Agreement) with the debenture holders. The Waiver Agreement provided for a waiver of the Default as well as a waiver of all remaining EBITDA covenants during 2003. In addition, the Waiver Agreement required that the Company make quarterly principal payments to the debenture holders over the following six quarters. Through December 31, 2004, the Company has made principal payments totaling approximately $3.5 million. To fulfill the Company's Waiver Agreement obligations it made a final quarterly principal payment of $125,000 on December 31, 2004. As of December 31, 2004 and 2003, $4,535,000 and $6,600,000 were outstanding on these debentures, respectively.

In addition, the Waiver Agreement provided for lowering the exercise price of the 700,435 common stock warrants held by the debenture holders from $4.28 to a price equal to 150% of the average closing bid price for the Company's common stock for the 5-trading days immediately preceding the effective date of the Waiver Agreement ($3.04) and an extension of the exercise period for one year. The adjustment to the original terms of the warrants created an additional non-cash increase to debt discount and additional paid-in capital of approximately $179,000, which was recorded during the quarter ended September 30, 2003 and is included in the unamortized debt discount balances disclosed above. This increase to debt discount is being amortized into interest expense over the remaining life of the debentures.

As of December 31, 2004, the Company was in compliance with all covenants of the debentures.

Interest paid to the debenture holders during 2004, 2003 and 2002 was approximately $225,000, $385,000 and $305,000, respectively.

On April 6, 2004, the Company entered into an agreement to settle its long standing patent interference proceeding with National Semiconductor Corporation (see Note 14 of these Notes of

Consolidated Financial Statements below). As a result of the settlement, beginning April 2004, the Company is required to pay National $250,000 annually through 2013. As of December 31, 2004, the present value of this promissory note is $1,780,000. The Company is discounting the note at 5.75%.

On March 31, 2003, the Company signed an agreement with Wells Fargo Business Credit, Inc. to provide a secured $3.0 million revolving line of credit. The credit facility provides for interest at a floating rate equal to the prime lending rate plus 1.75% per annum and a term of 3 years. Security for the credit facility includes the Company's non-European accounts receivable and inventories. Interest charges and minimum fees paid to Wells Fargo Business Credit, Inc. during 2004 and 2003 were approximately $126,000 and $107,000, respectively. Amounts available under the credit facility were approximately $3.0 million and $1.7 million as of December 31, 2004 and December 31, 2003, respectively. As of December 31, 2004, there were no amounts outstanding on this line of credit.

Maturities of the Company's outstanding promissory notes are as follows as of December 31, 2004:

| | 2005 | 2006 | 2007 | 2008 | 2009 | After 2009 | Total |
|---|---|---|---|---|---|---|---|
| Debentures | $ -- | $ -- | $4,535 | $ -- | $ -- | $ -- | $4,535 |
| Other Promissory Note | 250 | 250 | 250 | 250 | 250 | 1,000 | 2,250 |
| Total | $250 | $250 | $4,785 | $250 | $250 | $1,000 | $6,785 |

**NOTE 6. COMMITMENTS:**

**Lease Commitments.** The Company has commitments under non-cancelable operating leases expiring through 2008 for various equipment and facilities. Minimum future annual lease payments under these leases as of December 31, 2004 are as follows:

| | |
|---|---|
| 2005 | $345,000 |
| 2006 | 193,000 |
| 2007 | 52,000 |
| 2008 | 56,000 |
| | $646,000 |

Total rent expense on all operating leases was $314,000, $61,000, and $81,000 for 2004, 2003 and 2002, respectively.

**Manufacturing Alliances.** The Company has entered into a third-party manufacturing agreement for the supply of its FRAM products. The Company's third-party manufacturing agreement provides only for a call on the manufacturing capacity of the vendor. The product will be supplied to the Company at prices negotiated between the Company and the third-party manufacturer based on current market conditions. The Company does not currently engage in any take-or-pay agreements with its manufacturing vendors.

**NOTE 7. STOCKHOLDERS' EQUITY:**

**Preferred Stock.** In February 1998, the Company issued and sold in a private placement Series A Convertible Preferred Stock (Preferred Stock). On July 20, 1999, the Company's common stockholders approved the restructuring of the terms of the Company's Preferred Stock. After the restructuring, 872 shares of Preferred Stock remained outstanding.

The restated terms of the remaining Preferred Stock included (i) a fixed conversion at $5.00 per share; (ii) a three-year term expiring on July 31, 2002; (iii) an adjusted dividend rate of 11% per annum (subject to possible future adjustments); and (iv) a mandatory redemption feature at the date of maturity of $1,000 per share plus accrued dividends. On July 31, 2002, in accordance with the restated terms of the preferred stock, the Company redeemed 1,160 shares for $1,174,000.

For the years ended December 31, 2004, 2003 and 2002, the Company recorded $0, $0 and $82,000 of dividends, respectively and $0, $0 and $14,000 of discount accretion on redeemable preferred stock, respectively.

**Warrants.** Warrants to purchase shares of the Company's common stock are as follows:

| | | Number of Shares (in thousands) | | |
|---|---|---|---|---|
| | Exercise Price Per Share | Principal Stockholders | Others | Total |
| Outstanding and exercisable at December 31, 2001 | $2.25-$17.00 | 1,793 | 45 | 1,838 |
| Cancelled | $5.00 | (220) | (20) | (240) |
| Granted | $3.77-$4.28 | 700 | 76 | 776 |
| Outstanding and exercisable at December 31, 2002 | $2.25-$17.00 | 2,273 | 101 | 2,374 |
| Cancelled | $4.28-$17.00 | (700) | (25) | (725) |
| Granted | $3.04 | 700 | -- | 700 |
| Outstanding and exercisable at December 31, 2003 | $2.25-$6.88 | 2,273 | 76 | 2,349 |
| Cancelled | $3.77 | -- | (18) | (18) |
| Outstanding and exercisable at December 31, 2004 | $2.25-$6.88 | 2,273 | 58 | 2,331 |

All of the outstanding warrants are currently exercisable. Of such warrants: warrants to purchase 58,000 shares at $4.11 expire in March 2007, warrants to purchase 667,000 shares at $6.88 expire in December 2007; warrants to purchase 700,000 shares at $3.04 expire in March 2008;and warrants to purchase 906,000 shares of common stock with an exercise price of $2.25 expire in 2008 and 2009.

**Stock Options.** The Company has four stock option plans, the Amended and Restated 1986 Stock Option Plan (the 1986 Plan), the 1989 Non-statutory Stock Option Plan (the 1989 Plan), the 1995 Stock Option Plan, as amended (the 1995 Plan), and the 1999 Stock Option Plan (the 1999 Plan) (collectively, the Plans). The Plans reserve 6,235,714 shares of the Company's common stock for issuance and permit the issuance of non-qualified stock options. The exercise price of all non-qualified stock options must be equal to at least 85% of the fair market value of the common stock on the date of grant in the 1986 and 1989 Plans and 95% in the 1995 and 1999 Plans, and the maximum term of each grant is ten years. Options granted become exercisable in full or in installments pursuant to the terms of each agreement evidencing options granted. The 1986 and the 1995 Plans also permit the issuance of incentive stock options. As of December 31, 2004, the Company has not granted any incentive stock options. The number of options available for future grant on these plans is 89,355.

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost is recognized for grants with an exercise price equal to or in excess of the value of the underlying stock on the measurement date.

Activity in the Plans is as follows:

| | Weighted Average Exercise Price Per Share | Number of Shares (in thousands) | | |
|---|---|---|---|---|
| | | Directors and Officers | Employees | Total |
| Outstanding at December 31, 2001 | $ 7.56 | 1,757 | 1,960 | 3,717 |
| Granted | $ 3.74 | 400 | 713 | 1,113 |
| Cancelled | $ 9.93 | (10) | (242) | (252) |
| Exercised | $ 2.19 | -- | (43) | (43) |
| Outstanding at December 31, 2002 | $ 6.54 | 2,147 | 2,388 | 4,535 |
| Granted | $ 2.31 | 425 | 662 | 1,087 |
| Cancelled | $ 6.49 | (344) | (666) | (1,010) |
| Exercised | $ 2.03 | -- | (67) | (67) |
| Reclassification | | (388) | 388 | -- |
| Outstanding at December 31, 2003 | $ 5.61 | 1,840 | 2,705 | 4,545 |
| Granted | $ 3.66 | 485 | 447 | 932 |
| Cancelled | $ 6.88 | (4) | (164) | (168) |
| Exercised | $ 2.18 | (114) | (75) | (189) |
| Reclassification | | (324) | 324 | -- |
| Outstanding at December 31, 2004 | $ 5.34 | 1,883 | 3,237 | 5,120 |

As of December 31, 2004, 2003 and 2002, 3,270,000, 2,735,000, and 2,406,000 of the above options were exercisable, respectively, with weighted average exercise prices of $6.60, $7.26, and $8.79, respectively.

The following table sets forth the exercise price range, number of shares, weighted average exercise price and remaining contractual lives by groups of options:

| Exercise Price Range | Number of Options Outstanding (in thousands) | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life |
|---|---|---|---|
| $ 1.47 - $ 2.25 | 1,106 | $ 2.03 | 5.96 |
| $ 2.32 - $ 3.16 | 1,044 | 2.40 | 8.83 |
| $ 3.18 - $ 3.80 | 1,601 | 3.74 | 8.92 |
| $ 3.90 - $10.56 | 1,032 | 6.52 | 5.62 |
| $10.75 - $40.10 | 337 | 29.28 | 1.80 |
| | 5,120 | 5.34 | 7.13 |

| Exercise Price Range | Number of Options Exercisable (in thousands) | Weighted Average Exercise Price |
|---|---|---|
| $ 1.47 - $ 2.25 | 975 | $ 2.05 |
| $ 2.32 - $ 3.16 | 340 | 2.37 |
| $ 3.18 - $ 3.80 | 601 | 3.76 |
| $ 3.90 - $10.56 | 1,017 | 6.54 |
| $10.75 - $40.10 | 337 | 29.28 |
| | 3,270 | 6.60 |

## NOTE 8. RELATED PARTY TRANSACTIONS:

**Transactions with the Fund.** The National Electrical Benefit Fund (the Fund) is a principal stockholder of the Company.

Pursuant to a Stock and Warrant Purchase Agreement dated March 13, 1989 between the Company and the Fund, as amended by Amendment No. 1 thereto dated June 29, 1989 (the 1989 Fund Purchase Agreement), the Company agreed to pay to the Fund, for as long as the Fund owns at least 5% of the outstanding shares of the Company's common stock, a reasonable monthly consulting fee of not more than $5,000 and to reimburse the Fund for all out-of-pocket expenses incurred in monitoring the Fund's investment in the Company. During 2004, 2003 and 2002, the Company was obligated to pay to the Fund approximately $60,000 per year in payment of such fees and expenses. Payments made for these obligations were $65,000, $142,000 and $0 during 2004, 2003 and 2002, respectively. $15,000 and $20,000 related to this obligation are included in accrued liabilities as of December 31, 2004 and 2003, respectively.

**Transactions Involving Infineon Technologies AG.** Infineon Technologies AG is a principal stockholder of the Company.

In January 2000, the Company's then wholly owned subsidiary, EMS, entered into a non-exclusive, worldwide technology licensing agreement with Infineon. In consideration for the grant of the license to Infineon's technology, Infineon received 20% of the outstanding common stock of EMS. Additionally, the agreement called for Infineon to provide EMS with committed wafer manufacturing capacity using Infineon's advanced DRAM and embedded DRAM process capabilities and access to Infineon's design technology. Payments to Infineon for wafers, photo masks and tooling charges related to EMS's committed wafer manufacturing capacity during 2004, 2003 and 2002 were approximately $633,000, $1,091,000 and $2,174,000, respectively.

During 2002 and 2003, Infineon and EMS entered into agreements whereby EMS agreed to design and develop new products for Infineon on a fixed-fee basis. Revenue recognized from these agreements was approximately $0, $514,000 and $605,000 for 2004, 2003 and 2002, respectively.

On March 29, 2002, the Company issued a $3 million, 5% interest, 5-year debenture to Infineon. The debenture is convertible into the Company's common stock at a fixed conversion price of $3.769 per share, which is equal to 110% of the five-day volume weighted average price(VWAP) of the Company's common stock prior to the transaction signing. The Infineon debenture is secured by a security interest the Company granted to Infineon in certain of its accounts receivable and patents. In addition, 262,663 common stock warrants are held by Infineon with a modified exercise price of $3.04 per share and an expiration date of March 28, 2008. Interest paid to Infineon during 2004, 2003 and 2002 was approximately $101,000, $150,000 and $115,000, respectively. The amounts outstanding under the debentures were $1,560,000 and $3,000,000 as of December 31, 2004 and 2003, respectively. The amount outstanding at December 31, 2004 is due in 2007.

## NOTE 9. SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for interest and income taxes:

| (in thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Interest | $ 371 | $508 | $326 |
| Income taxes | -- | -- | -- |
| Non-cash investing and financing transaction: | | | |
| Intellectual property acquired through issuance of long-term debt | $1,955 | -- | -- |

## NOTE 10. INCOME TAXES:

As of December 31, 2004, the Company had approximately $142 million of net operating loss carryovers for tax purposes. Further, the Company has approximately $1.6 million of research and development tax credits available to offset future federal and state income taxes. The net operating loss and credit carryovers expire through 2023. The Internal Revenue Code contains provisions, which may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including significant changes in ownership interests. The components of deferred income taxes are as follows:

| | December 31, | |
|---|---|---|
| (in thousands) | 2004 | 2003 |
| Deferred tax assets: | | |
| Capital loss carryovers | $ 7,300 | $ 7,300 |
| Deferred revenue | 2,300 | 2,800 |
| Other | 4,500 | 4,378 |
| Net operating loss carryovers | 56,600 | 60,880 |
| | 70,700 | 75,358 |
| Valuation allowance | (70,700) | (75,358) |
| | $ -- | $ -- |

Management has determined, based on all available evidence, it is more likely than not that the deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance equal to its net deferred tax assets as of December 31, 2004 and 2003.

Financials

The provision for income taxes from continuing operations includes the following:

| (in thousands) | December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 74. | -- | -- |
| State | -- | -- | -- |
| Total current | 74 | -- | -- |
| Deferred: | | | |
| Federal | 1,458 | $(109) | $610 |
| State | 208 | (15) | 87 |
| Total deferred (benefit) expense | 1,666 | (124) | 697 |
| Increase (decrease) in valuation allowance | (1,666) | 124 | (697) |
| Total provision | $ 74 | $ -- | $ -- |

Total income tax expense (benefit) from continuing operations differs from the amount computed by applying the statutory federal income (loss) tax rate to income before taxes. The reasons for this difference for the years ended December 31 were as follows:

| (in thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Computed tax at federal statutory rate | $ 1,403 | $(1,482) | $ 575 |
| State income taxes, net of federal impact | 208 | (15) | 82 |
| Non-deductible expenses | 55 | 1,373 | 40 |
| Increase (decrease) in valuation allowance | (1,666) | 124 | (697) |
| Alternative minimum taxes | 74 | -- | -- |
| Total income tax provision | $ 74 | $ -- | $ -- |

During 2004, 2003 and 2002, net operating loss carryovers of approximately $8.7 million, $2.4 million and $5.1 million, respectively, expired, which decreased the recorded valuation allowance in each respective year. In addition, taxable losses from EMS of $1.2 million, $3.9 million and $2.7 million in 2004, 2003 and 2002, respectively, are included in the net operating lose carryover balances above and have increased the recorded valuation allowance each respective year.

Tax expense other than payroll and income taxes were $187,000, $222,000, and $269,000 for 2004, 2003 and 2002, respectively.

**NOTE 11. DISCONTINUED OPERATION:**

During the first quarter of 2004, the Company committed to a plan to sell substantially all of the remaining assets of EMS. The remaining assets consisted primarily of EMS' patent portfolio. The Company completed the sale of EMS' patent portfolio on April 20, 2004, the proceeds of which were $1.5 million. Due to a write-down of the carrying value of the patent portfolio to its estimated fair value at March 31, 2004, there was no gain or loss recorded on the finalization of the sale. Pursuant to the terms of the Company's Security Agreement with Infineon, the Company was required to seek a release from Infineon for the sale of EMS' patent portfolio. This release required that all amounts due to Infineon in 2004 under the Waiver Agreement (see Note 5 of these Notes of Consolidated Financial Statements above) be paid upon receipt of the proceeds from the sale of EMS' patent portfolio.

In accordance with SFAS No. 144, the consolidated financial statements of the Company have been recast to present this business as a discontinued operation. Accordingly, the revenue, costs and expenses and assets and liabilities of the discontinued operation have been excluded from the respective captions in the Consolidated Statements of Operations and Balance Sheets and have been reported in the various statements under the caption, "Loss from discontinued operation," "Assets of discontinued operation" and "Liabilities of discontinued operation" for all periods. In addition, certain of the Notes to Consolidated Financial Statements have been recast for all periods to reflect the discontinuance of this operation.

Summary results for the discontinued operation are as follows:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2004 | 2003 | 2002 |
| Operating results: | | | |
| Revenue | $ 311 | $ 2,220 | $ 4,202 |
| Costs and expenses | (299) | (5,804) | (7,672) |
| Impairment of patents and intangibles | (364) | (1,687) | -- |
| Income tax benefit | 20 | -- | -- |
| Loss from discontinued operation | $ (332) | $(5,271) | $(3,470) |

In June 2003, EMS was notified by its primary contract engineering service customers that on-going product development programs would be discontinued no later than July 31, 2003. As a result of these events, a valuation of EMS' intangible assets was completed and impairment charges of $1,687,000 were recorded to adjust asset carrying values to their estimated fair value at June 30, 2003. The fair values were determined by obtaining an appraisal from an independent consulting firm specializing in such valuations.

Amounts included in the December 31, 2004 and 2003 Consolidated Balance Sheets for the discontinued operation are as follows:

| (in thousands) | December 31, 2004 | December 31, 2003 |
|---|---|---|
| *Assets of discontinued operation:* | | |
| Accounts receivable | $ -- | $ 217 |
| Inventories | -- | 303 |
| Intangible asset, net | -- | 1,896 |
| *Total* | $ -- | $2,416 |
| *Liabilities of discontinued operation:* | | |
| Accounts payable | $ 239 | $1,418 |

**NOTE 12. SEGMENT AND GEOGRAPHIC AREA INFORMATION:**

The Company's reportable segments are those that are based on the Company's method of internal reporting, which generally segregates the strategic business units due to differences in products and distribution channels.

The Company's continuing operations are conducted through two business segments. The Company's FRAM business licenses, manufactures and distributes ferroelectric nonvolatile random access memory products (FRAM Segment). The Company's wholly owned subsidiary, Mushkin Inc., distributes high-speed DRAM products in the aftermarket through direct, retail, and e-commerce sales channels (DRAM Segment).

The accounting policies for determining segment net income (loss) are the same as those used in the consolidated financial statements. There are no internal sales between segments or geographic regions.

| | 2004 | | | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|---|---|---|
| | FRAM | DRAM | Total | FRAM | DRAM | Total | FRAM | DRAM | Total |
| | | | | | (in thousands) | | | | |
| Product sales | $37,231 | $18,334 | $55,565 | $26,593 | $11,446 | $38,039 | $22,224 | $16,313 | $38,537 |
| License & development fees | 717 | -- | 717 | 498 | -- | 498 | 6,829 | -- | 6,829 |
| Royalties | 765 | -- | 765 | 480 | -- | 480 | 398 | -- | 398 |
| Customer sponsored research and development | 781 | -- | 781 | 1,162 | -- | 1,162 | 579 | -- | 579 |
| | 39,494 | 18,334 | 57,828 | 28,733 | 11,446 | 40,179 | 30,030 | 16,313 | 46,343 |
| Operating costs | (34,424) | (18,132) | (52,556) | (27,864) | (11,367) | (39,231) | (27,437) | (16,470) | (43,907) |
| Impairment charges | -- | -- | -- | -- | (3,843) | (3,843) | -- | -- | -- |
| Operating income (loss) | 5,070 | 202 | 5,272 | 869 | (3,764) | (2,895) | 2,593 | (157) | 2,436 |
| Other | -- | -- | -- | 2 | -- | 2 | 6 | -- | 6 |
| Segment income (loss) | $ 5,070 | $ 202 | $ 5,272 | $ 871 | $(3,764) | $(2,893) | $ 2,599 | $ (157) | $ 2,442 |
| Total assets | $26,555 | $ 7,098 | $33,653 | $21,373 | $ 5,856 | $27,229 | $24,171 | $ 9,474 | $33,645 |
| Depreciation and amortization | $ 1,203 | $ 10 | $ 1,213 | $ 1,248 | $ 14 | $ 1,262 | $ 1,246 | $ 25 | $ 1,271 |
| Capital additions | $ 797 | $ 25 | $ 822 | $ 684 | $ 1 | $ 685 | $ 501 | $ 24 | $ 525 |
| Intangible additions | $ 179 | $ -- | $ 179 | $ 481 | $ -- | $ 481 | $ 493 | $ -- | $ 493 |

Segment income (loss) excludes interest income, interest expense and income tax provision on a total basis of $(1,338,000), $(1,341,000), and $(799,000) in 2004, 2003 and 2002, respectively, not allocated to business segments.

Revenue amounts and percentages for major customers representing more than 10% of total revenue are as follows:

| | 2004 | | | | 2003 | | | | 2002 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | FRAM | | DRAM | | FRAM | | DRAM | | FRAM | | DRAM | |
| | | | | | (in thousands) | | | | | | | |
| Customer A ........... | -- | -- | -- | -- | -- | -- | -- | -- | $6,508 | 14% | -- | -- |
| Customer B ........... | -- | -- | $6,771 | 12% | -- | -- | -- | -- | -- | --- | -- | -- |
| Customer C ........... | $17,213 | 30% | -- | -- | $15,815 | 39% | -- | -- | 16,339 | 35% | -- | -- |
| Customer D ........... | -- | -- | -- | -- | -- | -- | $5,751 | 14% | -- | -- | $6,714 | 14% |

The following geographic area data include revenue based on product shipment destination, license and development payor location and customer-sponsored research and development payor location. The data presented for long-lived assets is based on physical location.

Geographic Area Net Revenue:

| (in thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| United States | $21,854 | $12,596 | $23,902 |
| Japan | 5,973 | 3,359 | 1,791 |
| Canada | 1,586 | 1,136 | 749 |
| United Kingdom | 1,885 | 1,153 | 593 |
| Germany | 1,772 | 1,524 | 590 |
| China/Hong Kong | 5,680 | 5,474 | 10,661 |
| Italy | 12,207 | 13,132 | 6,648 |
| Czech Republic | 3,226 | 3 | 8 |
| Rest of world | 3,645 | 1,802 | 1,401 |
| Total | $57,828 | $40,179 | $46,343 |

Geographic Area Long-lived Assets (Net):

| (in thousands) | 2004 | 2003 |
|---|---|---|
| United States | $12,079 | $10,755 |
| Thailand | 155 | 222 |
| Rest of world | -- | 27 |
| Total | $12,234 | $11,004 |



**NOTE 13. DEFINED CONTRIBUTION PLAN:**

The Company has a cash or deferred compensation plan (the 401(k) Plan) intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), in which substantially all employees are participants. Participants in the 401(k) Plan may make maximum pretax contributions, subject to limitations imposed by the Code, of 100% of their compensation. The Company may make, at the Board of Directors' discretion, an annual contribution on behalf of each participant. No amounts were contributed by the Company under the 401(k) Plan on behalf of participating employees during 2003 and 2002. During 2004, approximately $72,000 was charged to expense for Company contributions under the 401(k) Plan to be paid in the first quarter of 2005.

**NOTE 14. CONTINGENCIES:**

**Patent Interference Proceeding.** On April 6, 2004, the Company and National Semiconductor Corporation (National) entered into an agreement to settle their long standing patent interference dispute, which began in 1991 as a patent interference proceeding that was declared in the United States Patent and Trademark Office (the Patent Office) in regard to one of the Company's issued United States patents. The patent involved covers a basic ferroelectric memory cell design invention that the Company believes is of fundamental importance to its FRAM business in the United States.

Under the terms of the settlement agreement Ramtron has abandoned four of the five claims in its existing patent, two of National's patent applications relating to the interference claims have been assigned to Ramtron and two others were retained by National. National and Ramtron have agreed to cross license any and all future patents that may mature from the four applications at no additional cost to either company. As consideration for the assigned patent applications and cross license provisions of the agreement, Ramtron will pay National $2.5 million in equal annual installments of $250,000 through 2013. At March 31, 2004, the Company recorded an intangible asset and current and long-term debt of approximately $1,955,000, the present value of the annual installment payments. At December 31, 2004, the discounted amount is approximately $1,780,000. The Company is discounting this liability at 5.75%. The Company did not record an impairment of the existing patents held for the technology in dispute as the Company believes, with the assignments and cross-license arrangements discussed previously, we are in a position now, insofar as our ability to use the technology in dispute is concerned, that is at least as favorable as our position prior to this resolution. In addition, the Company believes the amounts capitalized related to these patents and licenses will be recovered through future cash flows.

The fifth remaining count of interference has been sent to a Special Master for a final ruling. Ramtron believes its business would not be materially affected by an adverse judgment by the Special Master on the remaining count of interference. The disposition of this matter, expected in 2005, is not expected to have a material adverse effect on our business, financial condition or results of operations.

**Other Patent Matters.** The Company's industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. The Company cannot be certain that third parties will not make a claim of infringement against the Company or against its semiconductor company licensees in connection with their use of the Company's technology. Any claims, even those without merit, could be time consuming to defend, result in costly litigation and diversion of technical and management personnel, or require the Company to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available to the Company on acceptable terms or at all. A successful claim of infringement against the Company or one of its semiconductor manufacturing licensees in connection with our use of the Company's technology could materially impact the Company's results of operations.

**Other Litigation.** The Company is involved in other legal matters in the ordinary course of business. Although the outcomes of any such legal actions cannot be predicted, management believes that there is no pending legal proceeding against or involving the Company for which the outcome is likely to have a material adverse effect upon the Company's financial position or results of operations.

## NOTE 15. QUARTERLY DATA (UNAUDITED):

The following unaudited information shows selected items by quarter for the years 2004 and 2003.

| | 2004 | | | | 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| | (in thousands except per share data) | | | | | | | |
| Revenue | $13,482 | $14,736 | $15,200 | $14,410 | $10,203 | $10,836 | $ 7,662 | $11,478 |
| Gross margin, product sales | 5,179 | 5,712 | 6,079 | 5,494 | 3,830 | 4,405 | 2,625 | 4,621 |
| Impairment charges | -- | -- | -- | -- | -- | 3,843 | -- | -- |
| Operating income (loss) | 1,525 | 1,503 | 1,622 | 622 | 389 | (3,377) | (1,214) | 1,307 |
| Net income (loss) applicable to common shares from continuing operations | 1,169 | 1,157 | 1,291 | 317 | 109 | (3,674) | (1,593) | 924 |
| Loss from discontinued operation | (333) | (19) | -- | 20 | (1,914) | (2,298) | (702) | (357) |
| Basic: | | | | | | | | |
| Income (loss) per share from continuing operations | $ 0.05 | $ 0.05 | $ 0.06 | $ 0.01 | $ 0.01 | $ (0.17) | $ (0.07) | $ 0.04 |
| Loss from discontinued operation | $ (0.01) | -- | -- | -- | $ (0.09) | $ (0.10) | $ (0.03) | $ (0.01) |
| Total | $ 0.04 | $ 0.05 | $ 0.06 | $ 0.01 | $ (0.08) | $ (0.27) | $ (0.10) | $ 0.03 |
| Diluted: | | | | | | | | |
| Income (loss) per share from continuing operations | $ 0.05 | $ 0.05 | $ 0.06 | $ 0.01 | $ 0.01 | $ (0.17) | $ (0.07) | $ 0.04 |
| Loss from discontinued operation | $ (0.01) | -- | -- | -- | $ (0.09) | $ (0.10) | $ (0.03) | $ (0.02) |
| Total | $ 0.04 | $ 0.05 | $ 0.06 | $ 0.01 | $ (0.08) | $ (0.27) | $ (0.10) | $ 0.02 |

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ramtron International Corporation:

We have audited the accompanying (consolidated) balance sheets of Ramtron International Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ramtron International Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ramtron International Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

KPMG LLP

Denver, Colorado
March 15, 2005

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ramtron International Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting (Item 9A(c)) that Ramtron International Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of material weaknesses identified in management's assessment, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ramtron International Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses were identified by management as of December 31, 2004: (1) Ramtron International Corporation policies and procedures did not require matching of customer order documents with shipping and invoice documents prior to recording revenue, nor were appropriate information technology access controls present as part of the authorization of revenue process. The absence of these controls could have resulted in misstatements to revenue and accounts receivable, and (2) Ramtron International Corporation policies and procedures did not provide for adequate controls over the approval of cash disbursements at its Mushkin subsidiary. The absence of these controls could have resulted in misstatement and misclassification of recorded costs and expenses.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ramtron International Corporation as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. The aforementioned material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated March 15, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management's assessment that Ramtron International Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weaknesseses described above on the achievement of the objectives of the control criteria, Ramtron International Corporation has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMP LLP

Denver, Colorado
March 15, 2005

# Corporate Information

## Corporate Offices

1850 Ramtron Drive
Colorado Springs, CO 80921
Tel: 719-481-7000
Fax: 719-481-9294

## State of Incorporation

Delaware

## Annual Meeting

Hilton Garden Inn
1810 Briargate Parkway
Colorado Springs, CO 80920
December 2, 2005 at 10:30 a.m.

## Ramtron Securities

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "RMTR."

## Dividends

The Company has not paid any dividends since its inception and does not intend to pay any cash dividends in the foreseeable future. The Company intends to retain any earnings to finance its operations.

## Communication with the Board of Directors

Confidential written correspondence to Ramtron's Board of Directors should be sent to the following address:

Board of Directors
Ramtron International Corporation
Attn: Chairman of the Board
1850 Ramtron Drive
Colorado Springs, CO 80921

## Shareholder Assistance

For information regarding lost stock certificates or changes of address, please write to the Company's transfer agent:

Citibank, N.A
333 Greenwich Street
14th Floor
New York, NY 10013

U.S. Customer Service 877-248-4237
International Customer Service 781-575-4555

For additional copies of this report, 10-K or 10-Q, or other financial information, Ramtron stockholders or other interested investors can contact:

Ramtron International Corporation
1850 Ramtron Drive
Colorado Springs, CO 80921
719-481-7000

For other information or questions, please contact:

Investors Relations
Ramtron International Corporation
1850 Ramtron Drive Drive
Colorado Springs, CO 80921
719-481-7213

## Ramtron on the Internet

For information about Ramtron and its products, please visit us at the following web addresses:

www.ramtron.com
email: info@ramtron.com

## Duplicate Mailings

If you receive more than one Annual Report and Proxy Statement and wish to help us reduce costs by discontinuing multiple mailings to your address, contact:

Citibank Shareholders Services
P.O. Box 43077
Providence, RI 02940-3077
877-248-4237

## Electronic Proxy Materials

Ramtron's proxy materials can now be received electronically. This option will save the Company the cost of printing and mailing these materials to you. It will also make them accessible to you immediately as soon as they are available.

If you are a street holder (you own stock through a bank or broker), please contact your broker and ask for electronic delivery of Ramtron's proxy materials.

## Directors and Officers

William G. Howard, Chairman of the Board
Klaus Fleischmann, Director
Doris Keitel-Schulz, Director
William George, Director
Jack L. Saltich, Director
Theodore J. Coburn, Director
William W. Staunton, III, Director and CEO
Greg B. Jones, Director and President-Technology Group
Eric A. Balzer, Director and CFO

RAMTRON

www.ramtron.com

**Ramtron International Corporation**
1850 Ramtron Drive
Colorado Springs, CO 80921